                                                                   EXHIBIT NO. 1

                                (INTRAWEST LOGO)

                            ANNUAL INFORMATION FORM

                             INTRAWEST CORPORATION

                         Suite 800, 200 Burrard Street
                  Vancouver, British Columbia, Canada V6C 3L6

                               September 15, 2003

                             INTRAWEST CORPORATION

                            ANNUAL INFORMATION FORM

                               TABLE OF CONTENTS

                                                             PAGE
                                                             ----
Certain Definitions, Statistical and Other Information......   2
The Corporation.............................................   3
  Incorporation.............................................   3
  Overview..................................................   3
  Corporate Structure.......................................   4
  General Development of the Business.......................   4
The Mountain Resort Industry................................   5
The Golf Industry...........................................   6
Resort Management and Development...........................   6
  Resort Operations.........................................   6
     Mountain Resort Properties.............................   6
     Warm-Weather Destination Properties....................  10
     Other Resort Properties................................  11
     Sources of Resort Operations Revenue...................  11
     Sponsorship and Special Events.........................  13
     Information Technology.................................  13
     Resort Marketing and Sales.............................  13
  Resort Real Estate Development............................  14
     The Development Process................................  14
     Leisura................................................  16
     Real Estate Properties.................................  17
     Resort Club............................................  22
  Competition...............................................  23
  Legal and Regulatory Matters..............................  23
Non-Resort Assets...........................................  23
Employees...................................................  23
Selected Consolidated Financial Information.................  24
Management's Discussion and Analysis........................  26
Market for Securities.......................................  42
Directors and Executive Officers............................  42
Additional Information......................................  43
Consolidated Financial Statements........................... F-1

             CERTAIN DEFINITIONS, STATISTICAL AND OTHER INFORMATION

     Unless the context otherwise requires, the "Corporation" or "Intrawest", as well as "we", "us", "our" or similar terms, refers to Intrawest Corporation, either alone or together with its subsidiaries and their respective interests in joint ventures and partnerships.

     As used in this Annual Information Form, "skier visit" means one guest accessing a ski mountain on any one day and "unit" means one condominium-hotel unit, one townhome unit, one single-family lot or 1,000 square feet of commercial space.

     Statistical information relating to the ski and golf industries included in this Annual Information Form is derived by the Corporation from recognized industry reports regularly published by industry associations and independent consulting and data compilation organizations in these industries, including The National Ski Areas Association, The Canadian Ski Council, the White Book of Ski Areas and the National Golf Foundation.

     Unless otherwise indicated, all dollar amounts are stated in United States dollars.

                                THE CORPORATION

INCORPORATION

     The Corporation was formed by an amalgamation on November 23, 1979 under the Company Act (British Columbia) and was continued under the Canada Business Corporations Act on January 14, 2002. The registered office of the Corporation is located at 1300-777 Dunsmuir Street, Vancouver, British Columbia, Canada, V7Y 1K2, its executive office is located at Suite 800, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6 and its telephone number is (604) 669-9777. The Corporation maintains a Web site at www.intrawest.com.

OVERVIEW

     Intrawest is the world's leading developer and operator of village-centered resorts. The Corporation's principal strength is its ability to combine expertise in resort operations and real estate development. By combining high-quality resort services and amenities with innovative residential and commercial real estate development, the Corporation has generated, and has implemented strategies that it expects will continue to generate, increases in the number of visitors, return on assets and average selling prices of real estate at its resorts.

     Intrawest's network of 10 mountain resorts, which are geographically diversified across North America's major ski regions, enables it to provide a wide range of distinctive vacation experiences. The Corporation's resorts include Whistler Blackcomb and Panorama in British Columbia, Blue Mountain in Ontario, Tremblant in Quebec, Stratton in Vermont, Snowshoe in West Virginia, Copper and Winter Park in Colorado, Mountain Creek in New Jersey and Mammoth in California. During the 2002/2003 ski season the Corporation's network of resorts generated approximately 8.2 million skier visits, which is more than the number generated by any other North American group of affiliated mountain resorts. Intrawest holds a 45% equity interest in Alpine Helicopters Ltd. ("Alpine"), the parent company of Canadian Mountain Holidays Inc. ("CMH"), a provider of helicopter destination skiing and helicopter-assisted mountaineering and hiking in southeastern British Columbia.

     Intrawest also is developing and operating the warm-weather destination resort of Sandestin, the largest resort and residential community in northwestern Florida. Intrawest owns and operates 18 golf courses throughout North America and manages an additional 11 courses.

     Intrawest is North America's largest mountain resort real estate developer. The Corporation owns, develops and manages residential and commercial resort real estate at each of its resorts and is developing mountain resort villages at Keystone in Colorado, Squaw Valley in California, Solitude in Utah, Snowmass in Colorado and Les Arcs in France. The Corporation is also developing resort villages at Lake Las Vegas Resort in Nevada and at Sandestin in Florida. Intrawest owns or has rights to acquire land on which it expects to develop and sell approximately 20,600 units over the next 10 to 12 years. The Corporation's resort development formula links the staged expansion of ski, golf and other resort operations with the planning, design and managed development of architecturally distinct four-season resort villages. The Intrawest formula emphasizes quality of service, comprehensive amenities, village ambience and other characteristics which attract visitors and buyers of real estate. Intrawest has successfully employed this formula at Whistler Blackcomb and Tremblant and, as a result, the villages at these locations have become major attractions, drawing both skiers and non-skiers. The Corporation is at various stages of applying its formula to the extensive developable land holdings at its other resorts. At many of its resorts, the Corporation also builds and operates resort club locations which are marketed as timeshare vacation ownership resorts. Resort club locations are in operation at Whistler Blackcomb, Tremblant, Panorama and Sandestin, and in Hawaii, Vancouver and Palm Desert.

CORPORATE STRUCTURE

     The following is a list of the Corporation's principal subsidiaries and partnerships as at June 30, 2003, indicating the place of incorporation/registration, and showing the percentage equity interest beneficially owned by the Company.

                                                                 PLACE OF              PERCENTAGE
                                                              INCORPORATION/         EQUITY INTEREST
                                                               REGISTRATION      HELD BY THE CORPORATION
                                                             ----------------    -----------------------
Blackcomb Skiing Enterprises Limited Partnership...........  British Columbia               77
Whistler Mountain Resort Limited Partnership...............  British Columbia               77
Mont Tremblant Resorts and Company, Limited Partnership....       Quebec                   100
IW Resorts Limited Partnership.............................  British Columbia              100
Intrawest Resort Ownership Corporation.....................  British Columbia              100
Intrawest Resort Finance Corporation.......................  British Columbia              100
Copper Mountain, Inc.......................................      Delaware                  100
Intrawest Golf Holdings, Inc...............................      Delaware                  100
Intrawest Luxembourg S.A...................................     Luxembourg                 100
Intrawest Resorts, Inc.....................................      Delaware                  100
Intrawest Retail Group, Inc................................      Colorado                  100
Intrawest U.S. Holdings Inc................................      Delaware                  100
Intrawest Sandestin Company, L.L.C.........................      Delaware                  100
Keystone/Intrawest L.L.C...................................      Delaware                   50
Mountain Creek Resort, Inc.................................     New Jersey                 100
Snowshoe Mountain, Inc.....................................   West Virginia                100
The Stratton Corporation...................................      Vermont                   100

GENERAL DEVELOPMENT OF THE BUSINESS

     During the past three fiscal years, the Corporation has expanded its resort operations and resort real estate development businesses. Key developments during this period are set out below.

     2001

     - In July 2000 the Corporation entered into an agreement to develop a village at Les Arcs resort in France.

     - In January 2001 the Corporation announced a normal course issuer bid through the Toronto Stock Exchange for up to 465,000 NRP Shares.

     - In March 2001 the Corporation raised gross proceeds of $125 million from a private offering of unsecured notes in Canada and the United States.

     2002

     - In July 2001 the Corporation entered into an agreement to develop a village at Snowmass at Aspen, Colorado.

     - In January 2002 the Corporation was granted by the City and County of Denver the exclusive right to negotiate an agreement to operate and develop Winter Park Resort in Colorado.

     - In February 2002 the Corporation announced a normal course issuer bid through the Toronto Stock Exchange for up to 370,000 NRP Shares.

     - In June 2002 the Corporation raised gross proceeds of Cdn.$85.8 million from a public offering of 3,250,000 Common Shares in Canada and the United States.

     2003

     - In September 2002 the Corporation raised gross proceeds of $137 million from a private offering of unsecured notes in Canada and the United States.

     - In December 2002 the Corporation redeemed all of its remaining non-resort preferred shares at Cdn.$2.02 per share.

     - In December 2002 the Corporation completed its agreement with the City and County of Denver to assume control of Winter Park Resort's operations and to undertake development at the Colorado resort.

     - In February 2003 the Corporation announced that it was reorganizing the manner in which the production phase of its resort real estate development business is conducted. Refer to page 16 ("Leisura") for additional information.

                          THE MOUNTAIN RESORT INDUSTRY

     There are approximately 730 ski resorts in North America of which 490 are located in the United States and 240 are located in Canada. During the 2002/2003 ski season, these resorts attracted approximately 76.5 million skier visits (57.6 million to United States ski areas and 18.9 million to Canadian ski areas). The geographic distribution of North American skier visits during the 2002/2003 season was as follows:

                                                             PROPORTIONATE
GEOGRAPHIC REGION                            SKIER VISITS        SHARE        INTRAWEST RESORT LOCATED IN REGION
-----------------                            ------------    -------------    ----------------------------------
                                              (MILLIONS)          (%)
Western Canada.............................       7.9             10.3        Whistler Blackcomb, Panorama
Quebec.....................................       7.0              9.2        Tremblant
Other Canada...............................       4.0              5.2        Blue Mountain
U.S. Rocky Mountains.......................      18.7             24.4        Copper, Winter Park
Northeast U.S..............................      14.0             18.3        Stratton, Mountain Creek
Pacific West U.S...........................      10.9             14.3        Mammoth
Midwest U.S................................       8.1             10.6        --
Southeast U.S..............................       5.9              7.7        Snowshoe
                                                 ----            -----
                                                 76.5            100.0
                                                 ====            =====

     North American ski resorts range from small regional ski areas which primarily cater to day skiers to large amenity-filled resorts targeted to the destination visitor. Day visitors tend to focus on lift ticket prices and accessibility. Destination visitors stay for one or more nights, focus on the number of amenities and activities offered as well as the perceived overall quality of their vacation experience, are less price sensitive than day visitors, spend more on non-lift ticket items and are less likely to change their vacation plans because of changes in local conditions. As a result of these differences, destination visitors generate significantly higher revenue per day for resort owners than day visitors and provide balance to the resort's revenue mix. The smaller day-visitor ski areas predominate in terms of number of resorts, but capture significantly less traffic than the large destination ski areas. The National Ski Areas Association estimated that in the 2002/2003 ski season the largest 20% of ski areas accounted for approximately 80% of the total skier visits in the United States. The Corporation has determined that approximately 85% of visits to its resorts are "drive-to" (i.e., the visitor drives from home to the resort).

     Since 1985 the numbers of active skiers and annual skier visits in North America have not changed significantly. During the same period, the mountain resort industry has undergone a period of consolidation and attrition resulting in a significant decline in the total number of ski areas in North America. The number of North American ski resorts has declined from approximately 1,025 in 1985 to approximately 730 in 2003. The Corporation believes that technological advances, most notably in the development of high-speed lifts, and rising infrastructure costs were the driving forces behind this consolidation and will continue to drive further consolidation as the majority of resorts lack the capital and management ability to compete with the emerging industry leaders. In addition, the mountain resort industry is characterized by significant barriers to entry since the number of attractive sites is limited, the costs of resort development are high and environmental regulations impose significant restrictions on new development. Despite the recent consolidation trend among destination resorts, ownership of the smaller regional resorts remains highly fragmented. The Corporation believes that the continuing attrition of smaller regional resorts will also provide growth opportunities for destination resorts in this segment of the industry.

     The Corporation is positioned to benefit from certain recent trends and developments which are favourably affecting the North American mountain resort industry, including (i) demographic trends under which the large "baby boom" generation is entering the 45 years and over age category, which is the age group with the highest average individual skier visit frequency and the largest number of buyers of vacation property, and the leading edge of the "echo boom" generation has entered the teenage years, which is the prime entry age for skiing, snowboarding and other "on-snow" sports, (ii) societal trends which place a greater focus on leisure, fitness and outdoor activities, (iii) product innovations such as parabolic skis which encourage broader participation, facilitate learning and enhance performance and (iv) the continuing growth of snowboarding, which is increasing youth and young adult participation in mountain sports. In the United States, skier visits attributable to snowboarders have increased steadily and are currently estimated to represent 29% of all skier visits in the United States. The Corporation believes that these trends and developments will continue to attract additional destination guests and will result in growing demand from affluent families for vacation homes in mountain resorts.

                               THE GOLF INDUSTRY

     There are approximately 19,000 golf courses in North America -- 17,000 in the United States and 2,000 in Canada. In 1999 there were approximately 26 million active golfers in the United States and 5 million in Canada, representing about a 13% participation rate. While participation has been relatively stable over the past few years, consumer spending on golf has increased significantly, from $7.8 billion in the United States in 1986 to over $22 billion in 1999. Revenue per round has been driven up by increases in greens fees and higher spending on equipment, lessons, golf cart rental and other services.

     The same demographic trends that are impacting the mountain resort industry are affecting golf. The aging of the "baby boom" generation is expected to increase the number of rounds played and the average revenue per round. Golfers over the age of 50 currently account for approximately 25% of total golfers but they play almost 50% of the total rounds each year and they spend over 50% more per player than younger golfers. In addition, the largest age group of beginners to golf is the 18-29-year old group and the leading edge of the "echo boom" generation turned 18 in 1996. Equipment innovations, such as over-sized golf club heads, are encouraging broader participation by facilitating learning and enhancing performance.

     The ownership of golf courses in North America is highly fragmented. In the United States there are approximately 11,000 different golf course owners and the top 15 course owners/managers have only approximately 5% of the market in aggregate. Similarly in Canada, less than 2% of golf courses are owned or operated by multi-course operators. Consolidation of the golf industry has begun as many independent owners lack the necessary capital to improve or maintain their courses, there is a limited supply of experienced golf operating personnel, and cost and marketing efficiencies are enhanced by the operation of multiple golf courses. Intrawest expects to capitalize on this consolidation trend by acquiring additional golf courses in the future.

                       RESORT MANAGEMENT AND DEVELOPMENT

RESORT OPERATIONS

  MOUNTAIN RESORT PROPERTIES

     The following table summarizes certain key statistics relating to each of the Corporation's mountain resort locations.

                           INTRAWEST                                                 AVERAGE     SNOW-     2002/2003
                           OWNERSHIP    SKIABLE   VERTICAL               LIFTS        ANNUAL     MAKING      SKIER
RESORT                     PERCENTAGE   TERRAIN     DROP     TRAILS   (HIGH-SPEED)   SNOWFALL   COVERAGE    VISITS
------                     ----------   -------   --------   ------   ------------   --------   --------   ---------
                              (%)       (ACRES)    (FEET)                            (INCHES)     (%)       (000'S)
Whistler Blackcomb.......      77        7,071     5,280      227        33(15)        360          7        2,112
Mammoth..................      59.5(1)   3,500     3,100      185        35(10)        350         17        1,375
Copper...................     100        2,450     2,699      125         23(5)        255         16        1,058
Winter Park(2)...........     100        2,762     3,060      134         21(8)        359         11          972
Tremblant................     100          604     2,115       92         14(7)        140         75          751
Blue Mountain............      50          251       720       34         12(4)        100         94          620
Snowshoe.................     100          224     1,598       57         14(2)        185        100          488
Stratton.................     100          583     2,003       90         16(5)        180         90          417
Mountain Creek...........     100          168     1,040       44         11(3)         90        100          357
Panorama.................     100        1,500     4,047      100          9(1)        110         40          198

---------------

(1) Each of the shareholders of Mammoth Mountain Ski Area ("MMSA") (including the Corporation) has a pro rata right of first refusal to purchase any shares of MMSA to be sold by any other shareholder to third parties.
(2) The Corporation assumed control of Winter Park Resort on December 23, 2002 under a 60-year lease. There were a total of 793,000 skier visits from this date to the end of the 2002/2003 season.

     WHISTLER BLACKCOMB. Whistler Blackcomb, located approximately 75 miles northeast of Vancouver, British Columbia, is North America's most visited ski resort. The Resort Municipality of Whistler ("Whistler Resort") is centred around the downhill ski facilities at Whistler and Blackcomb which have been in operation since 1966 and 1980, respectively. Whistler Resort is accessible year-round by car, as well as by air via Vancouver's international airport. The expansion of the Vancouver airport, combined with the "open skies policy" between Canada and the United States, has increased direct flights from key population centres, particularly in the United States.

     Since Intrawest acquired Blackcomb in 1986, the Corporation has invested heavily on capital improvements including high-speed lifts, expanded trails, upgraded snowmaking capabilities, new restaurants and employee housing. Since 1988 Whistler has upgraded and replaced many of its older lifts and has expanded its restaurant and service facilities. Together, Whistler and Blackcomb Mountain skier visits are the largest in North America for a single resort.

     The Corporation operates a 3,414-acre ski area facility at Blackcomb which has elevations at its base of 2,214 feet and at its peak of 7,494 feet, resulting in a vertical drop of 5,280 feet, the greatest of any North American ski mountain. Blackcomb, the only major North American mountain resort with two glaciers, is able to offer skiing and snowboarding until early August. As a result, Blackcomb is a leading summer training site for ski and snowboard competitors. All of the lifts and ski runs, and some of the buildings, are located on land leased to Blackcomb by the Province of British Columbia under a ski area agreement that expires in 2029. An annual lease payment currently equal to 2% of defined gross revenue is payable by Blackcomb under this agreement.

     Whistler has a 3,657-acre ski area facility which has elevations at its base of 2,140 feet and at its peak of 7,160 feet, resulting in a vertical drop of 5,020 feet, the second greatest of any North American ski mountain. Whistler has one glacier and seven high alpine bowls. Currently, less than two-thirds of the skiable terrain is serviced by lifts. All of the lifts and ski runs, and some of the buildings, are located on land leased to Whistler by the Province of British Columbia under a ski area agreement that expires in 2032. An annual lease payment currently equal to 2% of defined gross revenue is payable by Whistler under this agreement.

     The Corporation is the largest retailer in Whistler Resort with 44 retail and equipment rental shops. The Corporation also has food and beverage operations at 16 restaurants and bars, having a total seating capacity of approximately 8,200.

     Whistler Blackcomb's 1,400-person ski and snowboard school offers classes for both adults and children. An 8,000-square foot children's and youth's lodge was built in 1995 to accommodate the growing demand for this service. The combined Whistler Blackcomb ski school offers more Level IV instructors than any other resort in North America.

     Whistler Resort has undergone considerable development over the past several years and now contains approximately 250 shops and restaurants, lodging units for approximately 40,000 people, and numerous galleries and recreation and entertainment facilities. With three championship golf courses designed by Arnold Palmer, Jack Nicklaus and Robert Trent Jones Jr., respectively (none of which is owned by the Corporation), lakes for swimming and boating, extensive mountain biking trails and numerous festival activities, Whistler Resort draws visitors from around the world and is a well-established year-round tourist attraction.

     In July 2003 the International Olympic Committee awarded the 2010 Winter Olympic Games to Vancouver/Whistler.

     MAMMOTH. Intrawest acquired a 33% interest in Mammoth effective December 1995, increasing its interest to 51% in November 1997, 58% in January 1998 and 59.5% in April 1999. Mammoth is located in central California in the eastern Sierra Nevada mountain range 325 miles north of Los Angeles. It is the closest major mountain resort to the heavily populated southern California market from which it draws most of its visitors. Mammoth is also located approximately four miles from the town of Mammoth Lakes which has a permanent population of approximately 7,000 people. Mammoth Lakes has over 50 restaurants and bars and 150 lodging facilities.

     Mammoth consists of two separate ski areas, Mammoth Mountain and June Mountain, which are approximately 20 miles apart. Mammoth has a 3,500-acre ski area facility which has elevations at its base of 7,953 feet and at its peak of 11,053 feet. Mammoth has 185 trails which are serviced by 35 lifts, including 10 high-speed quad chairlifts. All of Mammoth's lifts, ski trails and related assets are located on land leased to Mammoth by the United States Forest Service under various special use permits which expire at various times during the period from 2012 to 2024. Pursuant to these permits, Mammoth makes annual payments based on a percentage of sales.

     Mammoth owns and operates 6 sport shops, 5 hotel properties, and food and beverage operations at 9 restaurants and bars, having a total seating capacity of approximately 4,600.

     Summer activities at Mammoth include 80 miles of mountain biking trails, fishing, board-sailing and water skiing on nearby lakes, and hiking through the Sierra Nevadas. There is a golf course in Mammoth Lakes and Intrawest is a partner in the Sierra Star Golf Course at Mammoth. Yosemite National Park, a two-hour drive from Mammoth, draws visitors to the region from around the world.

     COPPER. Copper is located approximately 75 miles west of Denver in Summit County, the heart of Colorado's ski country. Copper is easily accessible by car via Interstate 70 and by air through three airports at Denver, Colorado Springs and Eagle.

     Development of the village at Copper began in 1972. Since 1989 Copper has invested significantly in capital improvements including high-speed lifts, new restaurant facilities and service buildings, and vehicles and other equipment. The Corporation completed its acquisition of Copper in 1997 and has continued to make capital improvements at Copper including new lifts and trails and expanded restaurant facilities.

     Copper has a 2,450-acre ski area facility on three mountains, Copper, Union Peak and Tucker Mountain. Copper's ski operations were established in 1972. Copper has elevations at its base of 9,712 feet and at its peak of 12,411 feet. The skiable terrain is serviced by 23 lifts, including five high-speed chairlifts. Copper owns substantially all of the base area land and facilities. A significant portion of Copper's lifts, ski trails and related assets are located on land leased to Copper by the United States Forest Service under a special use permit which expires in 2037. Pursuant to this permit, Copper makes monthly payments of between 1.5% and 6.75% of the annual gross revenue generated from Copper's facilities physically located on government land.

     Copper has 125 interconnected trails located on the front and back of its three mountains suited to a wide variety of skier ability levels. In addition to 1,366 acres of tree-lined ski trails, Copper offers four high alpine bowls which provide skiers with 1,067 acres of above-timberline skiing.

     Copper has 5 retail shops and 3 equipment rental shops, and food and beverage operations at 11 restaurants and bars, having a total seating capacity of approximately 2,400.

     The Copper area has four-season appeal. Summer activities include golf on the highest altitude championship course in North America at the Pete Dye-designed Copper Creek Golf Course (owned by the Company), horseback riding, bungee jumping, fishing and mountain biking accessed via chairlift. Bike riders can access a paved bike path system which connects all resorts located in Summit and Eagle Counties. In addition, mountain bikers can access a variety of trails, including the Colorado Trail which travels from Denver to the southwestern Colorado town of Durango. Numerous festivals and special events also support the Copper area as a major summer tourist attraction.

     WINTER PARK. Winter Park is located 67 miles west of Denver, Colorado. Winter Park is the closest major resort to Denver, easily accessible by car and train as well as by air via Denver International Airport.

     In December 2002 Intrawest completed its agreement with the City and County of Denver to assume control of Winter Park's operations and to undertake development at the resort. The Corporation operates a 2,762-acre ski area facility at Winter Park which has elevations at its base of 9,000 feet and its peak of 12,060 feet. Winter Park, which has been in operation since 1939, has 134 trails, which are serviced by 21 lifts, 8 of which are high-speed.

     Winter Park has four separate retail shops and food and beverage operations at 11 restaurants and bars having a total seating capacity of approximately 3,000.

     Summer activities include mountain biking, hiking, bungee jumping and an alpine slide.

     TREMBLANT. Tremblant, located in the Laurentians, 90 miles north of Montreal, Quebec, has been rated as the number-one ski resort in the East by SKI magazine in four of the past five years. The resort is accessible by car via a major four-lane highway from Montreal and by air through major international airports located in Montreal and Ottawa. Tremblant draws most of its visitors from Montreal, Ottawa, Toronto and the northeastern United States.

     Opened in 1939, Tremblant is the oldest major operating ski area in Canada. Since acquiring Tremblant in 1991, Intrawest has carried out a significant expansion of the ski facilities, including the addition of high-speed detachable quad chairlifts, six- and eight-passenger gondolas, new trails, a 1,000-seat mountain-top restaurant, a state-of-the-art snowmaking system, the Edge, Tremblant's first new peak since 1943, and the Versant Soleil, the largest ski terrain expansion since the initial development of Tremblant.

     The Company operates a 604-acre ski area facility at Tremblant which has elevations at its base of 755 feet and at its peak of 2,870 feet, resulting in the greatest vertical drop in eastern Canada. Tremblant has 92 trails which are serviced by 14 lifts, including seven high-speed quad chairlifts. Tremblant has more high-speed lifts than any other resort in eastern North America. All of Tremblant's lifts and ski runs, and some of its buildings, are located on land leased to Tremblant by the Province of Quebec under a ski area agreement that expires in 2051. Pursuant to this agreement, Tremblant pays a minimal annual lease payment.

     Tremblant has 17 sports shops and food and beverage operations at 9 restaurants, cafes and bars, having a total seating capacity of approximately 2,700.

     Tremblant has been designed as a four-season resort which emphasizes a unique French Canadian charm and is an excellent example of staged village development. Its summer attractions include swimming and boating on nine-mile long Lac Tremblant at the base of the mountain, golf at Le Geant and Le Diable, two 18-hole championship golf courses owned by the Corporation, tennis, hiking and mountain biking. The Corporation is a partner in Chateau Mont Tremblant, a world-class hotel and conference centre. The facility was completed in November 1996 and is managed by Fairmont Hotels & Resorts. The 36,000-square foot convention centre, which can accommodate 1,800 delegates, has increased traffic at the resort year round and particularly during the shoulder seasons.

     BLUE MOUNTAIN. Blue Mountain, Ontario's largest mountain resort, is located approximately 100 miles northwest of Toronto on the southern shores of Georgian Bay. Skiing began at Blue Mountain in 1941. Intrawest acquired its 50% interest in Blue Mountain in January 1999. Blue Mountain has a 251-acre ski area facility with a vertical drop of 720 feet. Blue Mountain's 34 trails are serviced by 12 lifts, including 4 high-speed chairlifts. The resort offers night skiing on all of its skiable terrain. Blue Mountain has food and beverage operations at 6 locations having a total seating capacity of approximately 2,800.

     Blue Mountain's summer amenities include an 18-hole golf course and a waterfront park on Georgian Bay.

     SNOWSHOE. Snowshoe, located in West Virginia, is the largest ski resort in the mid-Atlantic region of the United States and has the greatest vertical drop, most uphill capacity, most extensive snowmaking coverage and the largest on-site bed base in the region. Approximately 95% of Snowshoe's annual visitors are destination skiers who drive from a market that includes North Carolina, South Carolina, Virginia and Georgia. Snowshoe, established in 1973, consists of two separate ski areas, Snowshoe Mountain and Silver Creek Mountain, which are one mile apart and connected by shuttle bus service.

     Intrawest acquired Snowshoe in 1995 and has invested significantly in new capital improvements, mainly consisting of lifts, snowmaking and terrain expansion. The Corporation operates a 224-acre ski area facility at Snowshoe which has elevations at its base of 3,250 feet and at its peak of 4,848 feet. Snowshoe has 57 trails which are serviced by 14 lifts, including two high-speed chairlifts. Snowshoe's elevation is one of the highest among all ski resorts east of the U.S. Rockies, which enables Snowshoe to have a longer season than its regional competitors. The Corporation owns all of the land on which the ski facilities are located.

     Snowshoe has 18 retail shops, 5 of which are concessioned to third-party operators. The resort also owns and operates 13 restaurants and 9 bars, having a total seating capacity of approximately 2,500. Snowshoe owns 2 lodges having a total of 250 rooms and manages approximately 1,000 rental condominiums.

     Snowshoe's summer amenities include an 18-hole championship golf course owned by the Corporation and designed by Gary Player, over 100 miles of marked mountain biking trails, various tennis and swimming facilities, horseback riding and miniature golf. The resort also owns two conference centres with over 12,000 square feet of meeting rooms and banquet facilities which draw business travelers throughout the year.

     STRATTON. Stratton is located in southern Vermont and draws most of its visitors from the affluent markets of metropolitan New York, Connecticut, New Jersey and Massachusetts. The northeast corridor of the United States represents the largest concentration of skiers and skier visits in North America. Stratton, established in 1961, is generally regarded as the birthplace of snowboarding. Stratton formed the world's first snowboard school and has hosted snowboarding's U.S. Open, a major snowboard competition, every year since 1985.

     Since Intrawest acquired Stratton in 1994, the Corporation has invested significantly in capital improvements, primarily comprising upgrades to the snowmaking system, a six-passenger high-speed chairlift and improvements to the base area facilities. The Corporation operates a 583-acre ski area facility at Stratton which has elevations at its base of 1,933 feet and at its peak of 3,936 feet, the highest ski peak in southern Vermont. Stratton has 90 trails which are serviced by 16 lifts, five of which are high-speed.

     Stratton has 20 separate retail shops and food and beverage operations at 12 restaurants and bars, having a total seating capacity of approximately 2,300.

     Stratton's summer amenities include a 27-hole championship golf course, a 22-acre golf school and a sports and tennis complex, all of which are owned and operated by the Corporation. The town of Manchester, located approximately 22 miles from Stratton, is one of Vermont's busiest summer tourist attractions with over 70 designer discount outlets, antique stores and art galleries.

     MOUNTAIN CREEK. Mountain Creek, located approximately 50 miles from New York City, is the closest major skiing complex to the metropolitan New York area.

     Intrawest acquired Mountain Creek in February 1998. The ski area includes 1,100 acres of land encompassing four peaks -- Vernon Peak, Granite Peak, South Peak and Bear Peak -- currently providing approximately 168 acres of skiable terrain that can be readily expanded, and a vertical drop of 1,040 feet, the greatest in the New York metropolitan area. The resort offers night skiing on all of its skiable terrain, and the Corporation owns all the land on which the ski facilities are located. Mountain Creek's summer amenities include a 39-acre waterpark and 5 mountain-top lakes.

     PANORAMA. Panorama is located in the Purcell Mountains approximately 12 miles from Invermere, in the East Kootenay region of British Columbia. The resort is a 3 1/2-hour drive from Calgary, Alberta from which Panorama draws many of its visitors. Skiing and village development began at Panorama in 1968. Since Intrawest acquired Panorama in 1993, the Corporation has added approximately 1,000 acres of skiable terrain designed to provide more variety for destination skiers and installed a summit T-bar lift to increase Panorama's skiable vertical drop to 4,047 feet, the third greatest in Canada surpassed only by Blackcomb and Whistler.

     The Corporation operates a 1,500-acre ski area facility at Panorama which has elevations at its base of 3,736 feet and at its peak of 7,783 feet. Panorama has 100 trails which are serviced by 9 lifts, including one high-speed quad chairlift. All of the lifts and ski runs, and some of the buildings, are located on land leased to Panorama by the Province of British Columbia under a ski area agreement that expires in 2033. An annual lease payment currently equal to 2% of defined gross revenue is payable by Panorama under this agreement.

     Panorama has 3 retail shops and food and beverage operations at 8 restaurants and bars, having a total seating capacity of approximately 850.

     Panorama offers access to some of the best heli-skiing in the world. All of the commercial facilities at the resort, except for the heli-skiing operation, are owned and operated by the Corporation. Panorama's summer amenities include Greywolf golf course, an award-winning 18-hole championship course 50% owned by the Corporation, and a mountain-side waterpark with hot tubs and slides. Other summer attractions in the area include mountain biking, whitewater rafting and kayaking, horseback riding, tennis and hot springs at Radium and Fairmont.

  WARM-WEATHER DESTINATION PROPERTIES

     SANDESTIN. Sandestin Golf and Beach Resort is a 2,400-acre resort located in northwestern Florida, between Pensacola and Panama City, eight miles east of Destin. The resort has a one-half mile of frontage on the Gulf of Mexico and 6 1/2 miles of frontage on Choctawhatchee Bay, which forms part of the Intracoastal waterway. Sandestin is the only resort in northwestern Florida that offers both beach and bay access directly from the property.

     Sandestin has four championship golf courses including the Raven Golf Club. The resort also features 65,000 square feet of conference facilities, a 98-slip full-service marina, 15 tennis courts, 20 restaurants and bars and the new Village of Baytowne Wharf, a 28-acre pedestrian village overlooking the Bay.

     RAVEN. Raven is the premier brand of Intrawest's dedicated golf group, Intrawest Golf. Intrawest Golf owns and operates four Raven courses in addition to its other owned and managed courses.

  OTHER RESORT PROPERTIES

     CANADIAN MOUNTAIN HOLIDAYS. The Corporation has a 45% equity interest in Alpine, the parent company of CMH, which provides helicopter destination skiing and helicopter-assisted mountaineering and hiking in southeastern British Columbia. Alpine also provides non-leisure helicopter services on a contract basis. Approximately 65% of Alpine's annual revenue is generated from its leisure business operations.

     CMH, a leader in the heli-skiing industry, offers heli-skiing vacations in 12 mountain areas. CMH's operations include 21 helicopters, 9 remote lodges and 5 heli-hiking areas.

  SOURCES OF RESORT OPERATIONS REVENUE

     Intrawest's resort operations revenue from the ski and resort and warm-weather segments is derived from a wide variety of sources including mountain operations (lift-tickets and heli-skiing), retail and rental shops, food and beverage, lodging and property management, ski school, golf, tennis and other summer activities. Sales of lift tickets represent the single largest source of resort operations revenue (40.0% for fiscal 2003).

     The following chart provides a breakdown of the sources of the Corporation's ski and resort operations and warm-weather operations revenue during fiscal 2003. See "Selected Consolidated Financial Information -- Segmented Information" for segmented information.

                                                                REVENUE       PROPORTION
                                                              ------------    ----------
                                                              (MILLIONS OF       (%)
                                                                DOLLARS)
Mountain operations.........................................     $228.6          40.0
Retail and rental shops.....................................       95.9          16.8
Food and beverage...........................................       74.9          13.1
Lodging and property management.............................       81.7          14.3
Ski school..................................................       37.1           6.5
Golf........................................................       28.0           4.9
Other.......................................................       25.3           4.4
                                                                 ------         -----
                                                                 $571.5         100.0
                                                                 ======         =====

     MOUNTAIN OPERATIONS. The Corporation sells a wide variety of lift ticket products at its resorts targeted to particular customer segments at different times of the season. These products include season passes, frequent skier cards, single- and multi-day tickets, and heli-skiing revenue. Season pass purchasers are a very important customer group because generally they are the most frequent visitors, have a loyalty to the resort and are owners of real estate at the resort. The frequent skier card is in use at Whistler Blackcomb, Tremblant, Stratton, Mammoth and Copper. In addition to their other features, frequent skier cards at Whistler Blackcomb and Stratton offer direct lift access as the card is scanned at the lift line and a charge is made against the cardholder's credit card. The Corporation uses its frequent skier cards to increase skier visits at non-peak times by offering discounts against the regular day ticket price or by tying in promotions at its retail stores or food and beverage facilities. Single- and multi-day tickets constitute the balance of the Corporation's line of lift-ticket products. These lift tickets are often sold to customers in packages including accommodations in order to fill beds when occupancy is expected to be low. Since fiscal 2001 revenue from lift ticket sales has increased from $192.2 million to $228.6 million, primarily because of improvements in ticket yields and increased skier visits. The Corporation's goal is to manage its ticket yields to obtain premium prices during peak periods and maximize aggregate lift ticket revenue during non-peak periods.

     RETAIL AND RENTAL SHOPS. The retail and equipment rental operations contribute significantly to overall resort profitability. Revenue from the Corporation's retail division increased from $84.0 million in fiscal 2001 to $95.9 million in fiscal 2003. Retail revenue aids in stabilizing the Corporation's daily and weekly cash flows, as the Corporation's shops tend to have the strongest sales on poor weather days. Shopping is generally an important part of the guest vacation experience and interesting shops are a vital ingredient in the total resort framework. Across all of its resorts the Corporation owns 133 retail and ski rental shops containing approximately 239,000 square feet of sales/service area. The large number of retail locations operated by the Corporation allows it to improve margins through large quantity purchase agreements and sponsorship relationships. These shops are located on the mountains and in the base areas. On-mountain shops generally sell ski accessories such as goggles, sunglasses, hats and gloves while base-area shops sell these items as well as hard goods such as skis, snowboards, boots and larger soft goods such as jackets and snowsuits. In addition, all locations offer the Corporation's own logo-wear which generally provides higher profit margins than other retail products. In the non-winter seasons, most of the on-mountain shops are closed and the base-area shops sell mountain bikes, in-line skates, tennis equipment and warm-weather apparel.

     The Corporation also owns and operates the 50-store chain of Breeze/Max sport retail and ski and snowboard rental shops containing approximately 96,000 square feet of space. This chain has locations in the western United States.

     FOOD AND BEVERAGE. Food and beverage has become an increasingly important component in providing a satisfying guest experience and has been a significant source of revenue growth for the Corporation. The introduction of high-speed lifts in the late 1980s has allowed skiers to ski more runs in a shorter period, thereby providing more time for other activities, such as dining.

     Each of Intrawest's mountain resorts owns and operates all of its on-mountain food and beverage facilities. These facilities include restaurants, bars, cafes, warming huts, cafeterias and fine dining options such as Christine's at Blackcomb and La Legende at Tremblant. Destination resorts, such as Whistler Blackcomb, which cater to visitors from all over the world, offer a wide variety of ethnic foods in their on-mountain restaurants as well as specialty menus for different family members. The resorts also own and operate many of the base-area restaurants and bars as well as many of the food service outlets in their village centres. In total, the Corporation owns and operates 110 different food and beverage facilities at its mountain resorts with more than 28,000 seats. The Corporation's control of its on-mountain and base-area food services allows it to capture a larger proportion of guest spending as well as to ensure product and service quality. Revenue from food and beverage services increased from $65.4 million in fiscal 2001 to $74.9 million in fiscal 2003.

     LODGING AND PROPERTY MANAGEMENT. The Corporation's lodging and property management division manages its own properties as well as properties owned by third parties. Currently the Corporation owns or manages approximately 6,200 lodging units at its mountain resorts. The lodging division performs a full complement of guest services including reservations, property management, housekeeping and brokerage operations. Each mountain resort has a welcome centre to which newly arriving guests are directed. The centre allocates accommodations and provides guests with information on all of the resort's activities and services. The Corporation's property management operation seeks to maximize the synergies that exist between lodging and lift-ticket promotions. Revenue from lodging and property management increased from $58.0 million in fiscal 2001 to $81.7 million in fiscal 2003.

     The Corporation real estate development program is designed to ensure the continued growth of its lodging operation. Typically, newly constructed condominiums and townhomes are sold to owners who put the units into a rental pool managed by the Corporation. The resulting growth in occupancy increases skier visits and provides an additional source of fee revenue for the Corporation.

     The Corporation, through its subsidiary Resort Reservations Network Inc. ("RezRez"), offers guests the opportunity to plan and book their vacation over the telephone or through an online booking engine via the Internet. Travelers may customize their travel and fully plan and book all of their vacation needs from accommodation, airline bookings, car rentals, lift passes, ski rentals and ski lessons. Pre-set packages are also available.

     SKI SCHOOL. The Corporation operates the ski school at each of its mountain resorts, except at Panorama where this service is concessioned to a third party. A variety of programs are offered to skiers, targeted to different ability levels and age groups. Future growth is expected to result from growth in the sport of snowboarding and technological advances currently taking place in alpine skiing equipment, for which the ski schools at the Corporation's resorts have qualified instructors. The Corporation's resorts offer packages designed to combine the new technologies with instructor-led learning sessions.

     The Corporation has approximately 3,400 instructors on its ski school staff across all of its mountain resorts. Over the past several years, the Corporation has initiated programs to increase its ski school business. Revenue from ski schools increased from $29.8 million in fiscal 2001 to $37.1 million in fiscal 2003.

     GOLF. Intrawest entered the golf business with its acquisition of Stratton in fiscal 1995. At its mountain resorts, the Corporation owns and operates championship golf courses at Panorama, Blue Mountain, Tremblant, Copper, Stratton, Snowshoe and Mammoth. The Corporation also owns an additional nine golf courses at its warm-weather resort properties in Florida and Arizona and two golf courses in Pitt Meadows, British Columbia.

Stratton also offers a golf school which attracts students from throughout eastern North America. Golf is a primary attraction in the summer and shoulder seasons, providing the Corporation with revenue from greens fees, golf cart rentals and pro-shop sales. In addition, golf also drives a significant portion of the food and beverage and lodging revenue during the summer. Golf courses are also a selling feature for real estate. The Corporation has significant developable land parcels adjacent to golf courses at its resorts, which generally command higher selling prices than other real estate. In addition, Intrawest manages eight golf courses owned by other parties. Revenue from golf declined from $31.7 million in fiscal 2001 to $28.0 million in fiscal 2003.

     OTHER. The Corporation generates additional revenue from ownership of community facilities, such as athletic centers, sports clubs and telephone services.

  SPONSORSHIP AND SPECIAL EVENTS

     An important part of the Corporation's business strategy is to increase exposure of the Intrawest brand name and the brand names of the individual Intrawest resorts by entering into sponsorship relationships with leading companies and by hosting world-class events to gain international exposure. The Corporation's geographically diversified mountain resorts are particularly appealing to sponsors seeking exposure across North America. In addition, the Corporation's leading industry position, coupled with the demographics of its customer base, make it an attractive partner for prospective sponsors. The Corporation's business sponsors include Coca Cola, Telus, Visa Canada, The Globe and Mail, Kodak Canada and Bell Canada.

     The Corporation's resorts host a number of world-class sporting events including the Nokia Snowboard FIS World Cup Tour, the Canadian Alpine National Championships and snowboarding's U.S. Open championship at Stratton. Whistler, Panorama and Mammoth have also been the sites of several World Cup downhill and slalom races. In addition to these events, the Corporation's resorts host numerous high-profile music and arts events.

     In July 2003 the International Olympic Committee awarded the 2010 Winter Olympic Games to Vancouver/ Whistler.

  INFORMATION TECHNOLOGY

     The Corporation's information technology systems improve communication with its guests and enhance guest service and convenience. These systems are intended to simplify a guest's purchase and use of the Corporation's services in order to build guest loyalty and encourage repeat buying. Current information technology initiatives which have been implemented at certain of the Corporation's resorts include (i) direct lift access systems by which skiers can avoid the ticket window by having their photo identification passes scanned at the lift line resulting in a charge to their credit cards, (ii) digital imaging systems for ski passes that prevent season passholders from having to be photographed annually, (iii) resort-wide guest charging systems whereby an identification card can be used to charge goods or services at any of the Corporation's facilities across the resort, (iv) central reservation systems for use in connection with the Corporation's property management business and (v) ski school reservation and instructor scheduling systems that simplify the booking process for guests and allow the Corporation to ensure better utilization of instructors.

  RESORT MARKETING AND SALES

     The primary objectives of the Corporation's marketing strategy include (i) increasing the Corporation's market share of North American, European and Asian visitors, (ii) building demand during both peak and non-peak periods, (iii) increasing existing customers' use of the Corporation's network of resorts, (iv) expanding the summer-and shoulder-season businesses of the Corporation's resorts and (v) increasing the Corporation's total share of customer spending across each resort. Using market research information from the Corporation's database and employee feedback, the Corporation builds marketing programs which are targeted at particular customer and season segments.

     While traditional marketing mediums such as print media in ski industry and lifestyle publications continue to play a role in the overall marketing mix, the Corporation is placing increased emphasis on database marketing, strategic partnering and sponsorship initiatives. The Corporation has commenced initiatives to exploit its database to develop programs that identify and target new customers and increase the visit frequency and spending of existing customers.

RESORT REAL ESTATE DEVELOPMENT

     Intrawest is North America's largest mountain resort real estate developer. The Corporation has over 25 years of experience in the real estate industry, initially in the development of urban residential and commercial properties in the Pacific Northwest and, beginning in 1986 with its acquisition of Blackcomb, the development of mountain resort properties. In the past ten fiscal years, the Corporation has developed and sold approximately $2.2 billion of real estate, including non-resort real estate. In 1994 the Corporation determined that it would no longer develop urban real estate and that it would sell its non-resort assets in order to concentrate on its resort operations and resort development activities. Intrawest's real estate expertise is a key operating strength which differentiates the Corporation from its mountain resort competitors. The Corporation has expertise in all aspects of real estate development, including master planning, project design, construction, sales and marketing, and property management.

     The following table summarizes certain key statistics relating to each of the Corporation's resort real estate holdings.

                                                                           AS AT JUNE 30, 2003
                                  DATE       --------------------------------------------------------------------------------
                              CONSTRUCTION                               RESIDENTIAL                              COMMERCIAL
                               COMMENCED/                  RESIDENTIAL   UNITS HELD    COMMERCIAL   COMMERCIAL    SPACE HELD
                              IS EXPECTED    RESIDENTIAL   UNITS UNDER   FOR FUTURE      SPACE      SPACE UNDER   FOR FUTURE
RESORT                        TO COMMENCE    UNITS SOLD    DEVELOPMENT   DEVELOPMENT   COMPLETED    DEVELOPMENT   DEVELOPMENT
------                        ------------   -----------   -----------   -----------   ----------   -----------   -----------
                                                                                        (SQ FT)       (SQ FT)       (SQ FT)
Whistler Blackcomb(1).......      1987          3,267           430           108       113,000       102,000             --
Tremblant...................      1992          2,121            44         3,372       154,000            --        411,000
Keystone(2).................      1995            983            --         1,511        95,000            --         94,000
Panorama....................      1995            452            47           748        22,000            --         10,000
Stratton....................      1997            290            59           777            --            --             --
Snowshoe....................      1997            373            61           925        38,000         9,000         48,000
Mammoth.....................      1998            513            79         2,334        61,000         4,000         35,000
Copper......................      1998            467            38         1,288        87,000            --         65,000
Sandestin...................      1999            830           443           892       113,000         2,000         45,000
Solitude(3).................      1999            144            --            --         9,000            --             --
Three Peaks(4)..............      2000            188            --             5            --            --             --
Blue Mountain...............      2000            457            81         1,466        35,000        11,000         54,000
Squaw Valley................      2000            258            --           127        67,000            --             --
Mountain Creek..............      2001             45            21         1,049            --            --        101,000
Lake Las Vegas..............      2001             --           177           788            --        58,000         60,000
Les Arcs....................      2002            102           173           455         7,000         7,000         42,000
Snowmass....................      2003             --            --           645            --            --        184,000
Winter Park.................      2004             --            --         1,100            --            --         50,000
                                               ------         -----        ------       -------       -------      ---------
                                               10,490         1,653(5)     17,590(5)    801,000       193,000(5)   1,199,000(5)
                                               ======         =====        ======       =======       =======      =========

---------------

(1) The Corporation has a 77% interest in both Whistler Mountain Resort Limited Partnership and in Blackcomb Skiing Enterprises Limited Partnership. The information on Whistler Blackcomb in this table reflects 100% of the partnerships' land holdings.
(2) The Corporation has a 50% interest in a joint venture that owns and is developing the land at Keystone (certain projects are at 55% and 60%). The information on Keystone in this table reflects 100% of the joint venture's land holdings.
(3) The Corporation entered into an option agreement with Solitude Ski Corporation in September 1998 pursuant to which the Corporation has the right to acquire land at the base of Solitude Mountain.
(4) The Corporation has a 50% interest in a joint venture that owns and is developing the land at Three Peaks. The information on Three Peaks in this table reflects 100% of the joint venture's land holdings.
(5) The Corporation's pipeline of real estate projects comprises residential units and commercial space under development and held for future development which aggregate 20,635 units.

  THE DEVELOPMENT PROCESS

     Intrawest's approach to real estate development encompasses (i) land acquisition, (ii) resort master planning, (iii) project development and construction, (iv) marketing and sales and (v) commercial development and leasing. The Corporation carefully manages the number and mix of new projects brought to the market each year to maximize its returns and support real estate values. In addition, control over all development activities allows the Corporation to more closely align its real estate strategies with resort operations.

     LAND ACQUISITION. The same factors which drive resort visits, such as accessibility, four-season attractions and amenities, and proximity to major markets, also enhance real estate values. When Intrawest investigates potential resort acquisitions, the potential for real estate development is one of the primary considerations.

     Intrawest believes that it has a conservative approach to the acquisition of land. The Corporation typically acquires its land at low cost in conjunction with the purchase of the resorts or through joint ventures or other arrangements which typically provide that land payments are due only when units are sold. The extensive land holdings at Tremblant, Panorama, Stratton, Snowshoe, Copper and Mountain Creek were acquired at low cost in conjunction with the acquisition of these resorts. At Blackcomb, the Corporation has options which it may exercise for specific project sites when permits are in place and construction is set to commence. Intrawest secured its land holdings at Keystone by forming a joint venture with the land owner under which land is only paid for as completed units are sold. At Whistler, the price of the acquired land is deferred until certain real estate development rights are employed or disposed of, subject to minimum annual payments of Cdn.$3.0 million. At Squaw Valley, the land which Intrawest has the right to acquire is currently used by the resort owner for visitor parking and, as consideration for the land, the Corporation must provide replacement parking stalls for those displaced by the development.

     RESORT MASTER PLANNING. The starting point of the Corporation's development program at a resort is the "envisioning process," under which consultants and members of Intrawest's management plan future developments by envisioning how an entire resort will appeal to visitors. The envisioning process includes consideration of issues such as the historical significance and unique features of the site, the desired architectural character of the resort, the ambience of the resort, and the amenities and features that will animate the resort. The end product of this process is a vision statement which, throughout the build-out of a resort, serves as a guide to the development of the resort. The highlights of the vision statement are incorporated into a short multi-media presentation which employs evocative photography, words and music to communicate the vision to large audiences, including various levels of government, partners and associates, the financial community, the media, environmental groups and the general public. The envisioning process was used to create the French Canadian village theme for Tremblant and the Colorado Rockies theme for Keystone.

     After the envisioning process is complete, the next stage is to achieve the necessary zoning to allow for the implementation of the master plan, involving close liaison with municipal approval agencies and multiple public hearings.

     PROJECT DEVELOPMENT AND CONSTRUCTION. After the overall master plan has been designed and the zoning has been approved, the next stage in the development program is to build the necessary infrastructure for the resort, such as roads, water, and sewer and utility services, and to create individual real estate projects. Each of the Corporation's real estate projects is assigned to a development manager who is responsible for all aspects of the development cycle from project conception to ultimate sell-out. The development managers are based in regional offices and report to regional vice presidents who are responsible for all the real estate projects at the resorts and who report to executive vice presidents.

     The development managers are supported by a team of design, construction, finance and sales staff with the assistance of local consultants. The Corporation exploits its successful track record through the transfer of "project templates" to new developments, subject to modified designs to reflect the resort master plan and any local market requirements. This practice helps to control costs and reduce construction risk. The Corporation also concentrates on woodframe developments which have a short construction timetable. In addition, the Corporation does not normally construct its own projects but rather engages general contractors under fixed-price contracts which transfer most of the risk of construction overruns to the contractor. The Corporation arranges construction financing for both infrastructure work and projects, generally to cover approximately 75% of total costs, primarily through established revolving credit facilities.

     MARKETING AND SALES. Market research is an important part of the Corporation's development process. Projects are tailored to the needs of prospective customers by price range, type (condominium-hotel, townhome and single-family residences) and location (with ski-in, ski-out access, on the golf course or in the woodlands). With a diversified product line, Intrawest is able to respond to changing market conditions within an individual resort and to maximize the value of each product type.

     The Corporation employs its own sales personnel to sell its projects on a commission basis. The resorts are supported by marketing and sales personnel at Intrawest's head office and by external consultants. Marketing and sales costs for an individual project are generally in the range of 4% to 7% of total project costs. Real estate marketing also benefits resort operations since it exposes the resort to potential visitors and skiers.

     Intrawest generally follows a policy of pre-selling a significant portion of its real estate projects prior to and during construction in order to mitigate its risk of unsold completed inventory. The Corporation markets its properties to the resort's most loyal customers through a sophisticated database marketing strategy and the use of a "national launch team" working across the Corporation's major markets. This approach has been applied to large condominium-hotel projects such as Four Seasons at Whistler and Hameau du Glacier at Les Arcs. Since fiscal 1996 the Corporation has pre-sold on average approximately 85% of its units prior to the completion of construction.

     COMMERCIAL DEVELOPMENT AND LEASING. Many of Intrawest's real estate projects, particularly in its resort villages, comprise residential units constructed on top of ground floor retail space. The Corporation occupies some of the retail space for its own stores, restaurants and bars and it also leases space to third-party operators. The mix of tenants and the quality of their finished stores are closely managed by the Corporation so as to maintain the ambience of the resort. In order to attract top-quality retail operators the Corporation seeks to ensure that their stores and restaurants have access to visitors throughout the year. By providing summer- and shoulder-season activities and amenities such as summer outdoor recreational activities and cultural programs, the Corporation is able to improve year-round utilization of facilities.

     As at June 30, 2003, Intrawest had developed approximately 801,000 square feet of commercial space at its resort real estate holdings. The Corporation is a partner in Chateau Mont Tremblant, a world-class hotel and conference centre. The facility was completed in November 1996 and is managed by Fairmont Hotels & Resorts.

  LEISURA

     In February 2003, the Corporation announced that it was reorganizing the manner in which the production phase of its resort real estate development business is conducted.

     In Canada, a new limited partnership, Leisura Developments Limited Partnership ("Leisura Canada"), has been formed which will conduct Intrawest's 2003 resort real estate development business at its Canadian resorts. Leisura Canada has acquired and will continue to acquire land parcels from Intrawest at the point construction is about to commence on a new project. The land parcels are sold by Intrawest to Leisura Canada at fair market value for proceeds consisting of 75% cash and 25% in a land note. This note will be repaid by Leisura Canada out of the proceeds of sales of units developed by Leisura Canada. Intrawest's land note will rank in priority to the equity in Leisura Canada and will earn interest at a fixed rate. Leisura Canada will carry the business through to completion and final sale of the units, which is expected to be 12 to 24 months depending on the type of project.

     Intrawest, through a wholly owned subsidiary, will hold a minority equity investment in Leisura Canada. Intrawest's total investment will be about 11% of the total capital of Leisura Canada (36% of capital excluding bank debt). Approximately 55% of Intrawest's total investment will be cash and the remainder will be the note for the land sold to Leisura Canada. Manulife International Capital Corporation Limited will hold the majority equity investment in, and The Manufacturers Life Insurance Company will provide a subordinated loan to, Leisura Canada. Bank facilities will represent the remainder of the capitalization of Leisura Canada. Construction financing will be secured by projects with recourse only to Leisura Canada. No guarantees will be provided by Intrawest or Manulife. Leisura Canada will have no rights to sell back land or return unsold units to Intrawest. Leisura Canada is governed by a board of directors and a management team that is independent of Intrawest.

     In the United States, Intrawest has implemented a similar structure. Intrawest, through a wholly owned subsidiary, will hold a minority equity investment in Leisura Developments, LLC ("Leisura U.S." and, together with Leisura Canada, "Leisura"). Intrawest's total investment will be about 11% of the total capital of Leisura U.S. (35% of capital excluding bank debt). Approximately 66% of Intrawest's total investment will be cash and the remainder will be the note for the land sold to Leisura U.S. JPMorgan Fleming, Ledcor Properties and Intrawest will hold minority interests in Leisura U.S. JPMorgan Fleming will provide a subordinated loan to Leisura U.S. Bank facilities will represent the remainder of the capitalization of Leisura U.S. Construction financing will be secured by projects with recourse only to Leisura U.S. No guarantees will be provided by Intrawest, JPMorgan or Ledcor. Leisura U.S. will have no rights to sell back land or return unsold units to Intrawest. Leisura U.S. is governed by a board of directors and a management team that is independent of Intrawest.

     Intrawest will undertake some development activity outside of Leisura. It will continue to conduct the resort master planning and commercial development businesses which have been a part of its resort real estate development business. Intrawest will provide development management services to Leisura and will be paid fees for the provision of these services. Intrawest will also continue to develop projects that are not highly capital intensive, such as single-family lots, smaller townhome projects, resort club and fractional (time share) projects. Intrawest will also carry out all development activities at certain resorts.

     By the end of 2003, it is expected that Leisura will have acquired land parcels for about 10 projects at seven resorts. The first projects were sold to Leisura in August and September 2003, including two projects at Whistler Blackcomb. In future years, Intrawest expects to carry out the bulk of the real estate production at its resorts in a similar fashion. There is no guarantee, however, that the Leisura entities or entities created for a similar purpose will acquire more land parcels from Intrawest in the future.

  REAL ESTATE PROPERTIES

     Set out below is a brief overview of the Corporation's land holdings followed by a listing of projects recently completed or under active development.

     WHISTLER BLACKCOMB. Since 1986 the Corporation has exercised options on and developed the majority of its land holdings at the base of Blackcomb. There are approximately 360 residential units and 65,000 square feet of commercial space remaining at the base of Blackcomb being developed. The Corporation owns a 44-acre site at the Creekside base of Whistler on which it is developing, or has land planned for the development of, approximately 140 residential units and 32,000 square feet of commercial space. In addition, the Corporation is developing, or has land planned for the development of, approximately 100 residential units and 5,000 square feet of commercial space at other sites in Whistler. The Corporation expects that the development of these lands will take place over a period of three to five years.

     TREMBLANT. Intrawest's construction of a French Canadian resort village at Tremblant is substantially complete. The village core, the hotel Chateau Mont Tremblant, Le Geant and Le Diable golf courses, and on-mountain improvements are substantially constructed and the bulk of the infrastructure is in place to support the development of the remaining real estate at the resort. The Corporation is developing, or has land planned for the development of, approximately 3,400 residential units and 411,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of eight to 10 years.

     KEYSTONE. In 1993 Intrawest entered into a joint venture to develop the real estate at Keystone. The joint venture is developing River Run, a pedestrian village at the base of the mountain and five additional residential neighbourhoods. The Corporation is developing, or plans to develop, approximately 1,600 residential units and 94,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of 10 to 12 years.

     PANORAMA. Intrawest owns approximately 400 acres of developable land at Panorama in the resort village and adjacent to the Greywolf Golf Course. The Corporation is developing, or has land planned for the development of, approximately 800 residential units and 10,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of 10 to 12 years.

     STRATTON. The Corporation is developing, or has land planned for the development of, approximately 800 residential units. The bulk of the development will expand the existing village at the base of Stratton Mountain. The Corporation expects that the development of these lands will take place over a period of eight to 10 years.

     SNOWSHOE. With its acquisition of Snowshoe, the Corporation acquired approximately 200 acres of land which may be developed to support the existing village. The Corporation is developing, or has land planned for the development of, approximately 1,000 residential units and 57,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of six to eight years.

     MAMMOTH. The Corporation is developing a new village at the base of Mammoth Mountain which is planned for the development of approximately 600 residential units and 39,000 square feet of commercial space. The Corporation also is developing, or has land available for the development of, approximately 30 ski-in, ski-out units,

900 residential units on the Sierra Star Golf Course, and 800 residential units on June Mountain. The Corporation expects that the development of these lands will take place over a period of eight to 10 years.

     COPPER. The Corporation owns three major parcels of land at Copper. The Village Center parcel is located at the main access point to Copper and the Corporation is developing, or has land planned for the development of, approximately 1,300 residential units and 65,000 square feet of commercial space on this site. The Corporation is developing, or has land planned for the development of, approximately 75 units on remaining parcels which will either have ski-in, ski-out access or are adjacent to the Copper Creek Golf Course. The Corporation expects that the development of these lands will take place over a period of eight to 10 years.

     SANDESTIN. The Corporation is developing, or has land planned for the development of, approximately 1,300 residential units and 47,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of eight to 10 years.

     BLUE MOUNTAIN. Through an agreement with Blue Mountain Resorts, the Corporation is developing, or plans to develop, approximately 1,000 residential units and 65,000 square feet of commercial space. The Corporation is developing, or has land planned for the development of, approximately 500 residential units surrounding the Monterra Golf Course. The Corporation expects that the development of these lands will take place over a period of eight to 10 years.

     MOUNTAIN CREEK. The Corporation has land planned for the development of approximately 1,000 residential units and 101,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of 10 to 12 years.

     LAKE LAS VEGAS. Through an option with the owners of Lake Las Vegas Resort, the Corporation has plans to develop approximately 900 residential units and 118,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of eight to 10 years.

     LES ARCS. Through an option with the owners of Les Arcs in France, the Corporation has plans to develop approximately 600 residential units and 49,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of six to eight years.

     SNOWMASS. Through an option with the owners of Snowmass in Colorado, the Corporation has plans to develop approximately 600 residential units and 184,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of eight to 10 years.

     WINTER PARK. Through an option with the owners of Winter Park in Colorado, the Corporation has plans to develop approximately 1,100 residential units and 50,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of six to eight years.

            PROJECTS RECENTLY COMPLETED OR UNDER ACTIVE DEVELOPMENT

                           OWNERSHIP   TOTAL       PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS      STATUS AT AUGUST 15, 2003
------------               ---------   ------   ------------------------------
WHISTLER BLACKCOMB
Four Seasons                  77%       242     Condominium-hotel units for
                                                sale; construction started
                                                March 2002 with scheduled
                                                completion March 2004; 240
                                                units pre-sold.
At Nature's Door              77%        22     Fractional units for sale;
                                                construction started May 2002
                                                with scheduled completion
                                                January 2004; 13 units
                                                pre-sold.
Four Season Residences*       23%        37     Condominium-hotel units for
                                                sale; construction started
                                                April 2003 with scheduled
                                                completion December 2004;
                                                fully pre-sold.
Whistler Village Phase        23%        83     Condominium-hotel units for
III                                             sale; construction started May
                                                2003 with scheduled completion
                                                December 2004; fully pre-sold.
Kadenwood Lots Phase II       77%        21     Single-family lots for sale;
                                                construction completed June
                                                2003.
TREMBLANT
Le Sommet des Neiges         100%       116     Quarter-share units for sale;
                                                construction of Phase I (67
                                                units) completed October 2001;
                                                260 of 268 quarters sold.
                                                Construction of Phase II (49
                                                units) completed May 2002; 191
                                                of 196 quarters sold.
Tremblant Les Eaux           100%        75     Townhomes for sale;
                                                construction of Phase I (25
                                                units) completed September
                                                2002; 23 units sold.
                                                Construction of Phase II A (30
                                                units) completed May 2003; 25
                                                units sold. Construction of
                                                Phase II B (20 units) started
                                                June 2003 with scheduled
                                                completion February 2004; 5
                                                units pre-sold.
Le Bondurant                 100%        15     Townhomes for sale;
                                                construction completed July
                                                2003; 8 units sold.
Altitude                     100%        44     Townhomes for sale;
                                                construction started July 2002
                                                with scheduled completion
                                                September 2003; fully
                                                pre-sold.
Reserve Tremblant            100%        24     Single-family lots for sale;
                                                construction started March
                                                2003 with scheduled completion
                                                September 2003; 6 lots
                                                pre-sold.
* Leisura Project

                           OWNERSHIP   TOTAL       PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS      STATUS AT AUGUST 15, 2003
------------               ---------   ------   ------------------------------
Ermitage du Lac              100%        67     Condominium-hotel units for
                                                sale; construction started
                                                August 2003 with scheduled
                                                completion September 2004; 28
                                                units pre-sold.
KEYSTONE
Elk Run Lots                  50%        81     Single-family lots for sale;
                                                construction completed
                                                September 1999; 77 lots sold.
Elk Run Villas                60%        10     Townhomes for sale;
                                                construction completed April
                                                2000; 7 units sold.
Red Hawk Lodge                60%       100     Condominium-hotel units for
                                                sale; construction completed
                                                June 2000; 94 units sold.
The Springs at River Run      60%        94     Condominium-hotel units for
                                                sale; construction completed
                                                August 2001; 64 units sold.
Settler's Creek               60%        42     Townhomes for sale;
Townhomes                                       construction completed
                                                November 2001; 30 units sold.
The Seasons                   60%        32     Townhomes for sale;
                                                construction completed
                                                February 2003; 25 units sold.
Red Hawk Townhomes 6          60%         6     Townhomes for sale;
                                                construction completed March
                                                2003; fully sold.
The Alders                    60%        23     Single-family lots for sale;
                                                construction started April
                                                2003 with scheduled completion
                                                October 2003; 7 lots pre-sold.
SUN PEAKS
Fireside Lodge               100%        72     Condominium-hotel units for
                                                sale; construction completed
                                                April 1998; 70 units sold.
PANORAMA
Wolf Lake                    100%        16     Townhomes for sale;
                                                construction completed June
                                                2002; 14 units sold.
1000 Peaks Lodge             100%        35     Condominium-hotel units for
                                                sale; construction completed
                                                April 2003; 32 units sold.
Aurora Townhomes             100%        20     Townhomes for sale;
                                                construction completed
                                                December 2002; 17 units sold.
Wildwood                     100%        18     Townhomes for sale;
                                                construction started July 2003
                                                with scheduled completion June
                                                2004; 14 units pre-sold.

                           OWNERSHIP   TOTAL    PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS    STATUS AT AUGUST 15, 2003
------------               ---------   ------   -------------------------
1000 Peaks Summit*            30%        47     Condominium-hotel units for
                                                sale; construction started May
                                                2003 with scheduled completion
                                                April 2004; 15 units pre-sold.
STRATTON
Treetop Phase I*              35%        38     Townhomes for sale;
                                                construction started April
                                                2003 with scheduled completion
                                                June 2004; fully pre-sold.
Rising Bear*                  35%        38     Condominium-hotel units for
                                                sale; construction started
                                                July 2003 with scheduled
                                                completion June 2004; 32 units
                                                pre-sold.
SNOWSHOE
Allegheny Springs            100%       146     Condominium-hotel units for
                                                sale; construction of Phase I
                                                (63 units) completed June
                                                2002; 60 units sold.
                                                Construction of Phase II (83
                                                units) completed December
                                                2002; 75 units sold.
Camp 4 Phase II              100%        12     Townhomes for sale;
                                                construction completed April
                                                2003; 5 units sold.
The Seneca*                   35%        61     Condominium-hotel units for
                                                sale; construction started
                                                June 2003 with scheduled
                                                completion June 2004; 29 units
                                                pre-sold.
MAMMOTH
Mammoth Green                100%        46     Townhomes for sale;
                                                construction completed
                                                September 2001; 35 units sold.
Crooked Pines Lots           100%        10     Single-family lots for sale;
                                                construction completed October
                                                2002; 9 lots sold.
The Village                  100%       166     Condominium-hotel units for
                                                sale; construction completed
                                                May 2003; 145 units sold.
Grand Sierra Lodge Phase      35%        67     Condominium-hotel units for
II*                                             sale; construction started May
                                                2003 with scheduled completion
                                                July 2004; 48 units pre-sold.
Juniper Crest I              100%        12     Condominium-hotel units for
                                                sale; construction started May
                                                2003 with scheduled completion
                                                August 2004; 11 units
                                                pre-sold.

* Leisura Project

                           OWNERSHIP   TOTAL    PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS    STATUS AT AUGUST 15, 2003
------------               ---------   ------   -------------------------
COPPER
Passage Point                100%       134     Condominium-hotel units for
                                                sale; construction completed
                                                August 2001; 95 units sold.
Lewis Ranch                  100%        27     Single-family lots for sale;
                                                construction completed October
                                                2002; 21 lots sold.
The Cirque                   100%        38     Quarter-share units for sale;
                                                construction started October
                                                2002 with scheduled completion
                                                January 2004; 88 of 152
                                                quarters pre-sold.
SANDESTIN
Baytowne Village -- Le       100%        25     Townhomes for sale;
Jardin                                          construction completed June
                                                2002; 21 units sold.
Baytowne Village --          100%       196     Condominium-hotel units for
Gateway                                         sale; construction completed
                                                June 2002; 192 units sold.
Baytowne Village --          100%         9     Loft units for sale;
Lofts                                           construction completed October
                                                2002; 3 units sold.
Grand Sandestin              100%       168     Condominium-hotel units for
                                                sale; construction completed
                                                June 2003; 158 units sold.
The Preserve at Burnt        100%        60     Single-family lots for sale;
Pine                                            construction of Phase I (40
                                                units) completed June 2001;
                                                fully sold. Construction of
                                                Phase II (20 units) completed
                                                March 2002; 19 lots sold.
Lasata                       100%        96     Condominium-hotel units for
                                                sale; construction started
                                                November 2002 with scheduled
                                                completion April 2004; fully
                                                pre-sold.
One Beach Club Drive          50%       102     Condominium-hotel units for
                                                sale; construction completed
                                                October 2002; 94 units
                                                pre-sold.
The Cottages at Laurel       100%         9     Townhomes for sale;
Grove                                           construction completed July
                                                2003; 7 units sold.
Laurel Grove Enclave         100%        31     Townhomes for sale;
                                                construction started June 2003
                                                with scheduled completion
                                                August 2004; 25 units
                                                pre-sold.
Bay Villa Court              100%         5     Single-family lots for sale;
                                                construction completed March
                                                2003; 4 lots sold.

                           OWNERSHIP   TOTAL    PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS    STATUS AT AUGUST 15, 2003
------------               ---------   ------   -------------------------
Bahia*                        35%       112     Condominium-hotel units for
                                                sale; construction to begin
                                                summer 2003 with scheduled
                                                completion winter 2004; fully
                                                pre-sold.
Pine Ridge                   100%        36     Condominium-hotel units for
                                                sale; construction started
                                                January 2003 with scheduled
                                                completion August 2004; 34
                                                units pre-sold.
SOLITUDE
Eagle Springs East           100%        47     Condominium-hotel units for
                                                sale; construction completed
                                                June 2001; 38 units sold.
Eagle Springs West           100%        46     Condominium-hotel units for
                                                sale; construction completed
                                                July 2003; 23 units sold.
THREE PEAKS
Estate Lots                   50%       250     Single-family lots for sale;
                                                construction of Phase I (102
                                                units) completed September
                                                2000; 101 lots sold.
                                                Construction of Phase II (63
                                                units) completed January 2001;
                                                fully sold. Construction of
                                                Phase III (85 units) completed
                                                June 2002; 23 lots sold.
BLUE MOUNTAIN
Seasons at Blue Phase         30%        53     Condominium-hotel units for
II*                                             sale; construction started
                                                March 2003 with scheduled
                                                completion December 2003; 49
                                                units pre-sold.
Rivergrass Phase II*          30%        28     Townhomes for sale;
                                                construction started August
                                                2003 with scheduled completion
                                                June 2004; 7 units pre-sold.
SQUAW VALLEY
22 Station                   100%       151     Condominium-hotel units for
                                                sale; construction completed
                                                July 2003; 126 units sold.

* Leisura Project

                           OWNERSHIP   TOTAL    PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS    STATUS AT AUGUST 15, 2003
------------               ---------   ------   -------------------------
MOUNTAIN CREEK
Whitetail Townhomes          100%        63     Townhomes for sale;
                                                construction completed October
                                                2002; 43 units sold.
Laurels                      100%        21     Townhomes for sale;
                                                construction completed
                                                November 2002; 2 units sold.
LAKE LAS VEGAS
Viera                        100%       177     Condominium-hotel units for
                                                sale; construction of Phase I
                                                (115 units) completed July
                                                2003; 110 units sold.
                                                Construction of Phase II (62
                                                units) started June 2002 with
                                                scheduled completion September
                                                2003; 53 units pre-sold.
LES ARCS
Refuge du Montagnard         100%        77     Condominium-hotel units for
                                                sale; construction started
                                                July 2002 with scheduled
                                                completion December 2003;
                                                fully pre-sold.
Prince des cimes             100%        96     Condominium-hotel units for
                                                sale; construction started May
                                                2003 with scheduled completion
                                                December 2004; 80 units
                                                pre-sold.
SNOWMASS
Sanctuary                     50%        21     Fractional units for sale;
                                                construction of Phase I (10
                                                units) completed June 2003; 4
                                                units sold. Construction of
                                                Phase II (11 units) to begin
                                                spring of 2004 with scheduled
                                                completion spring 2005.

  RESORT CLUB

     In 1993 Intrawest entered the vacation ownership business through its wholly owned subsidiary, Intrawest Resort Ownership Corporation ("IROC"). Vacation ownership is a segment of timeshare, a fast-growing sector of the leisure industry. IROC differs from traditional timeshare companies in that it offers equity ownership in a club through an innovative point-based membership system. Members of the Resort Club have the flexibility to vacation in various club locations or at more than 3,700 resorts through membership in ExtraOrdinary Escapes, IROC's owned and operated Exchange Company. Members can enjoy seven-night Vacation Exchanges with Resort Condominiums International ("RCI"). The flexibility of the point-based system, combined with a focus on a quality resort experience, is designed to meet the changing vacation needs of the rapidly growing baby boomer and mature markets. According to information compiled by the American Resort Development Association, the prime market for timeshare is customers in the 40 to 55 year age range who are reaching the peak of their earning power and are rapidly gaining more leisure time. The Corporation believes it is well positioned to take advantage of these demographic trends because of the quality of its resorts and locations, the flexibility of its point-based system, and its high-quality exchange program.

     The number of timeshare resorts throughout the world increased from 631 in 1981 to over 5,300 at the end of 1999 with a total of 6 million owners worldwide. From 1987 timeshare sales grew by approximately 15% per year, reaching approximately $6.7 billion in total worldwide sales in 1999. A significant part of this success is attributable to the growth of timeshare exchanges which have increased owner flexibility. Exchange companies, such as RCI, allow timeshare owners to turn the fixed asset of a particular week at a particular location into a tradeable commodity. Of the more than 5,300 worldwide timeshare resorts, approximately 95% are affiliated with an exchange company, with such companies arranging approximately 80% of the timeshare vacations taken worldwide each year. The Corporation believes that one of the most significant factors contributing to the current success of the timeshare industry is the entry into the market of some of the world's major lodging, hospitality and entertainment companies, such as The Walt Disney Company, Marriott Hotels & Resorts, Hyatt Corporation, Four Seasons Hotels & Resorts and Inter-Continental Hotels and Resorts.

     After constructing a club location, IROC transfers ownership of the vacation units, free and clear of all encumbrances, to a trustee for Club Intrawest ("Resort Club"), a non-profit, non-stock corporation. In return, IROC receives the right to sell points (vacation time) to the general public in the Resort Club accommodation. Each individual purchasing points becomes a Member in the Resort Club with the entitlement to stay at any Resort Club location or at international resorts through an affiliation with one of the major exchange agencies. In addition, the Corporation has a direct exchange agreement with Disney Vacation Club which allows members of that club and the Resort Club to enjoy exchange privileges. Each accommodation type at each Resort Club location is assigned a point value for each day of the year. The point value assigned to each day depends on the day of the week and season, with higher demand times carrying a higher point value. The selling price per point is exclusively controlled by IROC depending upon market conditions.

     A Member of the Resort Club receives an annual allotment of points in perpetuity. The points can be utilized in different denominations to vary the time of year, length of stay, location of vacation and the type of accommodation used, all subject to availability. Except in the first year of ownership, unused points may be carried forward (banked) for one year or points may be borrowed from the next year to complete a vacation reservation. Points may be sold, transferred or bequeathed, subject to IROC's right of first refusal to purchase such points.

     To date, the first three phases of the Resort Club locations at Whistler (British Columbia) and Tremblant (Quebec), comprising 122 and 54 units, respectively, have been completed. In addition, the Resort Club has added units in Panorama, British Columbia (21 units), Kauai, Hawaii (10 units), Palm Desert, California (66 units), Vancouver, British Columbia (29 units) and Sandestin, Florida (59 units). The quality and service levels of the Corporation's Resort Club locations have placed the Resort Club in RCI's highest-rated group of worldwide destination resorts. IROC is entitled to sell approximately 6 million points in all phases of its projects when they are fully built. Future locations include Blue Mountain in Ontario (100 units), Stowe, Vermont (24 units) and Zihuatanejo, Mexico (75 units). Through June 30, 2003, approximately 2.3 million points have been sold to over 13,000 Members for approximately $219 million.

     Valuable synergies exist between the Resort Club and other Intrawest operations. Vacation ownership facilities typically have the highest occupancy rates of any type of resort accommodation, which translates into increases in other revenue sources for Intrawest resorts including lift tickets, food and beverage, retail and golf. Significant cross-marketing opportunities also exist, primarily through the sharing of database marketing systems.

COMPETITION

     The industries in which the Corporation operates are highly competitive. The Corporation competes with mountain resort areas in the United States, Canada and Europe for destination visitors and with numerous mountain resorts in each of the areas in which it operates for day visitors. The Corporation also competes with other worldwide recreation resorts, including warm-weather resorts, for vacation guests. The Corporation's major North American competitors include the major Colorado and Utah ski areas, the Lake Tahoe mountain resorts in California and Nevada, the Quebec and New England mountain resorts and the major ski areas in the Canadian Rockies. In addition, while the Corporation's skier visits have generally increased over the past several years, the numbers of active skiers and annual skier visits in North America have not changed significantly since 1985. The competitive position of the Corporation's resorts is dependent upon many diverse factors such as proximity to population centres, availability and cost of transportation to the resorts, including direct flight availability by major airlines, pricing, snowmaking capabilities, type and quality of skiing offered, duration of the ski season, prevailing weather conditions, quality of golf facilities, the number, quality and price of related services and lodging facilities, and the reputation of the resorts.

LEGAL AND REGULATORY MATTERS

     The Corporation currently and from time to time is involved in litigation in the ordinary course of its business. The Corporation does not believe that it is involved in any litigation that will, individually or in the aggregate, have a material adverse effect on its financial condition or results of operations or cash flows.

     Many of the Corporation's resorts are subject to suits with respect to personal injury claims related principally to skiing activities at each resort. The Corporation maintains liability insurance that it considers adequate to insure claims related to usual and customary risks associated with the operation of a ski resort.

     There are no financially material environmental protection requirements in connection with Intrawest's resort operations.

                               NON-RESORT ASSETS

     In 1994 the Corporation determined that it would concentrate its business on its resort ownership and resort real estate development activities and would dispose of its non-resort assets. The Corporation's shareholders approved a share capital reorganization in 1997 designed to separate the non-resort assets from the rest of the Corporation's business. Under the share capital reorganization, each existing Common Share was exchanged, on March 14, 1997, for one new Common Share and one NRP Share. The new Common Shares have the same attributes as the Common Shares which existed prior to the share capital reorganization and the NRP Shares represented the net equity of the non-resort assets as at December 31, 1996.

     Beginning in 1997 a total of 11,170,000 NRP shares were redeemed at Cdn.$3.82 per share and 3,575,000 NRP shares were redeemed at Cdn $2.65 per share. In December 2002 all of the remaining NRP shares were redeemed at Cdn.$2.02 per share.

                                   EMPLOYEES

     The Corporation has approximately 6,100 year-round employees and 15,700 additional peak-season employees. Approximately 200 of Tremblant's year-round employees and over 90% of their additional peak-season employees are members of the union Le Syndicat Des Travailleurs(euses) de La Station du Mont Tremblant. The current contract with the union expires on October 31, 2005. None of the employees in Intrawest's other resorts are members of a union. The Corporation believes that its employee relations are good.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial information presented below should be read in conjunction with "Management's Discussion and Analysis" and the consolidated financial statements and notes thereto included elsewhere in this Annual Information Form.

THREE-YEAR SUMMARY
(in millions of dollars except per share amounts)

                                                                          JUNE 30
                                                              --------------------------------
                                                                2003        2002        2001
                                                              --------    --------    --------
BALANCE SHEET
  Total assets..............................................  $2,515.7    $2,167.0    $1,956.3
  Bank and other indebtedness...............................   1,260.9     1,055.9     1,010.0
  Shareholders' equity......................................     711.1       677.3       568.4

                                                                    YEARS ENDED JUNE 30
                                                              --------------------------------
                                                                2003        2002        2001
                                                              --------    --------    --------
REVENUE AND EARNINGS
  Total revenue.............................................  $1,086.6    $  986.0    $  922.8
  Funds from continuing operations..........................     122.8       128.6       126.9
  Income from continuing operations.........................      34.8        58.6        63.5
  Results of discontinued operations........................      (0.6)       (0.1)       (2.9)
  Net income................................................      34.2        58.5        60.6
PER COMMON SHARE
  Income from continuing operations
     Basic..................................................  $   0.73    $   1.33    $   1.45
     Diluted................................................      0.73        1.31        1.43
  Net income
     Basic..................................................      0.73        1.33        1.45
     Diluted................................................      0.73        1.31        1.43
  Dividends.................................................      0.11        0.11        0.11

SEGMENTED INFORMATION
(in thousands of dollars)

                                                                YEARS ENDED JUNE 30
                                                              ------------------------
                                                                 2003          2002
                                                              ----------    ----------
INDUSTRY SEGMENTS
Segment revenue
  Mountain resort...........................................  $  506,483    $  424,835
  Warm-weather resort.......................................      65,044        60,307
  Real estate...............................................     512,695       495,813
  Corporate and all other...................................       2,417         5,016
                                                              ----------    ----------
                                                              $1,086,639    $  985,971
                                                              ==========    ==========
Segment operating profit
  Mountain resort...........................................  $  109,197    $   98,935
  Warm-weather resort.......................................       7,469         8,406
  Real estate...............................................      75,005        88,150
  Corporate and all other...................................       2,417         5,016
                                                              ----------    ----------
                                                                 194,088       200,507

                                                                YEARS ENDED JUNE 30
                                                              ------------------------
                                                                 2003          2002
                                                              ----------    ----------
Less:
  Interest..................................................      47,142        43,072
  Depreciation and amortization.............................      67,516        65,434
  Corporate general and administrative......................      14,889        12,175
  Write-down of technology assets...........................      12,270            --
                                                              ----------    ----------
                                                                 141,817       120,681
                                                              ----------    ----------
                                                              $   52,271    $   79,826
                                                              ==========    ==========
Segment assets
  Mountain resort...........................................  $  978,719    $  912,642
  Warm-weather..............................................     145,361       151,924
  Real estate...............................................   1,311,079     1,032,296
  Corporate and all other...................................      80,563        60,720
  Discontinued operations...................................          --         9,335
                                                              ----------    ----------
                                                              $2,515,722    $2,166,917
                                                              ==========    ==========
Capital expenditures
  Mountain resort...........................................  $   59,674    $   81,658
  Warm-weather resort.......................................       4,872         9,832
  Corporate and all other...................................       5,025        10,237
                                                              ----------    ----------
                                                              $   69,571    $  101,727
                                                              ==========    ==========
GEOGRAPHIC INFORMATION
Revenue
  Canada....................................................  $  474,865    $  424,764
  United States.............................................     611,774       561,207
                                                              ----------    ----------
                                                              $1,086,639    $  985,971
                                                              ==========    ==========
Segment operating profit
  Canada....................................................  $  102,871    $  121,707
  United States.............................................      91,217        78,800
                                                              ----------    ----------
                                                              $  194,088    $  200,507
                                                              ==========    ==========
Identifiable assets
  Canada....................................................  $  886,978    $  753,885
  United States.............................................   1,628,744     1,403,697
  Discontinued operations...................................          --         9,335
                                                              ==========    ==========
                                                              $2,515,722    $2,166,917
                                                              ==========    ==========

DIVIDEND POLICY

     Since 1991 the Corporation has paid regular, semi-annual dividends of Cdn.$0.08 per Common Share to its shareholders. Future dividends will be paid at the discretion of the Corporation's board of directors and will be subject to the Corporation's earnings, financial condition, capital requirements and such other factors as are deemed relevant by the Corporation's board of directors.

     The indentures governing the Corporation's U.S. notes impose certain limitations on the declaration or payment of cash dividends and other distributions on the Common Shares of the Corporation, including provisions which, subject to certain adjustments and exceptions, restrict the amount of such dividends or distributions to an amount, calculated on a cumulative basis, to be not greater than the sum of, among other items, net cash proceeds from the issuance of equity and 50% of consolidated net income from specified dates.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion of the operating results and financial position of Intrawest should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Information Form.

     The discussion of our business may include forward-looking statements about our future operations, financial results and objectives. These statements are necessarily based on estimates and assumptions that are subject to risks and uncertainties. Our actual results could differ materially from those expressed or implied by such forward-looking information due to a variety of factors including, but not limited to, our ability to implement our business strategies, seasonality, weather conditions, competition, general economic conditions, currency fluctuations, world events and other risks detailed in our filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

COMPANY OVERVIEW

     Intrawest is the world's leading operator and developer of village-centered resorts. We have a network of 10 mountain resorts, geographically diversified across North America's major ski regions. Our resorts include Whistler Blackcomb (77% interest) and Panorama in British Columbia, Blue Mountain (50% interest) in Ontario, Tremblant in Quebec, Stratton in Vermont, Snowshoe in West Virginia, Copper and Winter Park in Colorado, Mammoth (59.5% interest) in California and Mountain Creek in New Jersey. We assumed control of Winter Park in December 2002 under a long-term capital lease arrangement. Our resorts hosted 8.2 million skier visits in fiscal 2003, 10.7% of the North American market and the most in the mountain resort industry.

     We own and operate one warm-weather resort, Sandestin, in Florida. Our resort assets include 18 golf courses and we also manage an additional 11 golf courses for other owners. We have interests in several other leisure-related businesses, including Alpine Helicopters (45% interest) and the Breeze/Max retail store chain.

     We are the largest mountain resort real estate developer in North America. We develop real estate at our resorts and at six third-party owned resorts (five in the United States and one in France). We develop real estate for the purpose of sale and to June 30, 2003 we have closed 10,490 residential units at 15 different resorts.

OPERATING SUMMARY

     Our operating results in 2003 were below the expectations we set at the outset of the year. The travel and leisure industry continued to feel the impact of the challenges we faced in 2002, i.e., the slow economy and the aftermath of September 11, and it also had to deal with several unforeseen events, including the war in Iraq and the SARS outbreak.

     Income from continuing operations was $34.8 million in 2003 compared with $58.6 million in 2002. The decline was caused primarily by reduced profits from our real estate business and a $12.3 million write-down of technology assets. Until the beginning of March our ski and resort operations were performing well, however concerns over the war in Iraq and the SARS outbreak had a dramatic impact on destination visits to our resorts at a time that has historically been the busiest part of our season. Consequently, in the third and fourth quarters, our ski and resort operations lost the ground they had gained earlier in the season.

     In Colorado, real estate sales continued to be slow. In Whistler, we had planned to close the second phase of high-end, high-margin single-family lots at Kadenwood but the market for this product type has temporarily stalled. Notwithstanding these situations, demand for real estate has generally been very strong at our resorts, as evidenced by our record backlog of pre-sales. We will realize the benefit of these pre-sales when they close in 2004 and 2005. Our real estate profits were also impacted by delays in the completion of construction of two projects that pushed closings into fiscal 2004.

     The write-down of technology assets resulted from our decision to standardize various business systems across our resorts and reflects the write-off of our investment in redundant systems. We expect to realize both efficiencies and cost savings as a consequence of this decision.

     Total Company EBITDA was $209.2 million in 2003, down from $211.2 million in 2002. A reconciliation between earnings reported in our statements of operations and Total Company EBITDA is included in "Additional Information" at the end of this discussion and analysis.

REVIEW OF SKI AND RESORT OPERATIONS

     Our ski and resort operations are segregated into two reportable segments: mountain resort operations and warm-weather resort operations. The mountain resort operations comprise all the operating activities at our 10 mountain resorts as well as the operations of Resort Reservations (RezRez), Alpine Helicopters and Breeze/Max Retail. The warm-weather resort operations comprise all the operating activities at Sandestin as well as operations at our five stand-alone golf courses.

     The key drivers of the mountain resort operations business are skier visits, revenue per visit and margins. Our strategy to increase skier visits has two main elements: improving the quality of the resort experience by upgrading and expanding the on-mountain facilities and building villages at the base to provide accommodation for destination guests. By expanding the amenities on the mountain and in the village, we are able to broaden the customer mix, extend the length of stay and capture a higher percentage of guest spending, all of which increases revenue per visit. Building the accommodation also allows visits to be spread more evenly during the week and during the season, which improves margins since a significant proportion of operating expenses at a resort are fixed. The key drivers of the warm-weather resort operations business are similar; i.e., golf rounds, revenue per round and margins.

     The following table highlights the results of our ski and resort operations.

                                                                 2003          2002       CHANGE (%)
                                                              ----------    ----------    ----------
Skier visits(1).............................................   7,302,000     6,283,000       16.2
Revenue (millions)..........................................      $571.5        $485.1       17.8
EBITDA (millions)...........................................      $116.7        $107.3        8.8
Margin (%)..................................................        20.4          22.1

---------------

(1) All resorts are at 100% except Mammoth at 59.5% and Blue Mountain at 50%.

     Revenue from ski and resort operations was $571.5 million in 2003 compared with $485.1 million in 2002. Revenue from mountain resorts increased from $424.8 million to $506.5 million while revenue from warm-weather resorts increased from $60.3 million to $65.0 million.

  MOUNTAIN RESORTS

     On December 23, 2002, we closed on a transaction with the City and County of Denver to operate Winter Park on a long-term lease arrangement. Since the lease gives us control over the resort, for financial reporting purposes Winter Park is treated in the same manner as any of our directly owned resorts. This was an important transaction for us, not only because it adds a quality resort in the largest ski market in North America to our portfolio, but also because of the synergies that it will create with Copper and our other Colorado operations. Winter Park, combined with Copper, gives us an operation with over two million skier visits, similar in scale to Whistler Blackcomb, our most profitable resort. By sharing administrative services, collaborating on marketing initiatives, harmonizing operations and developing new product and service offerings, we expect to realize higher margins than either resort could achieve individually.

     The results of Winter Park were consolidated from the closing date and accounted for $33.1 million of the increase in mountain resort revenue and 793,000 of the increase in skier visits. In February 2002 we sold our smallest resort, Mont Ste. Marie, which generated $1.6 million of revenue from 62,000 skier visits in fiscal 2002.

     On a same-resort basis (i.e., excluding Winter Park and Mont Ste. Marie) mountain resort revenue increased by 11.8% or $50.1 million due to various factors:

                                                              (MILLIONS)
Increase in skier visits....................................    $15.9
Increase in revenue per skier visit.........................     15.2
Increase in non-skier visit revenue.........................     10.8
Impact of exchange rate on reported revenue.................      8.2
                                                                -----
                                                                $50.1
                                                                =====

     Same-resort skier visits increased by 4.6% from 6,221,000 in 2002 to 6,509,000 in 2003, despite the difficult conditions in the travel and leisure sector. Skier visits were higher at every resort except for Whistler Blackcomb,

Panorama and Tremblant. Skier visits at our eastern resorts, which experienced excellent early-season conditions, were 18.7% ahead of last year through the first week of March but then declined by 7.5% to the end of the season. The changes were somewhat less significant at our western resorts, being 2.3% ahead through the first week of March and 3.9% below for the balance of the season. The decline in visits after the first week of March came entirely from the destination market as evidenced by the fact that during this period season pass visits increased 24.4%. We estimate that the increase in skier visits increased mountain resort revenue by $15.9 million in 2003.

     Same-resort revenue per skier visit increased 4.2% from $55.07 in 2002 (after adjusting for the impact of the improvement in the Canadian dollar exchange rate) to $57.40 in 2003. Revenue per skier visit is a function of ticket prices and ticket yields, and revenue from non-ticket sources such as retail and rental stores, lodging, ski school, and food and beverage services. Ticket yields reflect the mix of ticket types (e.g., adult, child, season pass and group), the proportion of day versus destination visitors (destination visitors tend to be less price-sensitive), and the amount of discounting of full-price tickets in regional markets. Revenue per visit from non-ticket sources is also influenced by the mix of day versus destination visitors, the affluence of the visitor base, and the quantity and type of amenities and services offered at the resort.

     Revenue per visit from ticket sales increased 1.4% from $27.60 to $27.99. There was a relative shift in the mix of visits from "paid" visits to season pass visits as we sold 16.6% more season passes and frequency cards in 2003 than 2002 and this tended to lower ticket yields. Over the past several seasons we have deliberately sought to increase season pass and frequency card sales in order to increase pre-committed revenue. Revenue per visit from non-ticket sources increased 7.1% from $27.46 to $29.41. This increase is less than we had expected due to softness in the retail business (which was an industry trend) and lower revenues from ski school and rental due to reduced destination visits after February. Approximately half of the increase in non-ticket revenue per visit came from lodging and property management due to a 12.9% increase in the number of occupied room nights, most notably at Blue Mountain, Stratton and Snowshoe. We estimate that the increase in revenue per visit increased mountain resort revenue by $15.2 million in 2003.

     For the purposes of this analysis, non-skier visit revenue comprises revenue from golf and other summer activities and revenue from businesses such as RezRez, Alpine Helicopters and Breeze/Max. Revenue from golf and other summer activities increased 8.1% across the mountain resorts from $39.5 million in 2002 to $42.7 million in 2003. Summer lodging and property management revenue increased 20.1%, led by strong room night growth at Tremblant, Blue Mountain and Snowshoe. Our central reservations business, RezRez, expanded its operations into several new warm-weather destinations, leading to a 40.9% growth in revenue to $13.5 million in 2003. We had expected much higher revenues from RezRez, however increased competition in the on-line travel sector and reduced travel by U.S. customers (which account for over 80% of RezRez's business) significantly reduced bookings. Revenue at Alpine and Breeze/Max increased by 4.0% and 1.1%, respectively. Overall, non-skier visit revenue increased by $10.8 million in 2003.

     The reported amount of mountain resort revenue was increased by $8.2 million in 2003 because of the increase in the value of the Canadian dollar against the U.S. dollar. In 2003 revenue from the Canadian resorts was translated for financial statement reporting purposes at an average rate of Cdn.$1.51 to U.S.$1.00 compared with an average rate of Cdn.$1.57 to U.S.$1.00 in 2002.

  WARM-WEATHER RESORTS

     Revenue from warm-weather resorts increased 7.9% from $60.3 million in 2002 to $65.0 million in 2003. Revenue at Sandestin increased by $6.4 million due mainly to a 12.6% increase in occupied room nights. The opening of the new village at Baytowne Wharf in July 2002 increased the accommodation base at Sandestin and added many new amenities to the resort, driving higher lodging, retail, and food and beverage revenue. The sale of the Sabino Springs golf course in Tuscon in June 2002 reduced warm-weather resort revenue by $3.2 million, however this was partially offset by $1.1 million more revenue from Big Island Country Club in Hawaii, which we acquired in January 2002.

  REVENUE BREAKDOWN

     The breakdown of ski and resorts operations revenue by business was as follows:

                                                             2003          2002        INCREASE
                                                           REVENUE       REVENUE      (DECREASE)    CHANGE
                                                          ----------    ----------    ----------    ------
                                                          (MILLIONS)    (MILLIONS)    (MILLIONS)     (%)
Mountain operations.....................................    $228.6        $193.3        $35.3        18.3
Retail and rental shops.................................      95.9          85.0         10.9        12.8
Food and beverage.......................................      74.9          63.0         11.9        18.9
Lodging and property management.........................      81.7          61.0         20.7        33.9
Ski school..............................................      37.1          30.4          6.7        22.1
Golf....................................................      28.0          29.4         (1.4)       (4.9)
Other...................................................      25.3          23.0          2.3        10.3
                                                            ------        ------        -----
                                                            $571.5        $485.1         86.4        17.8
                                                            ======        ======        =====

     Assuming control of Winter Park in December 2002 increased revenue from mountain operations, retail and rental shops, food and beverage, and ski school by $20.7 million, $3.4 million, $4.8 million and $3.5 million, respectively.

     The proportion of revenue from mountain operations has fallen from 49.3% of total ski and resort operations revenue in 1997 to 40.0% in 2003. This trend is likely to continue as we build out the villages at our resorts, expanding the inventory of lodging units and changing the customer mix in favor of destination visitors who spend more on retail and rental, ski school, and food and beverage.

  SKI AND RESORT OPERATIONS EXPENSES AND EBITDA

     Ski and resort operations expenses increased from $377.8 million in 2002 to $454.9 million in 2003. Mountain resort expenses increased by $71.4 million to $397.3 million while warm-weather resort expenses increased by $5.7 million to $57.6 million.

     The net impact of assuming control of Winter Park and selling Mont Ste. Marie increased mountain resort expenses by $19.5 million, leaving same-resort expense growth of $51.9 million. The strengthening of the value of the Canadian dollar increased the reported amount of mountain resort expenses by $6.7 million. The strong start in the East in 2003 compared with a very late start in 2002 impacted our expense growth. In 2002 we had a "vertical" ramp-up at Blue Mountain, Stratton, Snowshoe and Mountain Creek with essentially no pre-Christmas season, resulting in abnormally low costs. By comparison, in 2003 these eastern resorts commenced operations much earlier, ramping up more gradually, resulting in higher costs supported by higher revenues. In addition, the impact of the war in Iraq and SARS occurred in our core-operating month of March and happened suddenly, reducing visits significantly. Since we were uncertain how long the decline in visits would last and how great it would be, we had limited ability to ramp down costs. Overall, increased business volumes at these four eastern resorts during the full 2003 season resulted in a 19.3% increase in operating expenses (equivalent to $13.1 million) and a 22.6% increase in revenues.

     The expansion of RezRez into new locations added $10.5 million to ski and resort operations expenses. We had set up an organization and infrastructure at RezRez to deal with a significant expected increase in business volumes. With the majority of bookings typically occurring in the period from October to February, the revenue shortfall was evident too late to institute meaningful cost savings before year-end. We have now heavily downsized and reorganized RezRez to focus on the ski and golf destinations where we have inherent advantages and away from warm-weather destinations. We expect these expense reductions, combined with revenue opportunities from the significant interest we are receiving from other travel providers in the RezRez on-line booking engine, to return this business to profitability.

     The increase in warm-weather resort expenses of $5.7 million was almost entirely due to Sandestin and the opening of the new village in July 2002. The revenue growth at Sandestin more than offset the growth in expenses.

     EBITDA from ski and resort operations increased from $107.3 million in 2002 to $116.7 million in 2003. EBITDA from the mountain resorts increased from $98.9 million to $109.2 million while EBITDA from the warm-weather resorts declined from $8.4 million to $7.5 million.

     On a same-resort basis, mountain resorts EBITDA was $96.8 million in 2003 compared with $98.6 million in 2002. EBITDA from the resorts increased by 8.3%, however this was offset by reduced EBITDA from the non-skier visit businesses, i.e., Alpine, RezRez and the Breeze/Max retail chain.

     The decrease in warm-weather resort EBITDA was due mainly to reduced profits from our Arizona golf operations due to the sale of the Sabino Springs golf course last year.

REVIEW OF REAL ESTATE OPERATIONS

     We have two real estate divisions -- the resort development group and the resort club group. The resort development group develops and sells three main products: condo-hotel units (typically, small village-based units that owners occupy sporadically and put into a rental pool at other times), townhome units (typically, larger units outside the main village core that owners retain for their own use) and single-family lots (serviced land on which owners or other developers build homes). In order to broaden market appeal, condo-hotel and townhome units are sold on the basis of both whole ownership and fractional ownership. Currently most of the fractional product has been quarter-share but a high-end tenth-share project is under construction at Whistler and other fractions are under consideration. The resort club group's business is a flexible form of timeshare where owners purchase points that entitle them to use accommodation at different resorts. The resort club group currently generates less than 10% of our total real estate revenue and hence is not reported as a separate business segment in the financial statements.

     Our business strategy for real estate has two major elements: the maximization of profits from the sale of real estate and the provision of accommodation for destination visitors, which represents an earnings annuity for the ski and resort operations. Visitors renting the accommodation generate lodging revenue as well as revenue from purchasing lift tickets or golf fees, food and beverage, and retail.

     We recognize real estate sales revenue at the time of "closing," which is when title to a completed unit is conveyed to the purchaser and the purchaser becomes entitled to occupancy. Since our standard practice is to pre-sell our real estate, any proceeds received prior to closing are recorded as deferred revenue in our balance sheet.

     The following table highlights the results of the real estate business.

                                                               2003      2002     CHANGE (%)
                                                              ------    ------    ----------
Units closed................................................   1,239     1,290       (4.0)
Revenue (millions)..........................................  $512.7    $487.8        5.1
Operating profit (millions).................................  $ 75.0    $ 85.1      (11.9)
Margin (%)..................................................    14.6      17.4

     Revenue from the sale of real estate increased 5.1% from $487.8 million in 2002 to $512.7 million in 2003. Revenue generated by the resort development group increased from $449.8 million to $472.8 million while revenue generated by the resort club group increased from $38.0 million to $39.9 million.

  RESORT DEVELOPMENT GROUP REVENUE

     We closed a total of 528 units at the Canadian resorts in 2003 compared with 589 units last year. The average price per unit increased from Cdn.$423,000 in 2002 to Cdn.$436,000 in 2003. We also closed the sale of the majority of our commercial properties at Tremblant in 2003, recognizing revenue of $21.5 million. Currently we have approximately 500,000 square feet of remaining commercial properties at nine different resorts. Our plan is to sell all of these properties in the normal course.

     We closed 611 units at the U.S. resorts in 2003 compared with 701 units in 2002. The number of units that close in a particular period is dependent on both transacting sales and the timing of construction completion. We had expected to close more units in 2003, however construction delays, due mainly to difficult site conditions, the complicated building design and construction management issues (see below), were experienced on two projects at Lake Las Vegas and Squaw Valley. The average price per unit was $457,000 at the U.S. resorts in 2003 (after adjusting the number of units for the impact of joint ventures at Keystone and Three Peaks), up from $442,000 in 2002. In 2003 we also closed our first 100 units at Les Arcs in France for proceeds of $31.1 million.

     The mix of product types (i.e., condo-hotel, townhome and single-family lot) closed was not materially different in 2003 than in 2002.

     During 2003 we reorganized the resort development group from a resort-based structure to a regional structure. We have six regional offices providing development and construction services to 17 different resorts. This structure allows us to share resources between resorts and gives us the critical mass in each region to be able to engage specialized development and construction experts that might be uneconomical for an individual resort. The new structure also strengthens our control systems so that, for example, the construction management issues that affected the completion of two projects in 2003 are less likely to impact our business in the future.

  RESORT CLUB GROUP REVENUE

     The resort club group generated $39.9 million in sales revenue in 2003, up from $38.0 million in 2002. We had expected stronger revenue growth, however sales were impacted by the slow economy and the uncertainty created by recent world events. This product type is more of a consumer purchase than our resort development group product and confidence is an important factor in the purchase consideration. Furthermore, resort club product does not have the same sense of scarcity as other types of real estate so purchasers are under less pressure to buy.

  REAL ESTATE OPERATING PROFIT

     Operating profit from real estate sales decreased from $85.1 million in 2002 to $75.0 million in 2003. The profit margin was 14.6% in 2003 compared with 17.4% in 2002. The reduction in margin was due to a number of factors, including:

     - The write-off of $3.3 million of costs at Copper in connection with various projects that are on hold pending a strengthening of the Colorado market.

     - A write-down of $3.0 million in connection with two projects at Mountain Creek. Sales of these projects had slowed because of an environmental lawsuit (that has now been settled), resulting in increased holding costs. In addition we have projected more conservative sales prices for unsold inventory.

     - Lower margins in 2003 for the resort club group. Marketing and sales costs increased to 57% of revenue in 2003 from 48% in 2002 as a result of the difficult market conditions.

      Excluding the impact of the factors listed above, the profit margin in 2003 would have been 16.7%.

  REAL ESTATE PRE-SALES

     At August 31, 2003, we had pre-sold real estate revenue of $460 million that we expect to close in fiscal 2004. This compares with pre-sold revenue this time last year of $370 million for delivery in fiscal 2003. In addition, we have $65 million of pre-sales for delivery in fiscal 2005. This does not include projects that will be undertaken by Leisura (see Liquidity and Capital Resources), which has $260 million of pre-sales for delivery in fiscal 2004 and 2005. Our strategy of pre-selling projects before the start of construction reduces market risk and increases the predictability of real estate earnings.

  CAPITALIZATION OF COSTS TO REAL ESTATE

     Generally accepted accounting practice for real estate requires that all costs in connection with the development of real estate be capitalized to properties under development and then expensed in the period when the properties are closed and the revenue is recognized. Such costs include land and building costs as well as overhead costs of personnel directly involved in the development, construction and sale of real estate, and interest on debt used to fund real estate costs. The capitalized interest comprises interest on specific real estate debt (i.e., construction financing) and interest on the portion of general corporate debt used to fund real estate development expenditures.

     The book value of properties increased from $867.8 million at June 30, 2002 to $1,067.3 million at June 30, 2003. The strengthening of the value of the Canadian dollar from a year-end rate of Cdn$1.52:US$1.00 in 2002 to Cdn$1.35:US$1.00 in 2003 increased the reported book value of properties by $26.3 million. Other factors responsible for the increase include:

     - A net increase of $73.3 million in the book value of commercial space resulting from the completion of new properties at Whistler, Mammoth, Sandestin, Squaw Valley, Lake Las Vegas and Blue Mountain and the sale of commercial properties at Tremblant.

     - An increase of $26.1 million in the book value of resort club properties mainly due to the new resort club locations under construction at Blue Mountain and Zihuatanejo, Mexico.

     The book value of properties to be sold to Leisura was $73.8 million at June 30, 2003. We expect to transfer the majority of these properties in the first two quarters of fiscal 2004.

     With the completion and closing of projects currently under construction and with the development of most new projects to take place in Leisura, the book value of our properties is expected to decline significantly in 2004.

  RENTAL PROPERTIES

     Effective July 1, 2002, we changed our plans for commercial properties. Instead of holding them as long-term revenue-producing investments, existing commercial properties would be sold and commercial properties developed in the future would be developed for the purpose of sale. In 2003 we sold the majority of our commercial properties at Tremblant and we plan to sell our remaining portfolio of commercial properties. Rental revenue and rental expenses relating to these properties were capitalized during 2003. In 2002 rental property revenue of $8.0 million and rental property expenses of $5.0 million were included in the statement of operations.

REVIEW OF CORPORATE OPERATIONS

  INTEREST AND OTHER INCOME

     Interest and other income was $2.4 million in 2003, up from $1.1 million in 2002 due mainly to dividend income from Compagnie des Alpes (CDA) and higher interest income net of losses on asset disposals.

     In July 2002 we sold 55% of our investment in CDA and at the same time ceased to exercise significant influence over CDA's affairs. In 2003 we therefore accounted for CDA on a cost basis, whereas in 2002 we used the equity basis and recorded income from equity accounted investment of $3.9 million. Subsequent to June 30, 2003, we sold the balance of our investment in CDA. Both the sale in July 2002 and the sale subsequent to June 30, 2003 were for proceeds approximately equal to the book value of our investment.

  INTEREST COSTS

     Interest expense increased from $43.1 million in 2002 to $47.1 million in 2003. We incurred total interest costs (including financing fees and amortization of deferred financing costs) of $102.9 million in 2003 compared with $83.4 million in 2002. The increase was due mainly to interest on the $137-million 10.5% senior unsecured notes issued in October 2002, partially offset by interest on the Cdn.$125-million 6.75% unsecured debentures repaid in December 2002. In addition we had higher construction loan interest due to increased construction activity and the Winter Park capital lease added $2.2 million of interest. In total, $55.5 million of this interest was capitalized to properties under development, $14.9 million of which was subsequently expensed in 2003 when the properties were closed.

  DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expense increased from $65.4 million in 2002 to $67.5 million in 2003. The increase was due mainly to assuming control of Winter Park.

  GENERAL AND ADMINISTRATIVE COSTS

     All general and administrative (G&A) costs incurred by our resorts in connection with the ski and resort operations business are included in ski and resort operations expenses. Similarly, G&A costs incurred in the development of real estate are initially capitalized to properties, and then expensed to real estate costs in the period when the properties are closed. Corporate G&A costs, which mainly comprise executive employee costs, public company costs, audit and legal fees, corporate information technology costs and head office occupancy costs are disclosed as a separate line in the statement of operations. The breakdown of G&A costs for 2003 and 2002 was as follows:

                                                           2003       PROPORTION       2002       PROPORTION
                                                        ----------    ----------    ----------    ----------
                                                        (MILLIONS)       (%)        (MILLIONS)       (%)
Corporate G&A costs...................................    $ 14.9         12.6         $ 12.2         11.1
G&A expenses of ski and resort operations business....      65.1         55.2           55.9         50.8
Previously capitalized G&A costs expensed in real
  estate cost of sales................................      16.5         14.0           15.4         14.0
                                                          ------        -----         ------        -----
Total G&A costs expensed during the year..............      96.5         81.8           83.5         75.9
Net G&A costs of real estate business capitalized to
  properties..........................................      21.5         18.2           26.6         24.1
                                                          ------        -----         ------        -----
Total G&A costs incurred during the year..............    $118.0        100.0         $110.1        100.0
                                                          ======        =====         ======        =====

     Corporate G&A costs increased from $12.2 million in 2002 to $14.9 million in 2003 due mainly to higher compensation and pension costs, and increased insurance, legal and audit expenses. Including the G&A costs of our operations and real estate divisions, we expensed 81.8% of general and administrative expenses in 2003 compared with 75.9% in 2002.

  WRITE-DOWN OF TECHNOLOGY ASSETS

     When we acquired our network of resorts we inherited many different information technology (IT) systems. This impeded our ability to share information and build synergies across resorts. Where we introduced new IT systems, we used a standardized approach, however we recognized that we needed to move to greater standardization of legacy IT systems. During the fourth quarter of 2003 we therefore wrote off $9.1 million of IT systems that we plan to replace. Furthermore, in 2003 we reorganized and downsized RezRez, our central reservations business. RezRez had expanded into several warm-weather destinations but the expansion was not successful. We therefore decided to abandon these locations to focus on our core ski destinations. In light of this, we reviewed the value of RezRez assets and took a write-down of $3.2 million for various of its IT assets in the fourth quarter.

  INCOME TAXES

     We provided for income taxes of $6.2 million in 2003 compared with $9.5 million in 2002. This equates to an effective tax rate of 12.0% in both years.
Note 13 to the consolidated financial statements provides a reconciliation between income tax at the statutory rate (38.0% and 41.2%, respectively, in 2003 and 2002) and the actual income tax charge.

  NON-CONTROLLING INTEREST

     We have a 23% limited partner in the two partnerships that own Whistler Blackcomb. The results of the two partnerships are fully consolidated with the outside partner's share of earnings shown as non-controlling interest. Non-controlling interest decreased from $11.7 million in 2002 to $11.3 million in 2003, reflecting reduced ski and resort operations earnings due to the slow start to the season and the impact of the war in Iraq and SARS on business, primarily in March.

  DISCONTINUED OPERATIONS

     Our consolidated financial statements disclose the results of our non-resort real estate business as discontinued operations. The discontinued operations incurred a loss of $0.6 million in 2003 compared with a loss of $0.1 million in 2002. Losses (or net income) from discontinued operations accrue to the holders of the non-resort preferred ("NRP") shares and any cash flows generated by the discontinued operations are paid to the NRP shareholders to redeem their shares. In December 2002 the discontinued operations were wound up and all the remaining NRP shares were redeemed.

LIQUIDITY AND CAPITAL RESOURCES

     Generating free cash flow continues to be a high priority for us. Free cash flow does not have a standardized meaning prescribed by generally accepted accounting principles ("GAAP"). We calculate it as follows:

                                                               2003      2002
                                                              ------    ------
                                                                 (MILLIONS)
Cash provided by (used in) continuing operating
  activities(1).............................................  $(26.6)   $  5.7
Investment in ski and resort operations assets ("capex")....   (64.5)    (91.5)
                                                              ------    ------
Free cash flow..............................................  $(91.1)   $(85.8)
                                                              ======    ======

---------------

(1) A reconciliation between net earnings as determined by Canadian GAAP and cash provided by (used in) continuing operating activities is shown in the Consolidated Statements of Cash Flows.

     In 2003 our results showed negative free cash flow of $91.1 million compared with negative free cash flow of $85.8 million in 2002. We had expected positive free cash flow in 2003, however the slowdown in the travel and leisure sector, made worse by concerns over the war in Iraq and SARS, reduced operating cash flow from our ski and resort operations businesses. Cash flow from our real estate business was impacted by delayed completions of some projects and slow sales in Colorado, although generally demand for our products has been robust. On the positive side we reduced resort capex to about $65 million, significantly below prior years, and we sold some non-core assets.

     Over the past few years, as we started to build out our villages and install infrastructure, our real estate business has been a significant user of cash. In both 2003 and 2002 we were free cash flow positive before making investments to grow our real estate business. During 2003 we implemented a strategy -- the Leisura partnerships -- that will allow us to both reduce the capital required for real estate and to grow the business.

     We are also focused on increasing cash flow from our ski and resort operations businesses. We have a number of initiatives at our resorts to increase revenue (e.g., customer relationship management (CRM) and E-commerce programs, more packaging of services and maximizing sales channels) and to reduce costs (e.g., shared-services model in Colorado and elsewhere, downsizing of RezRez and eliminating discretionary expenses). Given the strong competitive position of our resorts, we do not need to invest as much in capex as we did in 2002 and prior years. We expect future resort capex requirements to remain close to 2003 levels (at approximately the same amount as depreciation and amortization expense). We also plan to grow our fee-based businesses (e.g., golf course and lodging management) and we can do this by investing minimal capital.

     We expect to generate free cash flow in fiscal 2004 and to use it to repay debt.

LEISURA PARTNERSHIPS

     In 2003 we entered into two partnerships (one in Canada and one in the U.S., collectively referred to as "Leisura") that will have a significant impact on our capital structure and our capital requirements for real estate. Leisura is intended to carry out the ownership and financing of the bulk of our real estate production. By selling the bulk of our production-phase real estate to separate and independent entities we achieve several objectives, including:

     - Significantly reducing the capital requirements needed to support the real estate business.

     -  Significantly reducing debt levels.

     - Limiting our exposure to the risks of the production-phase real estate business.

     - Implementing separate and appropriate capital structures for our resort business and our real estate business.

     We will continue to undertake some development activity on our own account outside of the Leisura structure. This includes smaller townhome projects and single-family lots, which are not as capital intensive as condo-hotel and larger townhome projects, as well as resort club and fractional projects. In addition, we will carry out all development activity at certain resorts (e.g., Snowmass because it is a joint venture development or Les Arcs because construction is primarily purchaser-financed).

     Intrawest is a minority partner in Leisura and we will account for our investment in Leisura on an equity basis. We will continue to identify land parcels for development and complete the master planning, project design and pre-sales process for all future real estate projects. Once a project has reached set pre-sale targets and construction is about to commence, Leisura will acquire the land parcels for the project from us at fair market value. By December 31, 2003, Leisura is expected to acquire land parcels for about 10 projects at seven resorts (none had been transferred at June 30, 2003). In future years, we expect to carry out the bulk of the real estate production at our resorts in a similar fashion. There is no guarantee, however, that Leisura will acquire more land parcels from us in future years. For the projects that are sold to Leisura, we will provide development management services on a fee basis.

     The Leisura partnerships have sufficient capital to be strong credit-worthy entities that can comfortably finance and carry out their business on a freestanding basis. Construction financing will be secured by the projects with recourse only to Leisura.

     The formation of Leisura will result in a significant reduction in our net debt in 2004. We will recover the bulk of our investment in projects currently under construction as they are completed over the next 12 months and our capital expenditures to support this part of our real estate business in future will be limited to our investment in Leisura. The difference between the large amount of capital recovered from current projects as they complete (approximately 80% of the units in these projects are pre-sold) and the much smaller investment in Leisura will generate significant cash flow that will be used to reduce debt.

CASH FLOWS IN 2003 COMPARED WITH 2002

     The major sources and uses of cash in 2003 and 2002 are summarized in the table below. This table should be read in conjunction with the Consolidated Statements of Cash Flows, which are more detailed as prescribed by GAAP.

                                                               2003       2002      CHANGE
                                                              -------    -------    ------
                                                                       (MILLIONS)
Funds from continuing operations............................  $ 122.8    $ 128.6    $ (5.8)
Acquisitions, resort capex and other investments............    (39.4)    (107.1)     67.7
Net cash flow from other net assets.........................     14.6       44.3     (29.7)
                                                              -------    -------    ------
Funds available before net investment in real estate........     98.0       65.8      32.2
Net investment in real estate developed for sale............   (163.8)    (163.2)     (0.6)
                                                              -------    -------    ------
Net cash flow from operating and investing activities.......    (65.8)     (97.4)     31.6
Net financing inflows.......................................    115.9       87.7      28.2
                                                              -------    -------    ------
Increase (decrease) in cash.................................  $  50.1    $  (9.7)   $ 59.8
                                                              =======    =======    ======

     Funds from continuing operations generated $122.8 million of cash flow in 2003, down from $128.6 million in 2002 as reduced real estate profits and increased interest and G&A expenses were partially offset by higher EBITDA from ski and resort operations.

     Acquisitions, resort capex and other investments used $39.4 million of cash in 2003, down from $107.1 million in 2002. Acquisitions and resort capex used $6.0 million and $26.9 million, respectively, less cash in 2003 than 2002 while proceeds from asset disposals, net of other investments, generated $34.8 million more cash in 2003 than 2002.

     Assuming control of Winter Park used $2.8 million cash in 2003 as the majority of the purchase price was financed through a capital lease. In 2002 we had acquired Big Island Country Club in Hawaii for a cash payment of $8.9 million. We do not plan to invest significant capital in acquisitions in the near term. We will continue to seek opportunities to expand our businesses but do so in ways (e.g., engaging in management contracts or entering joint ventures) that limit our capital requirements.

     We spent $64.5 million on resort capex in 2003, down from $91.5 million in 2002. Each year we spend $25 million to $30 million on maintenance capex at our resorts. Maintenance capex is considered non-discretionary (since it is required to maintain the existing level of service) and comprises such things as snow grooming machine or golf cart replacement, snowmaking equipment upgrades and building refurbishments. Expansion capex (e.g., new lifts or new restaurants) is considered discretionary and the annual amount spent varies year by year. We expect maintenance and expansion capex to be approximately the same in 2004 as in 2003.

     Proceeds from non-core asset sales (mainly 55% of our investment in Compagnie des Alpes and employee housing units at Whistler Blackcomb) net of new investments generated $28.0 million of cash in 2003. Subsequent to year-end we sold the balance of our investment in Compagnie des Alpes for $12.5 million. In 2002 we sold Mont Ste. Marie and Sabino Springs golf course but these sales were offset by new investments, resulting in a net investment in other assets of $6.7 million. We have identified other non-core assets for disposal and we will continue our program of selling these assets in the future.

     Other net assets provided cash of $14.6 million in 2003 compared with $44.3 million in 2002. This represents the cash flow from changes in receivables, other assets, payables and deferred revenue.

     Our businesses provided cash flow of $98.0 million in 2003 compared with $65.8 million in 2002, before net new investments in real estate. We invested $163.8 million in real estate in 2003, approximately the same as in 2002. We had expected our net investment to be lower in 2003, however the construction delays at Squaw Valley and Lake Las Vegas and slower transfers of properties to Leisura delayed cost recoveries until fiscal 2004. We expect to recover a portion of our investment in real estate in fiscal 2004 as units currently under construction are completed and closed and new real estate production moves to Leisura.

     In total, our operating and investing activities used $65.8 million of cash in 2003, down from $97.4 million in 2002. We also paid $12.0 million and $11.3 million, respectively, in 2003 and 2002 for dividends to our shareholders and distributions to the limited partner in Whistler Blackcomb and we expect these payments to be approximately the same in 2004. Amounts paid to redeem and repurchase NRP shares were $6.7 million in 2003 and $0.4 million in 2002. We have now redeemed all the NRP shares. Net borrowings of $129.9 million and $46.3 million in 2003 and 2002, respectively, as well as proceeds of share issuances of $4.8 million and $53.0 million in 2003 and 2002, respectively, funded these cash flows.

DEBT AND LIQUIDITY POSITION

     At June 30, 2003, we had net debt (i.e., bank and other indebtedness net of cash) of $1,134.1 million compared with $979.2 million at June 30, 2002. Part of the increase in net debt was due to the strengthening of the Canadian dollar, particularly in the fourth quarter. The change in the exchange rate from Cdn$1.52:US$1.00 at last year end to Cdn$1.35:US$1.00 at this year end increased the reported amount of Canadian dollar-denominated debt by $39.9 million at June 30, 2003.

     As discussed above, we expect to generate significant free cash flow in fiscal 2004 and to reduce net debt. We are confident that we can achieve this objective because of the Leisura transaction and the current high level of pre-sales of real estate that is being completed within Intrawest. Not only does the Leisura transaction significantly reduce our capital requirements for real estate but it also reduces the risk that delays in construction completion will result in higher debt balances because these debt balances are obligations of Leisura, not Intrawest.

     Over half of our bank and other indebtedness ($658.4 million) at June 30, 2003 is not due for repayment until after 2008. With respect to the balance of our bank and other indebtedness, $287.2 million is due to be repaid in fiscal 2004 of which $229.1 million, or approximately 80%, relates to construction financing that is covered more than 100% by real estate pre-sales. As these projects close, we will repay the construction loans as well as other debt. Our senior credit facility, which had a balance of $240.2 million at year-end, is due in fiscal 2005 and we expect to renew this facility on maturity.

     We have a number of revolving credit facilities to meet our short-term capital needs. These include a $365-million facility at the corporate level, of which $240 million was drawn at June 30, 2003. In addition, several of our resorts have lines of credit in the range of $5 million to $10 million each to fund seasonal cash requirements. Since Leisura will be undertaking most of the future real estate development, we have not renewed the three revolving credit facilities that we had last year for real estate construction. Instead we will finance any projects that we develop through one-off project-specific loans. We believe that these credit facilities, combined with cash on hand and internally generated cash flow, are adequate to finance all of our normal operating needs.

BUSINESS RISKS

     We are exposed to various risks and uncertainties in the normal course of our business that can cause volatility in our earnings. Our ski and resort operations and real estate businesses are managed to deal with risks that are common to most companies; i.e., the risks of severe economic downturn, competition and currency fluctuations, and the more industry-specific risks of unfavorable weather conditions, seasonality of operations and development issues.

  Economic Downturn

     A severe economic downturn could reduce spending on resort vacations and weaken sales of recreational real estate.

     Our results in both 2003 and 2002 (years that saw a significant slowdown in the economy) provide evidence of our ability to deal with an economic downturn. Ski and resort operations EBITDA for 2003 and 2002 were only 3.7% and 0.9%, respectively, below our record EBITDA in 2001, on a same-resort basis. There are two main reasons for this:

     - The strong competitive position of each of our resorts due to the villages at their base and the quality of their on-mountain facilities. This has also created a loyal customer base that is strongly committed to our resorts.

     - The profile of our customer base, who have incomes well above the national average and are therefore less likely to have their vacation plans impacted by a recession.

     Real estate developers face two major risks from an economic downturn: land risk and completed inventory risk. Land risk arises when land is purchased with debt and economic conditions deteriorate resulting in higher holding costs and reduced profitability, or worse, loan defaults and foreclosure. We have reduced our land risk by generally acquiring land at low cost with the purchase of a resort or by securing land through options and joint ventures. Completed inventory risk arises when completed units cannot be sold and construction financing cannot be repaid. Often this risk arises because many developers are supplying units to the market and since we control most of the supply at our resorts, this risk is reduced. We have also mitigated this risk by pre-selling a significant portion of units prior to commencement of, and during, construction.

  Competition

     The mountain resort industry has significant barriers to entry (e.g., very high start-up costs, significant environmental hurdles) that prevent new resorts from being created. Competition therefore is essentially confined to existing resorts. Our resorts compete for destination visitors with other mountain resorts in Canada, the United States, Europe and Japan, and with other leisure industry companies, such as cruise lines. They also compete for day skiers with other ski areas within each resort's local market area. Skier visits in North America have been relatively static over the past 10 years, which has increased competition between resort owners.

     Our strategy has been to acquire resorts that have natural competitive advantages (e.g., in terms of location, vertical drop and quality of terrain) and to enhance those advantages by upgrading the facilities on the mountain and building resort villages at the base. Our principal strength compared with industry competitors is our ability to combine expertise in resort operations and real estate development, particularly in building master-planned resort villages. Increasingly the village has become the dominant attraction in generating visits to a resort.

     We own substantially all of the supply of developable land at the base of our resorts and hence competition in real estate is somewhat restricted. Expertise in all aspects of the development process, including resort master-planning, project design, construction, sales and marketing, and property management also gives us a distinct competitive advantage.

  Currency Fluctuations

     Over the past several years our Canadian resort operations have benefited from the lower Canadian dollar relative to other currencies, and particularly against the U.S. dollar. This has made vacationing in Canada more affordable for foreign visitors and it has encouraged Canadians to vacation at home. A significant shift in the value of the Canadian dollar, particularly against its U.S. counterpart, could impact earnings at Canadian resorts.

     We finance our U.S. assets with U.S. dollar debt and our Canadian assets with Canadian dollar debt. Generally we service debt with revenue denominated in the same currency. In addition, cash flow generated by Canadian operations is generally retained in Canada and invested in expanding our Canadian assets. Similarly cash flow generated at our U.S. resorts is generally reinvested in the United States. Cross-border cash transactions and currency exchanges are kept to a minimum.

     Since we report earnings in U.S. dollars but our income is derived from both Canadian and U.S. sources, we are exposed to foreign currency exchange risk in our reported earnings. Revenues and expenses of our Canadian operations will be impacted by changes in exchange rates when they are reported in U.S. dollars. We estimate that a

10% increase in the average value for the fiscal year of the Canadian dollar relative to the U.S. dollar would result in a 5% increase in our reported net income, while a 10% decline in the average value of the Canadian dollar would result in a 4% decrease in our reported net income. The impact of Canadian/U.S. dollar exchange rate changes on the balance sheet are reflected in the foreign currency translation amount included in shareholders' equity and does not affect reported earnings.

  Unfavorable Weather Conditions

     Our ability to attract visitors to our resorts is influenced by weather conditions and the amount of snowfall during the ski season.

     We manage our exposure to unfavorable weather in three ways: by being geographically diversified, by seeking to spread visits to our resorts as evenly as possible through the season and by investing in snowmaking. Geographically diversified companies like ours can reduce the risk associated with a particular region's weather patterns. Every ski season since 1995, favorable and unfavorable weather conditions at different times across North America have offset one another, allowing us to come within 3% of our budgeted winter season ski and resort operations revenue on a same-resort basis. The more a resort can attract visitors evenly through the season the less vulnerable it is to unfavorable weather at a particular time. We seek to spread visits to our resorts by marketing to destination visitors who book in advance, stay several days and are less likely than day visitors to change their vacation plans, and by attempting to increase visits mid-week and at non-peak times. Investing in snowmaking also mitigates the impact of poor natural snow conditions. Snowmaking is particularly important in the East due to the number of competing resorts and less reliable snowfall. We have an average of 92% snowmaking coverage across our five eastern resorts.

  Seasonality of Operations

     Ski and resort operations are highly seasonal. In fiscal 2003, 67% of our ski and resort operations revenue was generated during the period from December to March. Furthermore during this period a significant portion of ski and resort operations revenue is generated on certain holidays, particularly Christmas/New Year, Presidents' Day and school spring breaks, and on weekends. Conversely, Sandestin's peak operating season occurs during the summer months, partially offsetting the seasonality of the mountain resorts. Our real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period. This seasonality of operations impacts reported quarterly earnings. The operating results for any particular quarter are not necessarily indicative of the operating results for a subsequent quarter or for the full fiscal year.

     We have taken steps to balance our revenue and earnings throughout the year by investing in four-season amenities (e.g., golf) and growing summer and shoulder-season businesses. As a result of these initiatives, the proportion of ski and resort operations revenue earned outside the historically strong third fiscal quarter has increased to 45.2% in 2003 from 32.7% in 1997.

  Development Issues

     As a real estate developer we face the following industry-specific risks:

     -  Zoning approvals or project permits could be withheld.

     -  Construction and other development costs could exceed budget.

     -  Project completion could be delayed.

     -  Purchasers could fail to close.

     Our experience in resort master planning equips us to deal with municipal approval agencies. In addition, our approach of consulting with all community stakeholders during the planning process helps to ensure that we run into less resistance at public hearings.

     We are not in the construction business -- we engage general contractors to construct our real estate projects. Having fixed-price contracts with completion penalties reduces our exposure to cost overruns and construction delays. As our experience showed this year, some construction delays are inevitable in the real estate business, particularly given the location and variable weather conditions at our mountain resorts, however we do not anticipate that they would have a material impact on our earnings in any particular year.

     Our pre-sales contracts require purchasers to put down 20% deposits, i.e., generally in the range of $50,000 to $150,000, which they forfeit if they do not close. Historically very few purchasers have failed to close.

     Leisura rather than Intrawest is at risk for cost overruns, completion delays and purchaser contract defaults on any project that it purchases. We continue to be at risk for zoning and permit approvals since these approvals must be in hand before projects are sold to Leisura.

     There is a risk that Leisura will not purchase land parcels from Intrawest in future years. The Leisura partners have, however, expressed a strong interest in extending their involvement in future years and we expect them to do so. In the event that the current partners decide not to participate in future projects we believe we will be able to identify alternative investors.

  World Events

     World events such as the terrorist attacks on September 11, 2001, the war in Iraq and the SARS outbreak disrupt domestic and international travel and reduce visits, or change the mix of visits, to our resorts. Often these types of events happen suddenly and cannot be prepared for. As we have shown over the past two years, we have been less impacted by these events than many other leisure and hospitality companies due to the high degree of commitment of our customers (e.g., as season pass holders or property owners), the significant proportion of our visitors who drive to our resorts (approximately 85% of all resort visits) and our ability to communicate with our database of customers and market products to them.

  Critical Accounting Policies

     This discussion and analysis is based upon our consolidated financial statements, which have been prepared in accordance with GAAP in Canada. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingencies. These estimates and judgments are based on factors that are inherently uncertain. On an ongoing basis, we evaluate our estimates based on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual amounts could differ from those based on such estimates and assumptions.

     We believe the following critical accounting policies call for management to make significant judgments and estimates.

     Useful Lives for Depreciable Assets Ski and resort operations assets and administrative furniture, computer equipment, software and leasehold improvements are depreciated using both the declining balance and straight-line basis (depending on the asset category) over the estimated useful life of the asset. Assets may become obsolete or require replacement before the end of their estimated useful life in which case any remaining undepreciated costs must be written off.

     Future Net Cash Flows From Properties Properties under development and held for sale, which totaled $1,067.3 million at June, 30, 2003, are recorded at the lower of cost and net realizable value. In determining net realizable value it is necessary, on a non-discounted basis, to estimate the future cash flows from each individual project for the period from the start of land servicing to the sell-out of the last unit. This involves making assumptions about project demand and sales prices, construction and other development costs, and project financing. Changes in our assumptions could affect future cash flows from properties leading to reduced real estate profits or potentially property write-downs.

     Recoverability of Amounts Receivable At June 30, 2003, amounts receivable totaled $203.6 million. We regularly review the recoverability of amounts receivable and record allowances for any amounts that we deem to be uncollectible. Disputes with our customers or changes in their financial condition could alter our expectation of recoverability and additional allowances may be required.

     Value of Future Income Tax Assets and Liabilities In determining our income tax provision, we are required to interpret tax legislation in a variety of jurisdictions and to make assumptions about the expected timing of the reversal of future tax assets and liabilities. In the event that our interpretations differed from those of the taxing authorities or that the timing of reversals is not as anticipated, the tax provision could increase or decrease in future periods.

     At June 30, 2003, we had accumulated $117.2 million of non-capital loss carryforwards which expire at various times through 2023. We have determined that it is more likely than not that the benefit of these losses will be realized in the future and we have recorded future tax assets of $35.8 million related to them. If it is determined in the future that it is more likely than not that all or a part of these future tax assets will not be realized, we will make a charge to earnings at that time.

OUTLOOK

     As we move into fiscal 2004 we are focused on two primary financial objectives -- to improve profitability and returns on capital from our existing businesses and to generate free cash flow.

     Our goal is to increase profits in the ski and resort operations business by both growing revenue and containing costs. As we build more accommodation in our villages we will open up revenue-generating opportunities in lodging management and indirectly in our other businesses. We intend to utilize our capability in CRM and direct marketing to increase occupancy levels. Given the shortened booking window, these programs have the advantage that they can be introduced quickly and, since they are targeted to existing customers and good prospects, their rate of success is enhanced. They are also more cost-effective than other marketing programs.

     We expect to reduce costs at our resorts by capitalizing on our network to take advantage of economies of scale. Standardized processes and technology will allow us to consolidate operations. The consolidation of our Colorado businesses in fiscal 2004 is the first step. Since new capex for ski and resort operations is expected to remain at about the same level as annual depreciation, these revenue growth and cost containment initiatives are expected to lead to a higher return on capital.

     Our new organizational structure for the real estate development group is expected to improve our efficiency and our control, leading to stronger real estate margins in the future. This structure also facilitates growth since resources for multiple resorts are pooled.

     As we assembled and improved our network of resorts we were significantly cash flow negative. We are now moving to a less capital-intensive business model with lower capital expenditures for our resorts and reduced infrastructure spending for real estate. We are also focused on growing our fee-based businesses (e.g., lodging, golf course and reservations management), which require minimal capital investment. We expect the Leisura transaction to produce free cash flow from our real estate business in fiscal 2004. This will occur as we recover the book value of current projects, and expenditures for the most capital-intensive projects in the future are restricted to our investment in Leisura. As we generate free cash flow we expect to pay down debt and improve our credit ratios.

ADDITIONAL INFORMATION

     The term EBITDA does not have a standardized meaning prescribed by GAAP and may not be comparable to similarly titled measures presented by other publicly traded companies. A reconciliation between net earnings as determined in accordance with Canadian GAAP and Total Company EBITDA is presented in the table below.

                                                              YEAR ENDED JUNE 30
                                                              ------------------
                                                               2003       2002
                                                              -------    -------
                                                                  (MILLIONS)
Income before tax...........................................  $ 52.3     $ 79.8
Depreciation and amortization...............................    67.5       65.4
Interest expense............................................    47.1       43.1
Interest in real estate costs...............................    32.4       27.9
Write-down of technology assets.............................    12.3         --
Interest and other income...................................    (2.4)      (5.0)
                                                              ------     ------
Total Company EBITDA........................................  $209.2     $211.2
                                                              ======     ======

QUARTERLY FINANCIAL SUMMARY

                                               2003 QUARTERS                             2002 QUARTERS
                                  ---------------------------------------    --------------------------------------
                                   1ST        2ND        3RD        4TH       1ST       2ND        3RD        4TH
                                  ------     ------     ------     ------    -----     ------     ------     ------
                                                 (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
Total revenue...................  $112.7     $208.0     $402.6     $363.3    $93.7     $231.4     $342.1     $318.8
Income (loss) from continuing
  operations....................   (11.1)       3.4       56.8      (14.3)    (9.8)       6.0       56.2        6.2
Results of discontinued
  operations....................     0.0       (0.6)       0.0        0.0      0.2       (0.1)       0.0       (0.1)
Net income (loss)...............   (11.1)       2.8       56.8      (14.3)    (9.6)       5.9       56.2        6.0
Per common share:
Income (loss) from continuing
  operations
  Basic.........................   (0.23)      0.07       1.20      (0.30)   (0.22)      0.14       1.28       0.14
  Diluted.......................   (0.23)      0.07       1.19      (0.30)   (0.22)      0.14       1.25       0.13
Net income (loss)
  Basic.........................   (0.23)      0.07       1.20      (0.30)   (0.22)      0.14       1.28       0.14
  Diluted.......................   (0.23)      0.07       1.19      (0.30)   (0.22)      0.14       1.25       0.13

                             MARKET FOR SECURITIES

     The Common Shares of the Corporation are listed and traded on the New York Stock Exchange and the Toronto Stock Exchange (the "TSX"). The TSX is the principal market for the Common Shares.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The names and municipalities of residence of the directors and executive officers of the Corporation and their principal occupations are set forth below.

DIRECTORS

NAME AND MUNICIPALITY OF RESIDENCE                          PRINCIPAL OCCUPATION                 DIRECTOR SINCE
----------------------------------                          --------------------                 --------------
R. Thomas M. Allan(1)........................  Vice President, Corporate Investments of               1990
London, Ontario                                Trudell Medical Limited
Joe S. Houssian..............................  President and Chief Executive Officer of the           1976
West Vancouver, British Columbia               Corporation
Daniel O. Jarvis.............................  Executive Vice President and Chief Financial           1989
Vancouver, British Columbia                    Officer of the Corporation
David A. King(1)(2)..........................  President of David King Corporation                    1990
Toronto, Ontario
Gordon H. MacDougall(2)(3)...................  Partner, CC&L Financial Services Group                 1990
West Vancouver, British Columbia
Paul M. Manheim(1)(3)........................  President of HAL Real Estate Investments, Inc.         1992
Mercer Island, Washington
Paul A. Novelly(2)...........................  Chairman and Chief Executive Officer of                1997
St. Thomas, U.S. Virgin Islands                Apex Oil Company, Inc.
Gary L. Raymond..............................  President, Resort Development Group of the             1998
Whistler, British Columbia                     Corporation
Bernard A. Roy(3)............................  Senior partner, Ogilvy Renault                         1992
Montreal, Quebec
Khaled C. Sifri(1)...........................  Managing partner, Hadef Al-Dhahiri & Associates        1990
Dubai, United Arab Emirates
Hugh R. Smythe...............................  President, Resort Operations Group of the              1993
Whistler, British Columbia                     Corporation
Nicholas C.H. Villiers(2)....................  Consultant                                             1990
London, England

---------------

(1) Member of the Audit Committee.

(2) Member of the Corporate Governance and Nominating Committee.

(3) Member of the Human Resources Committee.

     The Corporation does not have an Executive Committee and is required to have an Audit Committee. Each director will serve as a director until the next annual general meeting or until his successor is elected or appointed.

EXECUTIVE OFFICERS

NAME AND MUNICIPALITY OF RESIDENCE                     PRINCIPAL OCCUPATION
----------------------------------                     --------------------
James J. Gibbons.....................................  President, Resort Club Group
West Vancouver, British Columbia
Joe S. Houssian......................................  President and Chief Executive Officer
West Vancouver, British Columbia
Daniel O. Jarvis.....................................  Executive Vice President and Chief Financial Officer
Vancouver, British Columbia
Gary L. Raymond......................................  President, Resort Development Group
Whistler, British Columbia
Hugh R. Smythe.......................................  President, Resort Operations Group
Whistler, British Columbia

     As at June 30, 2003, the directors and senior officers of the Corporation as a group beneficially owned, directly or indirectly, or exercised control or direction over, 4.2% of the outstanding Common Shares of the Corporation (including Common Shares beneficially owned by a company the shares of which are owned by companies of which a director and executive officer and his spouse are the shareholders, and in respect of which such director and executive officer disclaims beneficial ownership, and Common Shares over which a director shares voting power and investment power and in respect of which such director disclaims beneficial ownership).

     During the past five years, each of the directors and officers of the Corporation has been associated in various capacities with Intrawest or the company or organization indicated opposite his name in the tables above or with affiliates thereof, except for Mr. Allan who prior to August 2001 was Executive Vice-President, Corporate Investments of London Life Insurance Company, Mr. Sifri who was Vice President, Legal Affairs of Majid Al Futtaim Investments LLC from May 1997 to January 1999 and Mr. Villiers who prior to May 2002 was Vice President and Director of RBC Dominion Securities Inc.

                             ADDITIONAL INFORMATION

     The Corporation shall provide to any person or company, upon request to the Corporate Secretary of the Corporation:

     (a) when the securities of the Corporation are in the course of a distribution under a short form prospectus or a preliminary short form prospectus:

        (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

        (ii) one copy of the comparative consolidated financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation for any period subsequent to the Corporation's most recently completed financial year;

        (iii) one copy of the Information Circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors; and

        (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

     (b)  at any other time, one copy of any of the documents referred to in
          (a)(i), (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation.

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Corporation's comparative consolidated financial statements for its most recently completed financial year.

     Copies of these documents may be obtained upon request from the Corporate Secretary of the Corporation, Suite 800, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

                  AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

                             INTRAWEST CORPORATION
                       YEARS ENDED JUNE 30, 2003 AND 2002

                      AUDITORS' REPORT TO THE SHAREHOLDERS

     We have audited the consolidated balance sheets of Intrawest Corporation as at June 30, 2003 and 2002 and the consolidated statements of operations, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP
Chartered Accountants
Vancouver, Canada
September 2, 2003

                             INTRAWEST CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 FOR THE YEARS ENDED
                                                                       JUNE 30
                                                              --------------------------
                                                                  2003           2002
                                                              ------------    ----------
                                                                   (IN THOUSANDS OF
                                                                UNITED STATES DOLLARS,
                                                              EXCEPT PER SHARE AMOUNTS)
Revenue:
  Ski and resort operations.................................   $  571,527      $485,142
  Real estate sales.........................................      512,695       487,775
  Rental properties.........................................           --         8,038
  Interest and other income.................................        2,417         1,115
  Income from equity accounted investment...................           --         3,901
                                                               ----------      --------
                                                                1,086,639       985,971
Expenses:
  Ski and resort operations.................................      454,861       377,801
  Real estate costs.........................................      437,690       402,700
  Rental properties.........................................           --         4,963
  Interest (note 16)........................................       47,142        43,072
  Depreciation and amortization.............................       67,516        65,434
  Corporate general and administrative......................       14,889        12,175
  Write-down of technology assets (note 8(b))...............       12,270            --
                                                               ----------      --------
                                                                1,034,368       906,145
                                                               ----------      --------
Income before undernoted....................................       52,271        79,826
Provision for income taxes (note 13)........................        6,243         9,549
                                                               ----------      --------
Income before non-controlling interest and discontinued
  operations................................................       46,028        70,277
Non-controlling interest....................................       11,274        11,675
                                                               ----------      --------
Income from continuing operations...........................       34,754        58,602
Results of discontinued operations (note 4).................         (578)         (122)
                                                               ----------      --------
Net income..................................................   $   34,176      $ 58,480
                                                               ==========      ========
Income from continuing operations per common share:
  Basic.....................................................   $     0.73      $   1.33
  Diluted...................................................         0.73          1.31
Net income per common share:
  Basic.....................................................         0.73          1.33
  Diluted...................................................         0.73          1.31
                                                               ==========      ========

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                      JUNE 30
                                                              ------------------------
                                                                 2003          2002
                                                              ----------    ----------
                                                                  (IN THOUSANDS OF
                                                               UNITED STATES DOLLARS)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  126,832    $   76,689
  Amounts receivable (note 7)...............................     126,725       109,948
  Other assets (note 8(a))..................................     123,610        88,062
  Resort properties (note 6)................................     662,197       399,572
  Future income taxes (note 13).............................      10,619         7,536
                                                              ----------    ----------
                                                               1,049,983       681,807
Ski and resort operations (note 5)..........................     918,727       841,841
Properties (note 6):
  Resort....................................................     405,100       461,893
  Discontinued operations...................................          --         6,325
                                                              ----------    ----------
                                                                 405,100       468,218
Amounts receivable (note 7).................................      76,842        64,734
Other assets (note 8(b))....................................      65,070        94,332
Goodwill....................................................          --        15,985
                                                              ----------    ----------
                                                              $2,515,722    $2,166,917
                                                              ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Amounts payable...........................................  $  218,444    $  195,254
  Deferred revenue (note 10)................................     134,878        99,484
  Bank and other indebtedness (note 9):
     Resort.................................................     287,176       279,297
     Discontinued operations................................          --         2,750
                                                              ----------    ----------
                                                                 640,498       576,785
Bank and other indebtedness (note 9):
  Resort....................................................     973,743       773,790
  Discontinued operations...................................          --            82
                                                              ----------    ----------
                                                                 973,743       773,872
Due to joint venture partners (note 14).....................       5,388         3,963
Deferred revenue (note 10)..................................      43,609        23,069
Future income taxes (note 13)...............................      94,986        75,843
Non-controlling interest in subsidiaries....................      46,359        36,116
                                                              ----------    ----------
                                                               1,804,583     1,489,648
Shareholders' equity:
  Capital stock (note 12)...................................     460,742       466,899
  Retained earnings.........................................     264,640       241,665
  Foreign currency translation adjustment...................     (14,243)      (31,295)
                                                              ----------    ----------
                                                                 711,139       677,269
                                                              ----------    ----------
                                                              $2,515,722    $2,166,917
                                                              ==========    ==========

Contingencies and commitments (note 15)
Subsequent event (note 8(b))

Approved on behalf of the Board:

            (signed) JOE S. HOUSSIAN                         (signed) PAUL M. MANHEIM
                    Director                                         Director

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                               FOR THE YEARS ENDED
                                                                     JUNE 30
                                                              ----------------------
                                                                2003         2002
                                                              ---------    ---------
                                                                 (IN THOUSANDS OF
                                                              UNITED STATES DOLLARS)
Retained earnings, beginning of year:
  As previously reported....................................  $241,665     $187,922
  Adjustment to reflect change in accounting for goodwill
     and intangibles, net of tax (note 2(t)(i)).............    (6,150)          --
                                                              --------     --------
  As restated...............................................   235,515      187,922
Net income..................................................    34,176       58,480
Dividends...................................................    (5,051)      (4,737)
                                                              --------     --------
Retained earnings, end of year..............................  $264,640     $241,665
                                                              ========     ========

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               FOR THE YEARS ENDED
                                                                     JUNE 30
                                                              ----------------------
                                                                2003         2002
                                                              ---------    ---------
                                                                 (IN THOUSANDS OF
                                                              UNITED STATES DOLLARS)
Cash provided by (used in):
Operations:
  Income from continuing operations.........................  $  34,754    $  58,602
  Items not affecting cash:
     Depreciation and amortization..........................     67,516       65,434
     Future income taxes....................................     (3,914)      (2,873)
     Income from equity accounted investment................         --       (3,901)
     (Gain) loss on asset disposals, net of write-offs......        858         (323)
     Write-down of technology assets........................     12,270           --
     Non-controlling interest...............................     11,274       11,675
                                                              ---------    ---------
  Funds from continuing operations..........................    122,758      128,614
  Recovery of costs through real estate sales...............    437,690      402,700
  Acquisition and development of properties held for sale...   (601,524)    (565,863)
  Increase in amounts receivable, net.......................    (12,109)      (8,936)
  Changes in non-cash operating working capital (note 21)...     26,590       49,191
                                                              ---------    ---------
  Cash provided by (used in) continuing operating
     activities.............................................    (26,595)       5,706
  Cash provided by discontinued operations..................        140        3,898
                                                              ---------    ---------
                                                                (26,455)       9,604
Financing:
  Proceeds from bank and other borrowings...................    599,112      351,259
  Repayments on bank and other borrowings...................   (469,235)    (304,933)
  Issue of common shares for cash, net of issuance costs....      4,782       53,037
  Redemption and repurchase of non-resort preferred shares
     (note 12(a))...........................................     (6,697)        (358)
  Dividends paid............................................     (5,051)      (4,737)
  Distributions to non-controlling interests................     (6,923)      (6,534)
                                                              ---------    ---------
                                                                115,988       87,734
Investments:
  Expenditures on:
     Revenue-producing properties...........................         --       (2,353)
     Ski and resort operations assets.......................    (64,546)     (91,490)
     Other assets...........................................    (11,778)      (8,463)
     Business acquisitions (note 3).........................     (2,849)      (8,876)
  Proceeds from asset disposals.............................     39,783        4,103
                                                              ---------    ---------
                                                                (39,390)    (107,079)
                                                              ---------    ---------
Increase (decrease) in cash and cash equivalents............     50,143       (9,741)
Cash and cash equivalents, beginning of year................     76,689       86,430
                                                              ---------    ---------
Cash and cash equivalents, end of year......................  $ 126,832    $  76,689
                                                              =========    =========

Supplementary information (note 21)

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

1.  OPERATIONS:

   Intrawest Corporation was formed by an amalgamation on November 23, 1979 under the Company Act (British Columbia) and was continued under the Canada Business Corporations Act on January 14, 2002. Through its subsidiaries, the Company is engaged in the development and operation of mountain and golf resorts principally throughout North America.

2.  SIGNIFICANT ACCOUNTING POLICIES:

    (a)  BASIS OF PRESENTATION:

      The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada as prescribed by The Canadian Institute of Chartered Accountants ("CICA"). Information regarding United States generally accepted accounting principles as it affects the Company's consolidated financial statements is presented in note 22.

    (b) PRINCIPLES OF CONSOLIDATION:

      The consolidated financial statements include:

       (i)  the accounts of the Company and its subsidiaries; and

       (ii) the accounts of all incorporated and unincorporated joint ventures, including non-controlled partnerships, to the extent of the Company's interest in their respective assets, liabilities, revenues and expenses.

      The Company's principal subsidiaries and joint ventures are as follows:

                                                                       PERCENTAGE INTEREST
                                                                             HELD BY
         SUBSIDIARIES                                                    THE COMPANY (%)
         ------------                                                  -------------------
         Blackcomb Skiing Enterprises Limited Partnership............           77
         Whistler Mountain Resort Limited Partnership................           77
         Intrawest/Lodestar Limited Partnership......................          100
         IW Resorts Limited Partnership..............................          100
         Mont Tremblant Resorts and Company, Limited Partnership.....          100
         Copper Mountain, Inc. ......................................          100
         Intrawest California Holdings, Inc. ........................          100
         Intrawest Golf Holdings, Inc. ..............................          100
         Intrawest Resort Ownership Corporation......................          100
         Intrawest Retail Group, Inc. ...............................          100
         Intrawest Sandestin Company, L.L.C. ........................          100
         Intrawest/Winter Park Holdings Corporation (note 3).........          100
         Mountain Creek Resort, Inc. ................................          100
         Mt. Tremblant Reservations Inc. ............................          100
         Playground Real Estate Inc. ................................          100
         Resort Reservations Network Inc. ...........................          100
         Snowshoe Mountain, Inc. ....................................          100
         Intrawest Golf Management (Canada) Ltd. ....................          100
         The Stratton Corporation....................................          100

                                                                       PERCENTAGE INTEREST
                                                                             HELD BY
         JOINT VENTURES AND NON-CONTROLLED PARTNERSHIPS (NOTE 14)        THE COMPANY (%)
         --------------------------------------------------------      -------------------
         Alpine Helicopters Ltd. ....................................           45
         Blue Mountain Resorts Limited...............................           50
         Blue River Land Company L.L.C. .............................           50
         Chateau M.T. Inc. ..........................................           50
         Intrawest/Brush Creek Development Company L.L.C. ...........           50
         Intrawest/Lodestar Golf Limited Partnership.................         73.7
         Keystone/Intrawest L.L.C. ..................................           50
         Mammoth Mountain Ski Area...................................         59.5
         Resort Ventures Limited Partnership.........................           50

      All significant intercompany balances and transactions have been eliminated.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (c)  ACCOUNTING FOR INVESTMENTS:

      The Company accounts for investments in which it is able to exercise significant influence in accordance with the equity method. Under the equity method, the original cost of the shares is adjusted for the Company's share of post-acquisition earnings or losses, less dividends.

    (d) USE OF ESTIMATES:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      The significant areas requiring management estimates include the estimates of future net cash flows from properties, useful lives for depreciation, the recoverability of amounts receivable, and the value of future income tax assets and liabilities.

    (e)  CASH EQUIVALENTS:

      The Company considers all highly liquid investments with terms to maturity of three months or less when acquired to be cash equivalents.

    (f)  PROPERTIES:

       (i)  Properties under development and held for sale:

         Properties under development and held for sale are recorded at the lower of cost and net realizable value. Cost includes all expenditures incurred in connection with the acquisition, development and construction of these properties. These expenditures consist of all direct costs, interest on specific debt, interest on that portion of total costs financed by the Company's pooled debt, and an allocation of indirect overhead. Incidental operations related specifically to properties under development are treated as an increase in or a reduction of costs.

         Effective July 1, 2002, the Company determined that it would no longer retain the commercial properties that it developed as long-term revenue-producing properties. Instead existing commercial properties would be sold and commercial properties developed in the future would be developed for the purpose of sale. Consequently from July 1, 2002, commercial properties are classified as properties under development and held for sale and net rental income before depreciation is capitalized to the cost of the property. Properties held for sale are not depreciated.

         Costs associated with the development of sales locations of the vacation ownership business, including operating and general and administrative costs incurred until a location is fully operational, are capitalized. The results of incidental operations related specifically to a location are treated as an increase in or a reduction of costs during the start-up period. These net costs are amortized on a straight-line basis over seven years.

         The Company defers costs directly relating to the acquisition of new properties and resorts which, in management's judgment, have a high probability of closing. If the acquisition is abandoned, any deferred costs are expensed immediately.

         The Company provides for write-downs where the carrying value of a particular property exceeds its net realizable value.

       (ii) Classification:

         Properties that are currently under development for sale and properties available for sale are classified as current assets. Related bank and other indebtedness is classified as a current liability.

    (g)  SKI AND RESORT OPERATIONS:

      The ski and resort operations assets are stated at cost less accumulated depreciation. Costs of ski lifts, area improvements and buildings are capitalized. Certain buildings, area improvements and equipment are located on leased or licensed land. Depreciation is provided over the estimated useful lives of each asset category using the declining balance method at annual rates as follows:

                                                                           (%)
                                                                       ------------
         Buildings...................................................    3.3 to 5.0
         Ski lifts...................................................    5.0 to 8.0
         Golf courses................................................    2.0 to 3.3
         Area improvements...........................................    2.0 to 3.3
         Automotive, helicopters and other equipment.................  10.0 to 50.0
         Leased vehicles.............................................  20.0 to 25.0

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

      Inventories are recorded at the lower of cost and net realizable value, and consist primarily of retail goods, food and beverage products, and mountain operating supplies.

    (h) ADMINISTRATIVE FURNITURE, COMPUTER EQUIPMENT, SOFTWARE AND LEASEHOLD
        IMPROVEMENTS:

      Administrative furniture, computer equipment and software are stated at cost less accumulated depreciation. Included in software costs are any direct costs incurred developing internal use software. Depreciation of administrative furniture is provided using the declining balance method at annual rates of between 20% and 30%. Depreciation of computer equipment and software is provided using the straight-line method at annual rates of between 10% and 33 1/3%.

      Leasehold improvements are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the lease term.

    (i)  DEFERRED FINANCING COSTS:

      Deferred financing costs consist of legal and other fees directly related to the debt financing of the Company's ski and resort operations. These costs are amortized to interest expense over the term of the related financing.

    (j)  GOODWILL AND INTANGIBLE ASSETS:

      Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Intangible assets with indefinite useful lives represent costs that have been allocated to brand names and trademarks. Effective July 1, 2002, the Company no longer amortizes goodwill and intangible assets with indefinite useful lives, but they are subject to impairment tests on at least an annual basis (see note 2(t)(i)) and additionally, whenever events and changes in circumstances suggest that the carrying amount may not be recoverable.

      Intangible assets with finite useful lives are costs that have been allocated to contracts and customer lists and are amortized on a straight-line basis over their estimated useful lives.

    (k) DEFERRED REVENUE:

      Deferred revenue mainly comprises real estate deposits, season pass revenue, club initiation deposits, government grants and the exchange gains arising on the translation of long-term monetary items that are denominated in foreign currencies (note 2(o)). Deferred revenue which relates to the sale of season passes is recognized throughout the season based on the number of skier visits. Deferred revenue which relates to club initiation deposits is recognized on a straight-line basis over the estimated membership terms. Deferred revenue which relates to government grants for ski and resort operations assets is recognized on the same basis as the related assets are amortized. Deferred revenue which relates to government grants for properties under development is recognized as the properties are sold.

    (l)  GOVERNMENT ASSISTANCE:

      The Company periodically applies for financial assistance under available government incentive programs. Non-repayable government assistance relating to capital expenditures is reflected as a reduction of the cost of such assets.

    (m) REVENUE RECOGNITION:

       (i) Ski and resort operations revenue is recognized as the service is provided. Commission revenues derived from airline ticket, hotel, car and cruise reservations are recognized when the customer first utilizes the service. Commission revenue is recorded at the net of the amount charged to the customer and the amount paid to the supplier.

       (ii) Revenue from the sale of properties is recorded when title to the completed unit is conveyed to the purchaser, the purchaser becomes entitled to occupancy and the purchaser has made a payment that is appropriate in the circumstances.

       (iii) Points revenue associated with membership in the vacation ownership business of Club Intrawest (which revenue is included in real estate sales) is recognized when the purchaser has paid the amount due on closing, all contract documentation has been executed and all other significant conditions of sale are met.

    (n) FUTURE INCOME TAXES:

      The Company follows the asset and liability method of accounting for income taxes. Under such method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

      Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

      a change in tax rates is recognized in income in the period that includes the substantive enactment date. To the extent that it is not considered to be more likely than not that a future income tax asset will be realized, a valuation allowance is provided.

    (o) FOREIGN CURRENCY TRANSLATION:

      These consolidated financial statements are presented in U.S. dollars. The majority of the Company's operations are located in the United States and are conducted in U.S. dollars. The Company's Canadian operations use the Canadian dollar as their functional currency. The Canadian entities' financial statements have been translated into U.S. dollars using the exchange rate in effect at the balance sheet date for asset and liability amounts and at the average rate for the period for amounts included in the determination of income.

      Cumulative unrealized gains or losses arising from the translation of the assets and liabilities of these operations into U.S. dollars are recorded as foreign currency translation adjustment, a separate component of shareholders' equity.

      Effective July 1, 2002, exchange gains or losses arising on the translation of long-term monetary items that are denominated in foreign currencies to the applicable currency of measurement are included in the determination of net income (note 2(t)(ii)). Previously these gains and losses were deferred and amortized on a straight-line basis over the remaining terms of the related monetary item except for gains or losses related to foreign currency denominated long-term obligations designated as hedges of investments in self-sustaining foreign operations.

      The actual exchange rates used for translation purposes were as follows:

                                                                        2003      2002
                                                                       ------    ------
         Canadian dollar to U.S. dollar exchange rates
           At June 30................................................  1.3475    1.5162
           Average during year.......................................  1.5112    1.5687

    (p) PER SHARE CALCULATIONS:

      Income per common share has been calculated using the weighted average number of common shares outstanding during the year. The dilutive effect of stock options is determined using the treasury stock method.

    (q) STOCK OPTIONS AND STOCK-BASED COMPENSATION:

      The Company has a stock option plan as described in note 12(c). Section 3870 of the CICA Accounting Handbook ("CICA 3870") requires a fair value-based method of accounting that is required for certain, but not all, stock-based transactions. CICA 3870 must be applied to all stock-based payments to non-employees, and to employee awards that are direct awards of shares, that call for settlement in cash or other assets, or are share appreciation rights that call for settlement by the issuance of equity instruments. As permitted by CICA 3870, the Company continues to account for employee stock option grants using the intrinsic value-based method under which no expense is recorded on grant and provides, on a pro forma basis, information as if a fair value methodology had been applied (note 12(h)). Accordingly, no compensation expense has been recognized for the periods presented. Any consideration paid on the exercise of options or purchase of shares is credited to capital stock.

    (r)  EMPLOYEE FUTURE BENEFITS:

      The Company accrues its obligations under employee benefit plans and the related costs as the underlying services are provided.

    (s)  COMPARATIVE FIGURES:

      Certain comparative figures for 2002 have been reclassified to conform with the financial statement presentation adopted in the current year.

    (t)  CHANGE IN ACCOUNTING POLICIES:

       (i)  On July 1, 2002, the Company adopted the new recommendations of section 3062, "Goodwill and Other Intangible Assets," of the CICA Handbook, without restatement of prior periods. Under the new recommendations, goodwill and intangible assets with indefinite lives are no longer amortized but are subject to impairment tests on at least an annual basis by comparing the related reporting unit's carrying value to its fair value. Any write-down resulting from impairment tests made under the new section at adoption effective July 1, 2002 must be recognized as a charge to retained earnings at that date. Any impairment of goodwill or other intangible assets identified subsequent to July 1, 2002 will be expensed as determined. Other intangible assets with finite lives will continue to be amortized over their useful lives and are also tested for impairment by comparing carrying values to net recoverable amounts.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

         At June 30, 2002, the net carrying value of goodwill was $15,985,000. Upon adoption of these recommendations, it was determined that $179,000 needed to be reclassified from goodwill to ski and resort operations assets, and $3,813,000 needed to be reclassified from goodwill to depreciable intangible assets under CICA recommendations on business combinations. The Company completed its impairment testing on the balance of goodwill and intangible assets with indefinite lives as at July 1, 2002. As a result of this testing, an impairment loss of $6,150,000 (being net of taxes of $5,843,000) was required and has been recognized as an adjustment to opening retained earnings.

         A reconciliation of previously reported net income and income per share (basic and diluted) to the amounts adjusted for the exclusion of goodwill amortization is as follows:

                                                                             2003       2002
                                                                            -------    -------
              Income as reported..........................................  $34,176    $58,480
              Goodwill amortization.......................................       --        743
                                                                            -------    -------
              Adjusted income.............................................  $34,176    $59,223
                                                                            =======    =======
              Income per share (basic):
                Income as reported........................................  $  0.73    $  1.33
                Goodwill amortization.....................................       --       0.01
                                                                            -------    -------
                Adjusted income per share.................................  $  0.73    $  1.34
                                                                            =======    =======
              Income per share (diluted):
                Income as reported........................................  $  0.73    $  1.31
                Goodwill amortization.....................................       --       0.02
                                                                            -------    -------
                Adjusted income per share.................................  $  0.73    $  1.33
                                                                            =======    =======

       (ii) On July 1, 2002, the Company retroactively adopted the new recommendations of section 1650, "Foreign Currency Translation," of the CICA Handbook which eliminated the requirement to defer and amortize unrealized translation gains and losses on long-term foreign currency denominated monetary items with a fixed or determinable life. Instead the exchange gains and losses on these items are included in the determination of income immediately. The adoption did not impact the financial position and results of operations of prior periods, or the results for the year ended June 30, 2003.

3.  ACQUISITIONS:

   On December 23, 2002, the Company assumed control of the assets and operations of Winter Park Resort, a major ski and resort operation in Colorado. For accounting purposes the assumption of control has been treated as a purchase of the resort. The fair value of the purchase price of the assets acquired was $47,204,000 of which $38,236,000 was assigned to ski and resort operations assets, $7,817,000 was assigned to real estate development properties and $1,151,000 was assigned to amounts receivable. The purchase was financed primarily through the issuance of a capital lease, the assumption of certain liabilities and the payment of $2,849,000 cash.

   During the year ended June 30, 2002, the Company acquired the assets and business of Big Island Country Club Limited Partnership, which operates a golf course on the island of Hawaii, for cash consideration of $8,876,000.

4.  DISCONTINUED OPERATIONS:

   For reporting purposes, the results of operations and cash flow from operating activities of the non-resort real estate business have been disclosed separately from those of continuing operations for the periods presented.

   The results of discontinued operations are as follows:

                                                                  2003      2002
                                                                  -----    ------
    Revenue.....................................................  $ 441    $1,128
                                                                  =====    ======
    Loss before current income taxes............................  $(578)   $ (104)
    Provision for current income taxes..........................     --        18
                                                                  -----    ------
    Loss from discontinued operations...........................  $(578)   $ (122)
                                                                  =====    ======

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

5.  SKI AND RESORT OPERATIONS:

                                                                                    2003
                                                                  ----------------------------------------
                                                                                ACCUMULATED        NET
                                                                     COST       DEPRECIATION    BOOK VALUE
                                                                  ----------    ------------    ----------
    Ski operations:
      Land......................................................  $   58,679      $     --       $ 58,679
      Buildings.................................................     300,351        59,124        241,227
      Ski lifts and area improvements...........................     443,889       140,260        303,629
      Automotive, helicopters and other equipment...............     134,654        81,001         53,653
      Leased vehicles...........................................       4,903         2,814          2,089
                                                                  ----------      --------       --------
                                                                     942,476       283,199        659,277
                                                                  ----------      --------       --------
    Resort operations:
      Land......................................................      23,187            --         23,187
      Buildings.................................................      68,178         7,486         60,692
      Golf courses..............................................     124,919        21,173        103,746
      Area improvements.........................................      95,256        23,431         71,825
                                                                  ----------      --------       --------
                                                                     311,540        52,090        259,450
                                                                  ----------      --------       --------
                                                                  $1,254,016      $335,289       $918,727
                                                                  ==========      ========       ========

                                                                                    2002
                                                                  ----------------------------------------
                                                                                ACCUMULATED        NET
                                                                     COST       DEPRECIATION    BOOK VALUE
                                                                  ----------    ------------    ----------
    Ski operations:
      Land......................................................  $   52,490      $     --       $ 52,490
      Buildings.................................................     248,731        47,556        201,175
      Ski lifts and area improvements...........................     411,352       118,993        292,359
      Automotive, helicopters and other equipment...............     120,681        70,499         50,182
      Leased vehicles...........................................       4,614         2,311          2,303
                                                                  ----------      --------       --------
                                                                     837,868       239,359        598,509
                                                                  ----------      --------       --------
    Resort operations:
      Land......................................................      21,925            --         21,925
      Buildings.................................................      58,219         8,937         49,282
      Golf courses..............................................     120,145        16,444        103,701
      Area improvements.........................................      87,446        19,022         68,424
                                                                  ----------      --------       --------
                                                                     287,735        44,403        243,332
                                                                  ----------      --------       --------
                                                                  $1,125,603      $283,762       $841,841
                                                                  ==========      ========       ========

   The ski and resort operations have been pledged as security for certain of the Company's bank and other indebtedness (note 9).

6.  PROPERTIES:

    Summary of properties:

                                                                     2003         2002
                                                                  ----------    --------
    Properties under development and held for sale..............  $1,067,297    $797,603
    Revenue-producing properties................................          --      70,187
                                                                  ----------    --------
                                                                  $1,067,297    $867,790
                                                                  ==========    ========

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    Properties are classified for balance sheet purposes as follows:

                                                                     2003         2002
                                                                  ----------    --------
    Current Assets:
      Resort....................................................  $  662,197    $399,572
    Long-term Assets:
      Resort....................................................     405,100     461,893
      Discontinued operations...................................          --       6,325
                                                                  ----------    --------
                                                                  $1,067,297    $867,790
                                                                  ==========    ========

    Cumulative costs capitalized to the carrying value of properties under development and held for sale are as follows:

                                                                     2003         2002
                                                                  ----------    --------
    Land and land development costs.............................  $  205,709    $187,269
    Building development costs..................................     704,396     478,175
    Interest....................................................     103,154      80,082
    Administrative..............................................      54,038      52,077
                                                                  ----------    --------
                                                                  $1,067,297    $797,603
                                                                  ==========    ========

    During the year ended June 30, 2003, the Company capitalized interest of $55,525,000 (2002 -- $38,850,000) (note 16).

    Properties have been pledged as security for certain of the Company's bank and other indebtedness (note 9).

    Breakdown of revenue-producing properties:

                                                                                  2002
                                                                  -------------------------------------
                                                                             ACCUMULATED        NET
                                                                   COST      DEPRECIATION    BOOK VALUE
                                                                  -------    ------------    ----------
    Revenue-producing properties:
      Land......................................................  $ 8,217      $    --        $ 8,217
      Buildings.................................................   68,298       11,340         56,958
      Leasehold improvements and equipment......................    6,472        1,460          5,012
                                                                  -------      -------        -------
                                                                  $82,987      $12,800        $70,187
                                                                  =======      =======        =======

7.  AMOUNTS RECEIVABLE:

                                                                    2003        2002
                                                                  --------    --------
    Receivables from sales of real estate.......................  $ 54,576    $ 59,679
    Ski and resort operations trade receivables.................    34,427      23,053
    Loans, mortgages and notes receivable (note 20).............    89,189      73,408
    Funded senior employee share purchase plans (note 12(f))....     4,445       4,475
    Other accounts receivable...................................    20,930      14,067
                                                                  --------    --------
                                                                   203,567     174,682
    Current portion.............................................   126,725     109,948
                                                                  --------    --------
                                                                  $ 76,842    $ 64,734
                                                                  ========    ========

    Amounts receivable from sales of real estate primarily comprise sales proceeds held in trust which are generally paid out to the Company or to construction lenders within 60 days.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    Total payments due on amounts receivable are approximately as follows:

    Year ending June 30, 2004...................................    $126,725
                      2005......................................      19,129
                      2006......................................       4,037
                      2007......................................       3,310
                      2008......................................       1,996
          Subsequent to 2008....................................      48,370
                                                                    --------
                                                                    $203,567
                                                                    ========

    The loans, mortgages and notes receivable bear interest at both fixed and floating rates which averaged 10.71% per annum as at June 30, 2003 (2002 -- 10.91%). Certain of these amounts have been pledged as security for the Company's bank and other indebtedness (note 9).

8.  OTHER ASSETS:

    (a)  CURRENT:

                                                                         2003       2002
                                                                       --------    -------
         Ski and resort operations inventories.......................  $ 34,640    $30,054
         Restricted cash deposits....................................    57,087     34,502
         Prepaid expenses and other..................................    31,883     23,506
                                                                       --------    -------
                                                                       $123,610    $88,062
                                                                       ========    =======

    (b) LONG-TERM:

                                                                        2003       2002
                                                                       -------    -------
         Investment in Compagnie des Alpes...........................  $12,257    $36,142
         Deferred financing and other costs..........................   20,053     16,481
         Administrative furniture, computer equipment, software and leasehold improvements, net of accumulated depreciation of
           $19,644,000 (2002 -- $15,769,000).........................   23,856     33,614
         Other.......................................................    8,904      8,095
                                                                       -------    -------
                                                                       $65,070    $94,332
                                                                       =======    =======

    In July 2002 the Company sold 55% of its investment in Compagnie des Alpes ("CDA") for proceeds which approximated its carrying value. As a result, the Company changed from the equity to the cost method of accounting for its investment at the beginning of the current fiscal year. During July 2003 the Company sold its remaining interest in CDA for proceeds which approximated its carrying value.

    During the year ended June 30, 2003, the Company decided to standardize certain information technology systems across its resorts in order to improve efficiencies and eliminate costs. In addition, the Company reorganized its central reservations business and assessed the value of the assets of that business. As a result, the Company wrote down the value of information technology assets by $12,270,000.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

9.  BANK AND OTHER INDEBTEDNESS:

    The Company has obtained financing for its ski and resort operations and properties from various financial institutions by pledging individual assets as security for such financing. Security for general corporate debt is provided by general security which includes a floating charge on the Company's assets and undertakings, fixed charges on real estate properties, and assignment of mortgages and notes receivable. The following table summarizes the primary security provided by the Company, where appropriate, and indicates the applicable type of financing, maturity dates and the weighted average interest rate at June 30, 2003:

                                                                                   WEIGHTED
                                                                   MATURITY         AVERAGE
                                                                     DATES       INTEREST RATE       2003          2002
                                                                  -----------    -------------    ----------    ----------
    Ski and resort operations:
      Mortgages and bank loans..................................  Demand-2017        3.68%        $   62,432    $  124,578
      Obligations under capital leases..........................    2004-2052        9.09%            45,070         3,869
                                                                                                  ----------    ----------
                                                                                                     107,502       128,447
                                                                                                  ----------    ----------
    Properties:
      Interim financing on properties under development and held
        for sale................................................    2004-2017        5.71%           264,032       141,337
      Resort club notes receivable credit facilities............         2006        5.21%            28,121        27,436
      Mortgages on revenue-producing properties.................    2004-2011          nil                --        12,485
                                                                                                  ----------    ----------
                                                                                                     292,153       181,258
                                                                                                  ----------    ----------
    General corporate debt......................................    2004-2005        5.63%           240,243       184,000
    Unsecured debentures........................................    2004-2010       10.20%           621,021       562,214
                                                                                                  ----------    ----------
                                                                                     7.91%         1,260,919     1,055,919
    Current portion.............................................                                     287,176       282,047
                                                                                                  ----------    ----------
                                                                                                  $  973,743    $  773,872
                                                                                                  ==========    ==========

    Principal repayments and the components related to either floating or fixed interest rate indebtedness are as follows:

                                                                     INTEREST RATES
                                                                  --------------------      TOTAL
                                                                  FLOATING     FIXED      REPAYMENTS
                                                                  --------    --------    ----------
    Year ending June 30, 2004...................................  $252,630    $ 34,546    $  287,176
                      2005......................................   267,620      10,680       278,300
                      2006......................................    19,257      12,836        32,093
                      2007......................................        80       2,942         3,022
                      2008......................................     1,278         653         1,931
          Subsequent to 2008....................................     5,231     653,166       658,397
                                                                  --------    --------    ----------
                                                                  $546,096    $714,823    $1,260,919
                                                                  ========    ========    ==========

    The Company has entered into a swap agreement to fix the interest rate on a portion of its floating rate debt. The Company had $14,126,000 (2002 -- $16,000,000) of bank loans swapped against debt with a fixed interest rate ranging from 4.70% to 5.58% (2002 -- 4.70% to 5.58%) per annum.

    Bank and other indebtedness includes indebtedness in the amount of $306,458,000 (2002 -- $263,691,000) which is repayable in Canadian dollars of $412,952,000 (2002 -- $399,808,000).

    The Company is subject to certain covenants in respect of some of the bank and other indebtedness which require the Company to maintain certain financial ratios. The Company is in compliance with these covenants at June 30, 2003.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

10. DEFERRED REVENUE:

                                                                    2003        2002
                                                                  --------    --------
    Deposits on real estate sales...............................  $109,075    $ 76,239
    Government assistance (note 11).............................    10,992       7,901
    Club initiation deposits....................................    24,845      13,431
    Season pass revenue.........................................    14,989      13,883
    Other deferred amounts......................................    18,586      11,099
                                                                  --------    --------
                                                                   178,487     122,553
    Current portion.............................................   134,878      99,484
                                                                  --------    --------
                                                                  $ 43,609    $ 23,069
                                                                  ========    ========

11. GOVERNMENT ASSISTANCE:

    The federal government of Canada and the Province of Quebec have granted financial assistance to the Company in the form of interest-free loans and forgivable grants for the construction of specified four-season tourist facilities at Mont Tremblant. Loans totaling $10,464,000 (Cdn.$14,100,000) (2002 -- $9,300,000; Cdn.$14,100,000) have been advanced and are repayable over 17 years starting in 2000. The grants, which will total $43,052,000 (Cdn.$58,013,000) (2002 -- $38,318,000; Cdn.$58,013,000) when they are fully advanced, amounted to $31,400,000 (Cdn.$42,312,000) at June 30, 2003 (2002
    -- $24,518,000; Cdn.$37,174,000). During the year ended June 30, 2003, grants received of $3,812,000 (Cdn.$5,138,000) (2002 -- $3,513,000;
    Cdn.$5,326,000) were credited as follows: $1,138,000 (2002 -- $1,010,000) to ski and resort operations assets, $573,000 (2002 -- $1,461,000) to properties and $2,101,000 (2002 -- $1,042,000) to deferred government assistance.

12. CAPITAL STOCK:

    (a)  SHARE CAPITAL REORGANIZATION:

       Effective March 14, 1997, the Company completed a reorganization of its share capital designed to separate the remaining non-resort real estate assets from the rest of the Company's business. Under the reorganization, each existing common share was exchanged for one new common share and one non-resort preferred ("NRP") share. The new common shares have the same attributes as the old common shares.

       On December 18, 2002, the Company redeemed all of the remaining NRP shares at a price of Cdn.$2.02 per share for a total of $6,697,000. As a result, the carrying value of the NRP shares was reduced to zero and contributed surplus was increased by $2,661,000 representing the difference between the redemption price and the assigned value of the NRP shares less the foreign currency translation adjustment related to the NRP shares.

    (b) CAPITAL STOCK:

       The Company's capital stock comprises the following:

                                                                         2003        2002
                                                                       --------    --------
         Common shares...............................................  $458,081    $453,299
         NRP shares..................................................        --      13,600
         Contributed surplus (note 12(a))............................     2,661          --
                                                                       --------    --------
                                                                       $460,742    $466,899
                                                                       ========    ========

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       (i)  Common shares:

         Authorized: an unlimited number without par value
         Issued:

                                                                                    2003                      2002
                                                                           ----------------------    ----------------------
                                                                           NUMBER OF                 NUMBER OF
                                                                             COMMON                    COMMON
                                                                             SHARES       AMOUNT       SHARES       AMOUNT
                                                                           ----------    --------    ----------    --------
              Balance, beginning of year.................................  47,255,062    $453,299    44,026,394    $400,262
              Issued for cash under stock option plan....................    305,000        2,685      270,850        1,893
              Amortization of benefit plan, net(g).......................         --        2,097           --           --
              Purchased for benefit plan(g)..............................         --           --     (292,182)      (4,807)
              Issued for cash, net of issuance costs.....................         --           --    3,250,000       55,951
                                                                           ----------    --------    ----------    --------
              Balance, end of year.......................................  47,560,062    $458,081    47,255,062    $453,299
                                                                           ==========    ========    ==========    ========

       (ii) NRP shares:

         Authorized: 50,000,000 without par value
         Issued:

                                                                                    2003                     2002
                                                                            ---------------------    --------------------
                                                                            NUMBER OF                NUMBER OF
                                                                               NRP                      NRP
                                                                              SHARES      AMOUNT      SHARES      AMOUNT
                                                                            ----------    -------    ---------    -------
              Balance, beginning of year..................................  5,163,436     $13,600    5,513,936    $13,958
              Redemption..................................................  (5,163,436)   (6,697)          --          --
              Transferred to contributed surplus..........................         --     (2,661)          --          --
              Foreign currency adjustment.................................         --     (4,242)          --          --
              Purchased for cancellation..................................         --         --     (350,500)       (358)
                                                                            ----------    -------    ---------    -------
              Balance, end of year........................................         --     $   --     5,163,436    $13,600
                                                                            ==========    =======    =========    =======

       (iii) Preferred shares:

         Authorized: an unlimited number without par value
         Issued: nil

    (c)  STOCK OPTIONS:

       The Company has a stock option plan which provides for grants to officers and employees of the Company and its subsidiaries of options to purchase common shares of the Company. Options granted under the stock option plan are exercisable in Canadian dollars and may not be exercised except in accordance with such limitations as the Human Resources Committee of the Board of Directors of the Company may determine.

       The following table summarizes the status of options outstanding under the Plan:

                                                                              2003                         2002
                                                                    -------------------------    -------------------------
                                                                                     WEIGHTED                     WEIGHTED
                                                                    SHARE OPTIONS    AVERAGE     SHARE OPTIONS    AVERAGE
                                                                     OUTSTANDING      PRICE       OUTSTANDING      PRICE
                                                                    -------------    --------    -------------    --------
         Outstanding, beginning of year..........................     3,697,900       $16.04       3,322,500       $15.24
         Granted.................................................       445,000        15.89         711,800        16.17
         Exercised...............................................      (305,000)        9.41        (270,850)        6.99
         Forfeited...............................................       (34,000)       18.03         (65,550)       17.87
                                                                      ---------       ------       ---------       ------
         Outstanding, end of year................................     3,803,900       $18.68       3,697,900       $16.04
                                                                      =========       ======       =========       ======
         Exercisable, end of year................................     1,867,310       $18.20       1,753,950       $14.70
                                                                      =========       ======       =========       ======

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       The following table provides details of options outstanding at June 30, 2003:

                                                                          WEIGHTED
                                                          NUMBER        AVERAGE LIFE    WEIGHTED       NUMBER        WEIGHTED
         RANGE OF                                       OUTSTANDING      REMAINING      AVERAGE      EXERCISABLE     AVERAGE
         EXERCISE PRICES                               JUNE 30, 2003      (YEARS)        PRICE      JUNE 30, 2003     PRICE
         ---------------                               -------------    ------------    --------    -------------    --------
         $8.56-$10.74................................      134,100          1.8          $10.17         134,100       $10.17
         $11.67-$17.07...............................      233,500          4.4           14.74         205,500        15.02
         $17.66-$21.56...............................    3,436,300          6.8           19.28       1,527,710        19.19
                                                         ---------          ---          ------       ---------       ------
                                                         3,803,900          6.4          $18.68       1,867,310       $18.20
                                                         =========          ===          ======       =========       ======

    (d) EMPLOYEE SHARE PURCHASE PLAN:

       The employee share purchase plan permits certain full-time employees of the Company and its subsidiaries and limited partnerships to purchase common shares through payroll deductions. The Company contributes $1 for every $3 contributed by an employee. To June 30, 2003, a total of 65,809 (2002 -- 65,809) common shares have been issued from treasury under this plan. A further 100,000 common shares have been authorized and reserved for issuance under this plan.

    (e)  DEFERRED SHARE UNIT PLAN:

       The company has a key executive Deferred Share Unit Plan (the "DSU Plan") that allows each executive officer to elect to receive all or any portion of his annual incentive award as deferred share units. A DSU is equal in value to one common share of the Company. The units are determined by dividing the dollar amount elected by the average closing price of the common shares on the Toronto Stock Exchange for the five trading days preceding the date that the annual incentive award becomes payable. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on Intrawest common shares. DSUs mature upon the termination of employment, whereupon an executive is entitled to receive the fair market value of the equivalent number of common shares, net of withholdings, in cash.

       The Company records the cost of the DSU plan as compensation expense. As at June 30, 2003, 74,381 units were outstanding at a value of $981,000 (2002 -- 49,351 units at a value of $827,000).

    (f)  FUNDED SENIOR EMPLOYEE SHARE PURCHASE PLANS:

       The Company has two funded senior employee share purchase plans which provide for loans to be made to designated eligible employees to be used for the purchase of common shares. At June 30, 2003, loans to employees under the funded senior employee share purchase plans amounted to $4,445,000 with respect to 247,239 common shares (2002 -- $4,475,000 with respect to 374,387 common shares and 26,939 NRP shares). The loans, which are included in amounts receivable, are non-interest bearing, secured by a promissory note and a pledge of the shares ($3,259,000 market value at June 30, 2003) and mature by 2012. A further 96,400 common shares have been authorized and reserved for issuance under one of the plans.

    (g)  KEY EXECUTIVE EMPLOYEE BENEFIT PLAN:

       The Company has a key executive employee benefit plan which permits the Company to grant awards of common shares purchased in the open market to executive officers. To June 30, 2003, a total of 292,182 (2002 -- 292,192) common shares were purchased under this plan. The common shares vest to the employees in part over time and the balance on the attainment of certain future earnings levels. The value of the shares amortized to income during the year ended June 30, 2003 was $2,097,000. None of the shares were vested as at June 30, 2003.

    (h) STOCK COMPENSATION:

       Had compensation expense for stock options granted subsequent to June 30, 2001 been determined by a fair value method using the Black-Scholes option pricing model at the date of the grant, the following weighted average assumptions would have been used for options granted in the current period:

                                                                       2003    2002
                                                                       ----    ----
         Dividend yield (%)..........................................   0.9     0.6
         Risk-free interest rate (%).................................  3.11    4.38
         Expected option life (years)................................     7       7
         Expected volatility (%).....................................    36      55

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       Using the above assumptions, the Company's net income for the year ended June 30, 2003 would have been reduced to the pro forma amount indicated below:

                                                                        2003       2002
                                                                       -------    -------
         Net income, as reported.....................................  $34,176    $58,480
         Estimated fair value of option grants.......................   (1,909)      (649)
                                                                       -------    -------
         Net income, pro forma.......................................  $32,267    $57,831
                                                                       =======    =======
         Pro forma income per common share from continuing
           operations:
           Basic.....................................................  $  0.69    $  1.31
           Diluted...................................................     0.69       1.29

       The estimated fair value of option grants excludes the effect of those granted before July 1, 2001. The fair value of options granted during the year ended June 30, 2003 was $6.35 per option (2002 -- $9.15) on the grant date on a weighted average basis.

    (i)  PER SHARE INFORMATION:

       The reconciliation of the net income and weighted average number of common shares used to calculate basic and diluted income per common share is as follows:

                                                                               2003                    2002
                                                                       --------------------    --------------------
                                                                       NET INCOME    SHARES    NET INCOME    SHARES
                                                                       ----------    ------    ----------    ------
                                                                                     (000)                   (000)
         Basic income per common share:
           Income from continuing operations.........................   $34,754      47,364     $58,602      44,206
           Dilutive effect of stock options..........................        --         226          --         489
                                                                        -------      ------     -------      ------
         Diluted income per common share.............................   $34,754      47,590     $58,602      44,695
                                                                        =======      ======     =======      ======

       Options aggregating 3,675,300 (2002 -- 2,399,800) have not been included in the computation of diluted income per common share as they were anti-dilutive.

13. INCOME TAXES:

    (a)  THE PROVISION FOR INCOME TAXES FROM CONTINUING OPERATIONS IS AS
         FOLLOWS:

                                                                        2003       2002
                                                                       -------    -------
         Current.....................................................  $10,157    $12,422
         Future......................................................   (3,914)    (2,873)
                                                                       -------    -------
                                                                       $ 6,243    $ 9,549
                                                                       =======    =======

       The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

                                                                         2003        2002
                                                                       --------    --------
         Statutory rate (%)..........................................      38.0        41.2
                                                                       --------    --------
         Income tax charge at statutory rate.........................  $ 19,683    $ 32,888
         Non-deductible expenses and amortization....................       326          53
         Large corporations tax......................................     2,574       1,159
         Taxes related to non-controlling interest share of
           earnings..................................................    (4,284)     (4,804)
         Reduction for enacted changes in tax laws and rates.........        --      (2,434)
         Taxes related to equity accounted investment................        --      (1,605)
         Foreign taxes less than statutory rate......................   (13,182)    (15,589)
         Other.......................................................     1,126        (101)
                                                                       --------    --------
                                                                          6,243       9,567
         Current income taxes related to discontinued operations.....        --          18
                                                                       --------    --------
         Provision for income taxes..................................  $  6,243    $  9,549
                                                                       ========    ========

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (b) The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

                                                                         2003        2002
                                                                       --------    --------
         Future tax assets:
           Non-capital loss carryforwards............................  $ 35,823    $ 27,068
           Differences in working capital deductions for tax and
             accounting purposes.....................................     5,465       4,004
           Other.....................................................     3,861         727
                                                                       --------    --------
         Total gross future tax assets...............................    45,149      31,799
         Valuation allowance.........................................   (17,559)    (16,206)
                                                                       --------    --------
         Net future tax assets.......................................    27,590      15,593
                                                                       --------    --------
         Future tax liabilities:
           Differences in net book value and undepreciated capital
             cost of ski and
             resort assets and properties............................    81,824      80,021
           Differences in book value and tax basis of bank and other
             indebtedness............................................    28,844       3,879
           Other.....................................................     1,289          --
                                                                       --------    --------
         Total gross future tax liabilities..........................   111,957      83,900
                                                                       --------    --------
         Net future tax liabilities..................................  $ 84,367    $ 68,307
                                                                       ========    ========

       Net future tax liabilities are classified for balance sheet purposes as follows:

                                                                        2003       2002
                                                                       -------    -------
         Current assets:
           Future income taxes.......................................  $10,619    $ 7,536
         Long-term liabilities:
           Future income taxes.......................................   94,986     75,843
                                                                       -------    -------
                                                                       $84,367    $68,307
                                                                       =======    =======

    (c) At June 30, 2003, the Company has non-capital loss carryforwards for income tax purposes of approximately $117,200,000 (2002 -- $101,960,000) that are available to offset future taxable income through 2023.

14. JOINT VENTURES:

    The following amounts represent the Company's proportionate interest in joint ventures and non-controlled partnerships (note 2(b)):

                                                                    2003        2002
                                                                  --------    --------
    Properties, current.........................................  $ 53,993    $ 42,178
    Other current assets........................................    20,888      21,717
                                                                  --------    --------
                                                                    74,881      63,895
    Current liabilities.........................................   (59,629)    (49,487)
                                                                  --------    --------
    Working capital.............................................    15,252      14,408
    Ski and resort operations...................................   161,609     155,964
    Properties, non-current.....................................    79,032      58,713
    Bank and other indebtedness, non-current....................   (32,213)    (40,376)
    Other, net..................................................   (14,856)    (14,924)
                                                                  --------    --------
                                                                  $208,824    $173,785
                                                                  ========    ========

                                                                    2003        2002
                                                                  --------    --------
    Revenue.....................................................  $128,286    $131,122
    Expenses....................................................   122,272     119,960
                                                                  --------    --------
    Income from continuing operations before income taxes.......     6,014      11,162
    Results of discontinued operations..........................       419         385
                                                                  --------    --------
                                                                  $  6,433    $ 11,547
                                                                  ========    ========

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

                                                                    2003        2002
                                                                  --------    --------
    Cash provided by (used in):
      Operations................................................  $ (5,309)   $ 29,206
      Financing.................................................    30,544     (15,267)
      Investments...............................................   (25,003)    (20,425)
                                                                  --------    --------
    Increase (decrease) in cash and cash equivalents............  $    232    $ (6,486)
                                                                  ========    ========

    Due to joint venture partners is the amount payable to the Company's joint venture partners on various properties for costs they have incurred on the Company's behalf. Payments to the joint venture partners are governed by the terms of the respective joint venture agreement.

15. CONTINGENCIES AND COMMITMENTS:

    (a) The Company holds licenses and land leases with respect to certain of its ski operations. These leases expire at various times between 2032 and 2051 and provide for annual payments generally in the range of 2% of defined gross revenues.

    (b) The Company has estimated costs to complete ski and resort operations assets and properties currently under construction and held for sale amounting to $379,019,000 at June 30, 2003 (2002 -- $397,642,000). These
        costs are substantially covered by existing financing commitments.

    (c) In addition to the leases described in (a) above, the Company has entered into other operating lease commitments, payable as follows:

         Year ending June 30, 2004...................................  $ 10,478
                           2005......................................     9,919
                           2006......................................     8,987
                           2007......................................     7,605
                           2008......................................     7,024
               Subsequent to 2008....................................    65,785
                                                                       --------
                                                                       $109,798
                                                                       ========

    (d) The Company is contingently liable for the obligations of certain joint ventures and partnerships. The assets of these joint ventures and partnerships, which in all cases exceed the obligations, are available to satisfy such obligations.

    (e) The Company and its subsidiaries are involved in several lawsuits arising from the ordinary course of business. Although the outcome of such matters cannot be predicted with certainty, management does not consider the Company's exposure to lawsuits to be material to these consolidated financial statements.

    (f) Canada Customs and Revenue Agency ("CCRA") has proposed certain adjustments to reduce the amount of capital cost allowance and non-capital losses claimed by the Company. No notice of reassessment has been issued. The Company has made submissions with respect to these proposals and intends to contest any adjustments, if made. The Company believes that it is unlikely that CCRA would be successful with the proposed challenge. Whether CCRA will ultimately proceed with such proposals, and the outcome of the issues under review if the proposals proceed, cannot be determined at this time. If all of the issues raised by CCRA in the proposals were reassessed as proposed, the Company would be required to pay total cash taxes of approximately $7,500,000 plus interest of approximately $5,000,000. For accounting purposes, the effect of any reassessment would be charged to income in the year the outcome of the proposals is determined.

16. INTEREST EXPENSE:

                                                                    2003       2002
                                                                  --------    -------
    Total interest incurred.....................................  $102,926    $83,439
    Less:
      Interest capitalized to ski and resort operations
        assets..................................................       192      1,353
      Interest capitalized to properties, net of capitalized
        interest included in real estate cost of sales of
        $14,872,000 (2002 -- $13,314,000).......................    40,653     25,536
                                                                  --------    -------
                                                                  $ 62,081    $56,550
                                                                  ========    =======

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    Interest was charged to income as follows:

                                                                   2003       2002
                                                                  -------    -------
    Real estate costs...........................................  $14,872    $13,314
    Interest expense............................................   47,142     43,072
    Discontinued operations.....................................       67        164
                                                                  -------    -------
                                                                  $62,081    $56,550
                                                                  =======    =======

    Real estate cost of sales also include $17,581,000 (2002 -- $14,525,000) of interest incurred in prior years.

    Interest incurred and interest expense include commitment and other financing fees and amortization of deferred financing costs.

17. FINANCIAL INSTRUMENTS:

    (a)  FAIR VALUE:

       The Company has various financial instruments including cash and cash equivalents, amounts receivable, certain amounts payable and accrued liabilities. Due to their short-term maturity or, in the case of amounts receivable, their market comparable interest rates, the instruments' book value approximates their fair value. Debt and interest swap agreements are also financial instruments. The fair value of the Company's long-term debt including interest swap agreements, calculated using current rates offered to the Company for debt at the same remaining maturities, is not materially different from amounts included in the consolidated balance sheets.

    (b) INTEREST RATE RISK:

       As described in note 9, $546,096,000 of the Company's debt instruments bear interest at floating rates. Fluctuations in these rates will impact the cost of financing incurred in the future.

    (c)  CREDIT RISK:

       The Company's products and services are purchased by a wide range of customers in different regions of North America and elsewhere. Due to the nature of its operations, the Company has no concentrations of credit risk.

18. PENSION PLANS:

    The Company has two non-contributory defined benefit pension plans, one registered and the other non-registered, covering certain of its senior executives. The number of senior executives included in the plan increased from five to 15 in 2002. The Company partially funded the accrued benefit obligation until December 2001. The estimated market value of the plans' assets (i.e., the funded amount) was $3,252,000 at June 30, 2003 (2002 -- $2,857,000). A substantial portion of the unfunded benefit obligation, the estimated present value of which was $15,479,000 at June 30, 2003 (2002 -- $10,783,000), has been secured by a letter of credit. This obligation is being expensed over a period of 13 years.

    In addition to the plans mentioned above, one of the Company's subsidiaries has two defined benefit pension plans covering certain employees. The estimated market value of the plans' assets was $5,989,000 and the estimated present value of the unfunded benefit obligation was $2,229,000 at June 30, 2003. The obligation is being expensed over a period of 10 years.

    For the year ended June 30, 2003, the Company charged to operations pension costs of $1,992,000 (2002 -- $1,070,000).

19. SEGMENTED INFORMATION:

    The Company has four reportable segments: mountain resort operations, warm-weather resort operations, real estate operations, and corporate and all other. The mountain resort segment includes all of the Company's mountain resorts and associated activities. The warm-weather segment includes Sandestin and all of the Company's stand-alone golf courses. The real estate segment includes all of the Company's real estate activities.

    The Company evaluates performance based on profit or loss from operations before interest, depreciation and amortization, and income taxes. Intersegment sales and transfers are accounted for as if the sales or transfers were to third parties.

    The Company's reportable segments are strategic business units that offer distinct products and services, and that have their own identifiable marketing strategies. Each of the reportable segments has senior executives responsible for the performance of the segment.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    The following table presents the Company's results from continuing operations by reportable segment:

                                                                     2003          2002
                                                                  ----------    ----------
    Segment revenue:
      Mountain resort...........................................  $  506,483    $  424,835
      Warm-weather resort.......................................      65,044        60,307
      Real estate...............................................     512,695       495,813
      Corporate and all other...................................       2,417         5,016
                                                                  ----------    ----------
                                                                  $1,086,639    $  985,971
                                                                  ==========    ==========

                                                                     2003          2002
                                                                  ----------    ----------
    Segment operating profit:
      Mountain resort...........................................  $  109,197    $   98,935
      Warm-weather resort.......................................       7,469         8,406
      Real estate...............................................      75,005        88,150
      Corporate and all other...................................       2,417         5,016
                                                                  ----------    ----------
                                                                     194,088       200,507
    Less:
      Interest..................................................      47,142        43,072
      Depreciation and amortization.............................      67,516        65,434
      Corporate general and administrative......................      14,889        12,175
      Write-down of technology assets...........................      12,270            --
                                                                  ----------    ----------
                                                                     141,817       120,681
                                                                  ----------    ----------
    Income before income taxes, non-controlling interest and
      discontinued operations...................................  $   52,271    $   79,826
                                                                  ==========    ==========

                                                                     2003          2002
                                                                  ----------    ----------
    Segment assets:
      Mountain resort...........................................  $  978,719    $  912,642
      Warm-weather resort.......................................     145,361       151,924
      Real estate...............................................   1,311,079     1,032,296
      Corporate and all other...................................      80,563        60,720
      Discontinued operations...................................          --         9,335
                                                                  ----------    ----------
                                                                  $2,515,722    $2,166,917
                                                                  ==========    ==========

                                                                     2003          2002
                                                                  ----------    ----------
    Capital expenditures:
      Mountain resort...........................................  $   59,674    $   81,658
      Warm-weather resort.......................................       4,872         9,832
      Corporate and all other...................................       5,025        10,237
                                                                  ----------    ----------
                                                                  $   69,571    $  101,727
                                                                  ==========    ==========

    GEOGRAPHIC INFORMATION:

                                                                     2003          2002
                                                                  ----------    ----------
    Revenue:
      Canada....................................................  $  474,865    $  424,764
      United States.............................................     611,774       561,207
                                                                  ----------    ----------
                                                                  $1,086,639    $  985,971
                                                                  ==========    ==========

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

                                                                     2003          2002
                                                                  ----------    ----------
    Segment operating profit:
      Canada....................................................  $  102,871    $  121,707
      United States.............................................      91,217        78,800
                                                                  ----------    ----------
                                                                  $  194,088    $  200,507
                                                                  ==========    ==========

                                                                     2003          2002
                                                                  ----------    ----------
    Identifiable assets:
      Canada....................................................  $  886,978    $  753,885
      United States.............................................   1,628,744     1,403,697
      Discontinued operations...................................          --         9,335
                                                                  ----------    ----------
                                                                  $2,515,722    $2,166,917
                                                                  ==========    ==========

20. RELATED PARTY TRANSACTIONS:

    During the year ended June 30, 2002, $3,991,000 was repaid to the Company by a partnership, one of whose partners was a corporation controlled by an officer and a director of the Company.

21. CASH FLOW INFORMATION:

    The changes in non-cash operating working capital balance consist of the following:

                                                                    2003        2002
                                                                  --------    --------
    Cash provided by (used in):
      Amounts receivable........................................  $(17,208)   $(29,720)
      Other assets..............................................   (17,557)     20,819
      Amounts payable...........................................    14,866      48,676
      Due to joint venture partners.............................     1,425      (4,788)
      Deferred revenue..........................................    45,064      14,204
                                                                  --------    --------
                                                                  $ 26,590    $ 49,191
                                                                  ========    ========
    Supplemental information:
      Interest paid related to interest charged to income.......  $ 62,091    $ 56,550
      Income, franchise and withholding taxes paid..............    11,067      11,596
    Non-cash investing activities:
      Notes received on asset disposals.........................     2,226       6,902
      Bank and other indebtedness incurred on acquisition.......    35,172          --

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

22. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
    PRINCIPLES:

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States and the rules and regulations promulgated by the Securities and Exchange Commission ("SEC") except as summarized below:

                                                                    2003        2002
                                                                  --------    --------
    Income from continuing operations in accordance with
      Canadian GAAP.............................................  $ 34,754    $ 58,602
    Effects of differences in accounting for:
      Depreciation and amortization pursuant to SFAS 109 (d)....      (690)     (1,870)
      Real estate revenue recognition (i).......................    (8,931)      4,089
      Start-up costs (j)........................................     3,101      (4,772)
      Tax effect of differences.................................     2,478         562
      Foreign exchange pursuant to SFAS 52 (g)..................        --         (14)
    Results of discontinued operations..........................      (578)       (122)
                                                                  --------    --------
    Income before cumulative effect of change in accounting
      principle.................................................    30,134      56,475
    Adjustment to reflect change in accounting for goodwill, net
      of tax (k)................................................    (6,150)         --
                                                                  --------    --------
    Net income in accordance with United States GAAP............    23,984      56,475
    Opening retained earnings in accordance with United States
      GAAP (b)..................................................   275,101     223,363
    Common share dividends......................................    (5,051)     (4,737)
                                                                  --------    --------
    Closing retained earnings in accordance with United States
      GAAP......................................................  $294,034    $275,101
                                                                  ========    ========
    Income before cumulative effect of change in accounting
      principle per common share (in dollars):
      Basic.....................................................  $   0.65    $   1.28
      Diluted...................................................      0.65        1.27
    Income per common share (in dollars):
      Basic.....................................................      0.52        1.28
      Diluted...................................................      0.52        1.27
                                                                  ========    ========
    Weighted average number of shares outstanding (in
      thousands):
      Basic.....................................................    47,364      44,206
      Diluted...................................................    47,590      44,695
                                                                  ========    ========
    Comprehensive income:
      Net income in accordance with United States GAAP..........  $ 23,984    $ 56,475
      Other comprehensive income (h)............................    17,808       2,299
                                                                  --------    --------
                                                                  $ 41,792    $ 58,774
                                                                  ========    ========

                                                                     2003          2002
                                                                  ----------    ----------
    Total assets in accordance with Canadian GAAP...............  $2,515,722    $2,166,917
    Effects of differences in accounting for:
      Shareholder loans (c).....................................      (4,445)       (4,475)
      Ski and resort assets (d).................................       1,948         2,525
      Goodwill (d)..............................................      37,471        34,696
      Properties (d)............................................         640           650
      Sale-leaseback (i)........................................      14,080            --
      Start-up costs (j)........................................      (2,551)       (5,682)
      Future income taxes on differences........................       4,222         1,744
                                                                  ----------    ----------
    Total assets in accordance with United States GAAP..........  $2,567,087    $2,196,375
                                                                  ==========    ==========

                                                                     2003          2002
                                                                  ----------    ----------
    Total liabilities in accordance with Canadian GAAP..........  $1,804,583    $1,489,648
    Effects of differences in accounting for:
      Revenue recognition (i)...................................      24,096            --
                                                                  ----------    ----------
    Total liabilities in accordance with United States GAAP.....  $1,828,679    $1,489,648
                                                                  ==========    ==========

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

                                                                     2003          2002
                                                                  ----------    ----------
    Capital stock in accordance with Canadian GAAP..............  $  460,742    $  466,899
    Effects of differences in accounting for:
      Extinguishment of options and warrants (a)................       1,563         1,563
      Shareholder loans (c).....................................      (4,445)       (4,475)
                                                                  ----------    ----------
    Capital stock in accordance with United States GAAP.........     457,860       463,987
    Closing retained earnings in accordance with United States
      GAAP......................................................     294,034       275,101
    Accumulated other comprehensive income (h)..................     (13,486)      (32,361)
                                                                  ----------    ----------
    Shareholders' equity in accordance with United States
      GAAP......................................................  $  738,408    $  706,727
                                                                  ==========    ==========

    (a)  EXTINGUISHMENT OF OPTIONS AND WARRANTS:

       Payments made to extinguish options and warrants can be treated as capital items under Canadian GAAP. These payments would be treated as income items under United States GAAP. As a result, payments made to extinguish options in prior years impact the current year's capital stock and retained earnings. No payments were made during the years ended June 30, 2003 and 2002.

    (b) RETAINED EARNINGS:

       Opening retained earnings in accordance with United States GAAP for the year ended June 30, 2002 includes the effects of:

       (i) adopting SFAS 109 as described in (d). The net increase in retained earnings was $40,685,000; and

       (ii) treating payments made to extinguish options and warrants as income items as described in (a). The net decrease in retained earnings was $1,563,000.

    (c)  SHAREHOLDER LOANS:

       The Company accounts for loans provided to senior employees for the purchase of shares as amounts receivable. Under United States GAAP, these loans, totaling $4,445,000 and $4,475,000 as at June 30, 2003 and 2002,
       respectively, would be deducted from share capital.

    (d) INCOME TAXES:

       As described in note 2(n), the Company follows the asset and liability method of accounting for income taxes. Prior to July 1, 1999, the Company had adopted the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), for the financial statement amounts presented under United States GAAP. SFAS 109 requires that future tax liabilities or assets be recognized for the difference between assigned values and tax bases of assets and liabilities acquired pursuant to a business combination except for non tax-deductible goodwill and unallocated negative goodwill, effective from the Company's year ended September 30, 1994. The effect of adopting SFAS 109 increases the carrying values of certain balance sheet amounts at June 30, 2003 and 2002 as follows:

                                                                        2003       2002
                                                                       -------    -------
         Ski and resort operations assets............................  $ 1,948    $ 2,525
         Goodwill....................................................   37,471     34,696
         Properties..................................................      640        650

    (e)  JOINT VENTURES:

       In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under United States GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices prescribed by the SEC, the Company has elected for the purpose of this reconciliation to account for incorporated joint ventures by the proportionate consolidation method (note 14).

    (f)  STOCK COMPENSATION:

       As described in note 2(q), the Company accounts for stock options by the intrinsic value-based method. In addition, in note 12(h) the Company provides pro forma disclosure as if a fair value-based method had been applied for grants made subsequent to June 30, 2001. For United States GAAP purposes, the pro forma disclosures would consider the fair value of all grants made subsequent to December 15, 1995.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       Had compensation expense been determined in accordance with the timing of application provisions of United States GAAP using the Black-Scholes option pricing model at the date of the grant, the following weighted average assumptions would be used for option grants in:

                                                                       2003    2002
                                                                       ----    ----
         Dividend yield (%)..........................................   0.9     0.6
         Risk-free interest rate (%).................................  3.11    4.38
         Expected option life (years)................................     7       7
         Expected volatility (%).....................................    36      55

       Using the above assumptions, the Company's net income under United States GAAP would have been reduced to the pro forma amounts indicated below:

                                                                        2003       2002
                                                                       -------    -------
         Net income in accordance with United States GAAP:
           As reported...............................................  $23,984    $56,475
           Estimated fair value of option grants.....................   (5,228)    (5,215)
                                                                       -------    -------
           Pro forma.................................................  $18,756    $51,260
                                                                       =======    =======
         Pro forma income per common share:
           Basic.....................................................  $  0.41    $  1.16
           Diluted...................................................     0.41       1.15
                                                                       =======    =======

    (g)  FOREIGN EXCHANGE ON BANK AND OTHER INDEBTEDNESS:

       Prior to July 1, 2002 under Canadian GAAP, the Company deferred and amortized foreign exchange gains and losses on bank and other indebtedness denominated in foreign currencies over the remaining term of the debt. Under United States GAAP, foreign exchange gains and losses are included in income in the period in which the exchange rate fluctuates.

    (h) OTHER COMPREHENSIVE INCOME:

       Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and capital stock in the equity section of the balance sheet.

       The foreign currency translation adjustment in the amount of $14,243,000 (2002 -- $31,295,000) presented in shareholders' equity under Canadian GAAP would be considered accumulated other comprehensive income under United States GAAP. The change in the balance of $17,808,000 would be other comprehensive income for the year (2002 -- income of $2,299,000).

    (i)  REAL ESTATE REVENUE RECOGNITION:

       The Company recognizes profit arising on the sale of a property, a portion of which is leased back by the Company, to the extent the gain exceeds the present value of the minimum lease payments. The deferred gain is recognized over the lease term. Under United States GAAP, the Company's continued involvement in the property precludes a sale-leaseback transaction from sale-leaseback accounting. As a result, the profit on the transaction is not recognized but rather the sales proceeds are treated as a liability and the property continues to be shown as an asset of the Company until the conditions for sales recognition are met.

       In accordance with Canadian GAAP, the Company recognizes revenue from the sale of serviced lots after receiving a deposit and conveying title to the purchaser. Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" ("SFAS 66"), provides that a sale of real estate should not be recognized unless the deposit received from the purchaser is at least a major part of the difference between usual loan limits and the sales value of the property. Accordingly, no revenue and cost of sales would have been recognized under United States GAAP on certain lot sales for the year ended June 30, 2001 where the deposit received was less than 10% of the sales price. During the year ended June 30, 2002, the remainder of the loans receivable was collected.

    (j)  START-UP COSTS:

       As described in note 2(f), the Company capitalizes for Canadian GAAP purposes certain costs incurred in the start-up period of specific operations. For United States GAAP purposes, such costs would be expensed as incurred.

                             INTRAWEST CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (k) GOODWILL AND OTHER INTANGIBLE ASSETS:

       As described in note 2(t)(i), the Company restated opening retained earnings for impairment losses calculated by comparing the carrying values to fair values of goodwill and intangible assets with indefinite lives. For United States GAAP, the Company adopted effective July 1, 2002 the provisions of SFAS 142, "Goodwill and Other Intangible Assets," which are similar to Canadian GAAP except that under this standard the impairment losses are recognized as a cumulative effect of a change in accounting principle and are treated as a charge to net income in the year of adoption.

    (l)  DERIVATIVES AND HEDGING ACTIVITIES:

       For United States GAAP purposes, the Company adopted the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, effective July 1, 2000. Under this standard, derivative instruments are initially recorded at cost with changes in fair value recognized in income except when the derivative is identified, documented and highly effective as a hedge, in which case the changes in fair value are excluded from income to be recognized at the time of the underlying transaction. The only derivative instrument outstanding at June 30, 2003 and 2002 is the interest rate swap described in note 9. As the fair value of this swap is not materially different than its cost at both dates, no reconciliation adjustment is required.

    (m) RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS:

       In the U.S., SFAS 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company was required to adopt the provisions of SFAS 143 effective July 1, 2002. Certain of the land lease arrangements related to the Company's ski and resort operations require remediation steps be taken on termination of the lease arrangement. The Company plans to operate its resorts indefinitely and thus is unable to make a reasonable estimate of the fair values of the associated asset retirement obligations.

       In the U.S., SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), provides guidance for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale. SFAS 144 also provides guidance on how to present discontinued operations in the income statement and includes a component of an entity (rather than a segment of a business). The provisions of SFAS 144 are required to be applied prospectively after the adoption date to newly initiated disposal activities. The Company was required to adopt SFAS 144 effective July 1, 2002. The adoption of SFAS 144 did not materially impact the Company's consolidated financial position or results of operations.

       The FASB has issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, as defined in the FASB's conceptual frame-work, rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company expects the adoption of this standard will affect the timing of recognizing liabilities, and the amount recognized, in respect of future exit activities, if any.

       The FASB has issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires additional disclosures as well as the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. The initial measurement of this liability is the fair value of the guarantee at inception. The requirements of FIN 45 have been considered in the preparation of this reconciliation.

       The FASB has issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Its consolidation provisions are applicable for all entities created after January 31, 2003, and for existing variable interest entities as of July 1, 2003. With respect to entities that do not qualify to be assessed for consolidation based on voting interests, FIN 46 generally requires consolidation by the entity that has a variable interest(s) that will absorb a majority of the variable interest entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. The Company is currently evaluating the impact of adopting the requirements of FIN 46.

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